UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2007
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-                    .]

1. Notice of Consent Solicitation dated September 10, 2007

2. Consent Solicitation Statement dated September 10, 2007

3. Consent Solicitation Response and Consent Form

KOWLOON-CANTON RAILWAY CORPORATION
(a statutory corporation incorporated in Hong Kong)
Kowloon-Canton Railway Corporation commences consent
solicitation related to its 8% Notes due 2010
(Stock code in Hong Kong: 2547)
September 10, 2007 — Kowloon-Canton Railway Corporation (“KCRC”) announced today that it has commenced a consent solicitation (the “Consent Solicitation”) relating to its US$1,000,000,000 8% Notes Due 2010, CUSIP No. 500748AA6, ISIN No. US500748AA61 and Common Code No. 010926084 (the “Notes”).
The primary purpose of the Consent Solicitation is to obtain consents from holders of the Notes (the “Holders”) to amend certain provisions (the “Proposed Amendments”) of the indenture dated March 16, 2000 (the “Indenture”) in connection with the proposed rail merger between MTR Corporation Limited and KCRC. The Proposed Amendments are set out in the Consent Solicitation Statement dated September 10, 2007 (the “Consent Solicitation Statement”).
Following the passage of the Rail Merger Bill, which sets out the terms and conditions of the proposed rail merger, by the Legislative Council of the Government of the Hong Kong Special Administrative Region, each of Moody’s Investors Service and Standard & Poor’s Ratings Services reaffirmed its ratings of KCRC and of the Notes as “Aa3” and “AA” on July 16, 2007.
The consent solicitation with respect to the Notes commenced today and expires at 5:00 P.M., New York City time, on September 28, 2007, unless otherwise extended by KCRC (the “Expiration Time”), and is being made upon the terms and is subject to the conditions set forth in the Consent Solicitation Statement. Consents are being sought from all Holders of record at 5:00 P.M., New York City time, on September 7, 2007, in accordance with the terms of the Indenture. A copy of the Consent Solicitation Statement can be obtained upon request, free of charge, from HSBC Securities (USA) Inc. and/or Lucid Issuer Services.
Approval of the Proposed Amendments requires the receipt of consents from the Holders of not less than 66 2 / 3 % in aggregate principal amount of the Notes outstanding (the “Requisite Consents”).
KCRC is offering to pay, upon the terms and conditions of the Consent Solicitation Statement, a consent fee of US$2.50 (the “Consent Fee”) per US$1,000 principal amount of the Notes to the Holders that consent to the Proposed Amendments if the Requisite Consents are received prior to the Expiration Time and not subsequently revoked. The Consent Fee will be paid as promptly as practicable

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after the satisfaction of the Conditions.
HSBC Securities (USA) Inc. is acting as the solicitation agent for the Consent Solicitation. Questions with respect to the terms of the Consent Solicitation should be directed to the solicitation agent at +1 888 HSBC 4LM (472 2456) in the U.S. or +1 212 525 5552 (international) (collect).
Lucid Issuer Services is the information and tabulation agent for the Consent Solicitation. Requests for assistance or additional sets of the Consent Solicitation materials should be directed to Lucid Issuer Services at + 852 2526 5406 or kcrcinfo@lucid-is.com.hk.
Concurrently with the Consent Solicitation, KCRC is also soliciting consents from holders of the notes issued under its medium term note program and its Hong Kong dollar retail notes in connection with the proposed rail merger.
This notice is not a consent solicitation, which shall be made solely by the Consent Solicitation Statement and related documents, and those documents should be consulted for additional information regarding consent procedures and the conditions for the Consent Solicitation. This notice is not an offering of securities in the United States or any other jurisdiction.
KCRC is a statutory corporation, wholly owned by the Financial Secretary Incorporated on behalf of the Government of the Hong Kong Special Administrative Region. KCRC operates, extends and improves its railways in the Hong Kong Special Administrative Region.
Forward-looking Information
Certain statements contained in this notice may be viewed as “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended.. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of KCRC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended December 31, 2006, filed with the U.S. Securities and Exchange Commission (the “SEC”) and in KCRC’s other filings with the SEC.

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IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached Consent Solicitation Statement following this page or otherwise received by you and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached Consent Solicitation Statement. In accessing the attached Consent Solicitation Statement, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.
Confirmation of Your Representation: You have been sent the attached Consent Solicitation Statement on the basis that you have confirmed that you are a holder of the 8% Notes Due 2010 of Kowloon-Canton Railway Corporation.
This Consent Solicitation Statement has been sent to you in an electronic form. Nothing on this electronic transmission constitutes an offer of securities for sale in the United States or any other jurisdiction.
You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of KCRC, the Trustee, the Solicitation Agent, the Information and Tabulation Agent nor any person who controls them or any director, officer, employee or agent of them, or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Consent Solicitation Statement distributed to you in electronic format and the hard copy version available to you on request from the Solicitation Agent or the Information and Tabulation Agent, as the case may be.
You are reminded that the attached Consent Solicitation Statement has been delivered to you on the basis that you are a person into whose possession this Consent Solicitation Statement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorized to deliver this Consent Solicitation Statement to any other person. This Consent Solicitation Statement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution or reproduction of this document in whole or in part is unauthorized.

CONSENT SOLICITATION STATEMENT
KOWLOON-CANTON RAILWAY CORPORATION
Solicitation of Consents Relating to its U.S.$1,000,000,000 8% Notes Due 2010 (the “Notes”)
(CUSIP No. 500748AA6; ISIN No. US500748AA61; Common Code No. 010926084)
Kowloon-Canton Railway Corporation (“KCRC”) hereby solicits the consents of the holders of the Notes referenced above (each, a “Consent”) to the proposed amendments (the “Proposed Amendments”) to the Indenture dated as of March 16, 2000 (the “Indenture”) related to the Notes that are described herein. The Proposed Amendments are intended to be implemented in connection with the Rail Merger (as defined herein).
Consents are being sought from all holders of the Notes of record at 5:00 P.M., New York City time, on September 7, 2007 (such holders collectively, the “Holders,” each, a “Holder,” and such date and time, including as such record date may be changed from time to time, the “Record Date”), in accordance with the terms of the Indenture. The Consent solicitation (the “Consent Solicitation”) is more fully described in this Consent Solicitation Statement.
The delivery of a Consent will not affect a Holder’s right to receive 100% of the principal amount of the Notes at maturity on March 15, 2010, or any other rights of a Holder under the Notes except as specifically set forth in the Proposed Amendments.
Holders are requested to read and carefully consider the information contained herein and to give their Consents to the Proposed Amendments by properly completing and executing the accompanying consent form (each, a “Consent Form”) in accordance with the instructions set forth herein and therein. Approval of the Proposed Amendments requires the Consents of Holders of not less than 66⅔% in aggregate principal amount of the Notes outstanding (the “Requisite Consents”) in accordance with the terms of the Indenture.
None of KCRC, the Trustee, the Solicitation Agent nor the Information and Tabulation Agent (each as defined herein) makes any recommendation as to whether or not Holders of the Notes should consent to the Proposed Amendments.

THE CONSENT SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 28, 2007 (THE “EXPIRATION DATE”), UNLESS OTHERWISE EXTENDED BY KCRC (AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”). CONSENTS MAY NOT BE REVOKED EXCEPT IN THE LIMITED CIRCUMSTANCES SET FORTH HEREIN. SEE “THE CONSENT SOLICITATION — REVOCATION OF CONSENTS.” PLEASE CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, CUSTODIAN OR DTC PARTICIPANT (AS DEFINED HEREIN) TO CONFIRM THE DEADLINE FOR DELIVERY SO THAT YOUR INSTRUCTIONS MAY BE PROCESSED IN A TIMELY MANNER.
Subject to the Conditions (as defined herein) set forth herein, KCRC will pay a consent payment (the “Consent Fee”) equal to US$2.50 for each US$1,000 principal amount of the Notes as to which a Consent is properly completed, duly executed and delivered and not validly revoked prior to the Expiration Time. As of the Record Date, all of the Notes are held of record by a nominee of The Depository Trust Company (“DTC”). The Notes are recorded on DTC’s books in the names of DTC participants (each, a “DTC Participant”). The Consent Fee will be paid only to DTC Participants from whom Consent Forms are validly received prior to the Expiration Time. DTC Participants will undertake to distribute the Consent Fees to the beneficial owners of the Notes as appropriate. The Consent Fee will be paid as promptly as practicable after the satisfaction of the Conditions. DTC Participants who revoke Consents will not receive the applicable Consent Fee unless Consents are validly redelivered prior to the Expiration Time. KCRC’s obligation to accept Consents and to pay the Consent Fee to consenting Holders is subject to the receipt of the Requisite Consents and satisfaction of the other Conditions. See “The Consent Solicitation — Conditions to the Consent Solicitation.”

The Solicitation Agent for the Consent Solicitation is:
HSBC Securities (USA) Inc.
September 10, 2007

***
No person has been authorized to give any information or make any representations other than those contained herein or in the accompanying Consent Form and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by KCRC, the Trustee, the Solicitation Agent, the Information and Tabulation Agent or any other person. The statements made in this Consent Solicitation Statement are made as of the date on the cover page. The delivery of this Consent Solicitation Statement and the accompanying materials shall not, under any circumstances, create any implication that the information contained herein is correct as of a later date.
The Trustee, the Solicitation Agent and the Information and Tabulation Agent have not separately verified all of the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Trustee, the Solicitation Agent or the Information and Tabulation Agent as to the accuracy or completeness of the information contained herein. The Solicitation Agent and the Information and Tabulation Agent are the agents of KCRC and owe no duty to any Holder.
Each person receiving this Consent Solicitation Statement acknowledges that such person has not relied on any of KCRC, the Trustee, the Solicitation Agent or the Information and Tabulation Agent in connection with its decision on whether to give Consent to the Proposed Amendments. Each such person must make its own analysis and investigation regarding the Proposed Amendments and make its own Consent decision, with particular reference to its own investment objectives and experience, and any other factors which may be relevant to it in connection with such Consent decision. If such person is in any doubt about any aspect of this Consent Solicitation Statement and/or the action it should take, it should consult its professional advisers.

IMPORTANT INFORMATION
Only Holders who consent, by properly executing and delivering their Consent Form prior to the Expiration Time, and do not revoke such Consent prior to the Expiration Time, will be entitled to receive the Consent Fee. All other Holders will not be entitled to receive any Consent Fee, but will be bound by the Proposed Amendments if they become effective. KCRC will pay the Consent Fee as promptly as practicable after the satisfaction of the Conditions.
Only Holders are eligible to consent to the Proposed Amendments. As of the Record Date, all of the Notes are held of record by a nominee of DTC. The Notes are recorded on DTC’s books in the names of DTC Participants who hold the Notes for the beneficial owners. For purposes of the Consent Solicitation, DTC has authorized the DTC Participants set forth in the position listing of DTC as of the Record Date to execute Consent Forms as if they were the Holders of the Notes held of record in the name of DTC or its nominee. Accordingly, for purposes of the Consent Solicitation, the term “Holder” shall be deemed to include such DTC Participants. Any beneficial owner of the Notes who is not a Holder of such Notes must contact such beneficial owner’s broker, dealer, commercial bank, custodian or DTC Participant who is the Holder or such Holder’s assignee or nominee to execute and deliver a Consent Form on behalf of such beneficial owner.
Holders who wish to consent to the Proposed Amendments must deliver their properly completed and executed Consent Form to the Information and Tabulation Agent at the address set forth on the back cover page of this Consent Solicitation Statement and in the Consent Form in accordance with the instructions set forth herein and therein. Consents should not be delivered to KCRC, the Trustee or the Solicitation Agent. However, KCRC reserves the right to accept any Consent received by KCRC, the Trustee or the Solicitation Agent.
UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER THE NOTES TO KCRC, THE TRUSTEE, THE SOLICITATION AGENT OR THE INFORMATION AND TABULATION AGENT AT ANY TIME.
KCRC is seeking Consents to the Proposed Amendments as a whole. Accordingly, a Consent purporting to consent to only some of the Proposed Amendments will not be valid. The delivery of any Consent by a Holder will be deemed to be the delivery of a Consent to the Proposed Amendments as a whole.
Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business adviser and tax adviser as to legal, business, tax and related matters concerning the Consent Solicitation.
The Consent Solicitation is not being made to, and Consent Forms will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Consent Solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, KCRC may in its discretion take such action as it may deem necessary to make the Consent Solicitation in any such jurisdiction and to extend the Consent Solicitation to Holders in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Consent Solicitation to be made by a licensed broker or dealer, the Consent Solicitation will be deemed to be made on behalf of KCRC by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
THIS CONSENT SOLICITATION STATEMENT CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE CONSENT SOLICITATION.
NEITHER THIS CONSENT SOLICITATION STATEMENT NOR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CONSENT SOLICITATION STATEMENT OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE TO MAKE ANY REPRESENTATION TO THE CONTRARY.
See “Available Information and Documents — KCRC” for a summary of publicly available documents filed or furnished by KCRC with the SEC.

In this Consent Solicitation Statement:
•	The term “Supplemental Indenture” means the supplemental indenture that incorporates the Proposed Amendments, to be executed and delivered between KCRC and The Bank of New York, as Trustee, as soon as practicable following the receipt of the Requisite Consents and satisfaction of the other Conditions.
•	the term “Conditions” means the conditions on which KCRC will accept the Consents and pay the Consent Fee for Consents validly delivered and not validly revoked prior to the Expiration Time.
•	the term “Information and Tabulation Agent” means Lucid Issuer Services.
•	the term “Solicitation Agent” means HSBC Securities (USA) Inc.
•	the term “Trustee” means The Bank of New York, as trustee under the Indenture.
Terms used in this Consent Solicitation Statement that are not otherwise defined herein have the meanings set forth in the Indenture.

SUMMARY OF THE CONSENT SOLICITATION
This Consent Solicitation Statement and the related Consent Form contain important information which should be read carefully before any decision is made with respect to the Consent Solicitation.
The Notes	KCRC’s 8% Notes Due 2010 (CUSIP No. 500748AA6; ISIN No. US500748AA61; Common Code No. 010926084), of which US$1,000,000,000 principal amount is currently outstanding.

Background of the Rail Merger	In order to facilitate the future development of the railway systems in Hong Kong, the Government (the “Hong Kong SAR Government” or the “Government”) of the Hong Kong Special Administrative Region (the “Hong Kong SAR”) invited KCRC and MTR Corporation Limited (“MTRCL”) to enter into the Rail Merger. KCRC is a statutory corporation wholly owned by the Financial Secretary Incorporated on behalf of the Hong Kong SAR Government. The Financial Secretary Incorporated holds approximately 76.67% of the shares of MTRCL in trust on behalf of the Hong Kong SAR Government. See “The Rail Merger — Background of the Rail Merger — Invitation to Merge.”

The Purpose of the Consent Solicitation	The Consent Solicitation seeks to obtain the Requisite Consents of the Holders to make the Proposed Amendments to the Indenture. The principal purpose and effect of the Proposed Amendments is to permit the Rail Merger to occur without complying with the provisions in the Indenture that would require MTRCL to assume all of KCRC’s obligations under the Indenture and without otherwise causing the occurrence of an Event of Default under the Indenture.

The Proposed Amendments	The Proposed Amendments will principally eliminate any requirement in Section 8.01 of the Indenture for MTRCL to assume KCRC’s obligations under the Indenture in connection with the Rail Merger and waive any Event of Default under the Indenture in connection with or as a result of the Rail Merger.

For the full text of the Proposed Amendments, see “Purpose of the Consent Solicitation — Text of the Proposed Amendments” and the form of the Supplemental Indenture, a copy of which may be obtained from the Information and Tabulation Agent. Additional conforming changes may be made as required to the above or other provisions of the Indenture.
The Proposed Amendments will not alter the interest rate or maturity date of the Notes, or KCRC’s obligation to make principal and interest payments on the Notes.

The Rail Merger Ordinance and the Transaction Agreements	On June 8, 2007, the Legislative Council (the “LegCo”) of the Hong Kong SAR passed the Rail Merger Bill (which was published in the Hong Kong SAR Government Gazette on June 11, 2007). The Rail Merger Ordinance constitutes the enabling legislation which will permit the implementation of a long term service concession of KCRC’s rail and bus operations (the “Service Concession”) for an initial period of 50 years from the Merger Date (as defined herein), which period may be extended (the “Concession Period”) and the sale of certain rail-related assets and certain KCRC’s subsidiaries (the “Purchased Rail Assets”) and certain property-related rights and interests (the “Property Package”) to MTRCL. On August 9, 2007, the transaction agreements (the “Transaction Agreements”) necessary for the implementation of the Rail Merger were executed (other than those which are required to be executed thereafter). These arrangements have been commonly described as a merger and are referred to herein as the “Rail Merger;” however, these arrangements do not involve a legal merger of MTRCL and KCRC. The independent shareholders of MTRCL will vote on the Rail Merger at its extraordinary general meeting scheduled for October 9, 2007. The Rail Merger Ordinance is expected to come into operation on a date (the “Merger Date”) to be appointed by the Secretary for Transport and Housing (the “Secretary”) of the Hong Kong SAR Government. See “The Rail Merger.”

Hong Kong SAR Government Letter	The Hong Kong SAR Government has provided a letter (the “Government Letter”) in favor of KCRC in connection with the Rail Merger. In the Government Letter, the Hong Kong SAR Government confirmed its current intention to maintain its ownership of KCRC. A copy of the Government Letter is attached as Annex A hereto. See “The Rail Merger — Hong Kong SAR Government Letter.”

MTRCL’s Relationship with the Hong Kong SAR Government	The Financial Secretary Incorporated holds approximately 76.67% of the shares of MTRCL in trust on behalf of the Hong Kong SAR Government. The Hong Kong SAR Government, as the majority shareholder of MTRCL, has control over MTRCL’s shareholder meetings and board of directors. See “MTRCL and Its Relationship with the Hong Kong SAR Government — Relationship with the Hong Kong SAR Government.”

KCRC Post-Rail Merger	The Rail Merger will not affect the Hong Kong SAR Government’s existing ownership of KCRC. Following the Rail Merger, KCRC will be a statutory corporation with minimal staff and will cease to have any railway operating responsibilities. It is envisaged that KCRC will retain certain administrative, accounting and treasury functions with operations supported mainly by outside service providers. The Hong Kong SAR Government’s present intention is that KCRC’s Managing Board would comprise solely of Hong Kong SAR Government officials. KCRC will continue to be responsible for its financial obligations and contingent liabilities, including the Notes. See “The Rail Merger — KCRC Post-Rail Merger.”

Ratings	Following the passage of the Rail Merger Bill through the legislative process, each of Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Services (“Standard & Poor’s”) reaffirmed its ratings of KCRC and of the Notes as “Aa3” and “AA” on July 16, 2007.

On July 16, 2007, Standard & Poor’s affirmed MTRCL’s foreign currency issuer and senior unsecured debt rating at “AA” with a stable outlook and Moody’s affirmed MTRCL’s ratings of “Aa3.” On July 26, 2007, Standard & Poor’s revised its outlook on MTRCL’s local and foreign currency long-term credit ratings to positive from stable at the same time reaffirming MTRCL’s long-term credit ratings at “AA” and Moody’s upgraded MTRCL’s foreign currency issuer and senior unsecured debt ratings to “Aa2” from “Aa3” with a stable rating outlook.

A credit rating is not a recommendation to purchase, hold or sell securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency. Credit ratings are inherently subjective and are subject to a number of assumptions, which may not occur, and conditions that may not be satisfied.

The Expiration Time	The Consent Solicitation will expire at 5:00 P.M., New York City time, on September 28, 2007, unless otherwise extended by KCRC.

The Expiration Date	September 28, 2007, unless otherwise extended by KCRC.

Consent Fee	US$2.50 for each US$1,000 principal amount of the Notes to which the Consent relates.

Eligibility for Consent Fee	As promptly as practicable after the satisfaction of the Conditions, KCRC will pay (directly or through an agent) to each Holder who has delivered a properly executed and completed Consent Form to the Information and Tabulation Agent prior to the Expiration Time, which has not been validly revoked, the Consent Fee with respect to the Notes for which a Consent was effective. Failure to deliver a Consent Form will have the same effect as if a Holder had chosen not to give its Consent with respect to the Proposed Amendments. KCRC will provide notice to Holders of the Notes of receipt of the Requisite Consents (assuming the Requisite Consents have been received) promptly after the Expiration Time. No Consent will be deemed to have been accepted until all of the Conditions have been satisfied (or waived).

Record Date	The Record Date for the determination of Holders entitled to give Consents pursuant to the Consent Solicitation is 5:00 P.M., New York City time, on September 7, 2007. KCRC reserves the right to establish from time to time any new date as the Record Date with respect to the Consent Solicitation and, thereupon, any such new date will be deemed to be the “Record Date” for purposes of the Consent Solicitation.

Conditions	KCRC’s obligation to accept the Consents and to pay the Consent Fee for Consents validly delivered and not validly revoked prior to the Expiration Time is conditioned on the following:
•	there being validly delivered and not validly revoked prior to the Expiration Time the Requisite Consents;

•	the prior or concurrent approval of the Rail Merger by the independent shareholders of MTRCL;

•	no action, proceeding, order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been instituted, pending, threatened, proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality, nor any failure by any third party to provide a consent, amendment or waiver under a relevant agreement that, in the sole judgment of KCRC, may have a material adverse effect upon the contemplated benefits to KCRC of the Consent Solicitation or the Proposed Amendments or would or might prohibit, prevent, restrict or delay consummation of the Consent Solicitation or the Proposed Amendments, or that is, or is reasonably likely to be, materially adverse to the business, assets, condition (financial or other), results of operations or prospects of KCRC and its subsidiaries, taken as a whole;

•	(1) no change or event (or development involving a prospective change or event) shall have occurred or shall be threatened in the business, properties, assets, liabilities, condition (financial or other), operations, results of operations or prospects of KCRC and its subsidiaries, taken as a whole, and (2) no change or event (or development involving a prospective change or event) shall have occurred or be likely to occur in financial markets in the United States and Hong Kong generally or affecting the debt securities of KCRC that, in the sole judgment of KCRC, in the case of either (1) or (2) above, is or may be adverse to KCRC and its subsidiaries, taken as a whole, or may have a material adverse effect upon the contemplated benefits to KCRC of the Consent Solicitation or the Proposed Amendments or would or might prohibit, prevent, restrict or delay consummation of any of the foregoing; and

•	the execution and delivery of the Supplemental Indenture by KCRC and the Trustee.
The foregoing Conditions are for the sole benefit of KCRC, and KCRC may, in its sole discretion, waive any of the Conditions, in whole or in part, at any time and from time to time or otherwise amend the Consent Solicitation at any time. No Consent Fee will be paid if any of the Conditions are not satisfied (or waived) for any reason.

If the Expiration Time does not occur on or before the date that is 180 days after the Record Date, then no Consent shall be valid, and KCRC shall not be obligated to pay any Consent Fee in respect of any Consent.

How to Deliver Consents	See “The Consent Solicitation — Procedures for Consenting.” For further information, please contact the Information and Tabulation Agent or consult your broker, dealer, commercial bank, custodian or DTC Participant for assistance.

Revocation of Consents	Consents that are properly completed and delivered may not be revoked except in the limited circumstances described in the following sentence. Consents will become revocable only if the terms of the Consent Solicitation are amended such that the amendment (1) decreases the amount of the Consent Fee, (2) decreases the aggregate principal amount of the Notes with respect to which Consents are being solicited, (3) extends the Expiration Time beyond 180 days after the Record Date or (4) makes such other change to the Consent Solicitation which, as determined by KCRC in its sole discretion, is adverse to the Holders, or if such revocability is otherwise required by applicable law. DTC Participants who validly revoke Consents will not be eligible to receive the applicable Consent Fee unless Consents are validly redelivered prior to the Expiration Time.

Termination of Consent Solicitation	The Consent Solicitation may be terminated by KCRC, in its sole discretion, at any time or from time to time prior to the Expiration Time. In the event the Consent Solicitation is abandoned or terminated prior to the Expiration Time, any Consents received will be voided and no Consent Fee will be paid with respect to such Consents.

Requisite Consents	Approval of the Proposed Amendments requires the Consents of Holders of not less than 66⅔% in aggregate principal amount of the Notes outstanding in accordance with the terms of the Indenture.

Assistance and Information	Questions concerning the terms of the Consent Solicitation should be directed to the Solicitation Agent at its address and telephone number set forth on the back cover of this Consent Solicitation Statement. Requests for additional copies of this Consent Solicitation Statement and the Consent Form and copies of the Indenture and the form of the Supplemental Indenture, and questions regarding procedures for submitting Consents may be directed to the Information and Tabulation Agent at its address and telephone number set forth on the back cover of this Consent Solicitation Statement. Beneficial owners may also contact their brokers, dealers, commercial banks, custodians or DTC Participants for assistance concerning the Consent Solicitation.
Certain U.S. Federal Income Tax Considerations	For a summary of certain U.S. Federal income tax considerations to the Holders in connection with the Consents and the Consent Fee, see “Certain U.S. Federal Income Tax Considerations.”

Binding Effect on Non-Consenting Holders	If the Requisite Consents are obtained and the other Conditions are satisfied and the Supplemental Indenture is executed and delivered by KCRC and the Trustee as soon as practicable, all Holders of the Notes will be bound by the Proposed Amendments whether or not they have provided Consents. Non-consenting Holders will not be entitled to receive the Consent Fee.

Solicitation Agent	KCRC has retained HSBC Securities (USA) Inc. as Solicitation Agent with respect to the Consent Solicitation.

Information and Tabulation Agent	KCRC has retained Lucid Issuer Services as Information and Tabulation Agent with respect to the Consent Solicitation.

PURPOSE OF THE CONSENT SOLICITATION
The Consent Solicitation seeks to obtain the Requisite Consents of the Holders to make the Proposed Amendments to the Indenture in connection with the Rail Merger.
Summary of the Proposed Amendments
The Proposed Amendments will principally eliminate any requirement in Section 8.01 of the Indenture for MTRCL to assume all of KCRC’s obligations under the Indenture in connection with the Rail Merger and waive any Event of Default under the Indenture in connection with or as a result of the Rail Merger.
The Proposed Amendments will amend the “Events of Default” provision and the “Consolidation, Merger, Conveyance, Transfer or Lease” covenant, as well as add the new definition of “Rail Merger Arrangements.” The following description is only a summary of the material provisions of the Proposed Amendments and is qualified in its entirety by reference to the full and complete terms of the Supplemental Indenture. We urge you to read the form of Supplemental Indenture because it, not this summary, defines your rights as a Holder. You can obtain a copy of the form of Supplemental Indenture from the Information and Tabulation Agent.
Amendments to the “Events of Default” Provision and the “Consolidation, Merger, Conveyance, Transfer or Lease” Covenant

Provision/Covenant	Current Indenture	Effect of the Proposed
Amendments
Section 5.01 (viii) Events of Default	An Event of Default will occur if KCRC shall dispose of, or attempt to dispose of, all or the majority of its assets or properties required for use in connection with the KCRC Railways.	To exclude the Rail Merger Arrangements from this Event of Default.

Section 8.01 (i) Corporation May Consolidate, Etc., Only on Certain Terms	KCRC is not permitted to consolidate or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless the successor Person is a corporation, partnership or trust, is organized and validly existing under the laws of Hong Kong and shall expressly assume all KCRC’s obligations and covenants under the Indenture.	To delete the requirement that would require MTRCL to assume all KCRC’s obligations and covenants in connection with the Rail Merger Arrangements.

Provision/Covenant	Current Indenture	Effect of the Proposed
Amendments
Section 8.01 (iii) Corporation May Consolidate, Etc., Only on Certain Terms	If, as a result of KCRC’s consolidation or merger into any other Person or conveyance, transfer or lease of its properties and assets substantially as an entirety to any Person, properties or assets of KCRC would become subject to a Lien which would not be permitted by the Indenture, KCRC is not permitted to consolidate or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless KCRC or the successor Person shall take such steps as necessary to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby.	To exclude the Rail Merger Arrangements from this requirement.

Section 8.01 (v) Corporation May Consolidate, Etc., Only on Certain Terms	KCRC is not permitted to consolidate or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless the successor Person provides to each bondholder an indemnity against any tax, assessment or government charge withheld or deducted as a result of such consolidations, merger, conveyance, transfer or lease.	To exclude the Rail Merger Arrangements from this requirement.

Section 8.01 (vi) Corporation May Consolidate, Etc., Only on Certain Terms	KCRC is not permitted to consolidate or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless KCRC has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture [comply] with Article 8 and that all conditions precedent in the Indenture provided for relating to such transaction have been complied with.	To add in the requirement that such statement is made after giving effect to the relevant supplemental indenture.

Provision/Covenant	Current Indenture	Effect of the Proposed
Amendments
Section 8.02 Successor Substituted	Upon any consolidation of KCRC with, or merger of KCRC into, any other Person or any conveyance, transfer or lease of the properties and assets of KCRC substantially as an entirety in accordance with Section 8.01 of the Indenture, the successor Person formed by such consolidation or into which KCRC is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, KCRC under the Indenture with the same effect as if such successor Person had been named as KCRC in the Indenture, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under the Indenture and the Notes.	To exclude the Rail Merger Arrangements from this requirement.

Section 8.03 Rail Merger Arrangements	No provision.	To clarify for the avoidance of doubt that, after giving effect to the Proposed Amendments, (1) Sections 8.01 and 8.02 of the Indenture do not apply to the Rail Merger Arrangements and (2) the Rail Merger Arrangements shall not result in or cause any Event of Default under the Indenture.

The New Definition of “Rail Merger Arrangements”
The Proposed Amendments will include the new definition of “Rail Merger Arrangements.”

Definition	Current Indenture	Effect of the Proposed
Amendments
Rail Merger Arrangements	No provision.	A new definition of “Rail Merger Arrangements” is included to mean the granting by KCRC of a service concession to MTRCL to operate KCRC’s rail and bus operations, the sale of certain rail-related assets, certain KCRC’s subsidiaries and certain property-related rights and interests of KCRC to MTRCL and any and all related arrangements or actions, carried out pursuant to, in connection with and/or as contemplated by (1) the Rail Merger Ordinance (Ordinance No. 11 of 2007) of Hong Kong SAR, as amended from time to time; (2) the subsidiary legislation in respect of the Rail Merger Ordinance (Ordinance No. 11 of 2007) of Hong Kong SAR, as amended from time to time; (3) the Merger Framework Agreement by and among MTRCL, KCRC and the Secretary for Transport and Housing and the Secretary for Financial Services and the Treasury for and on behalf of the Hong Kong SAR Government, dated August 9, 2007, as amended, supplemented or replaced from time to time; and/or (4) the related Transaction Agreements entered into on August 9, 2007 (together with those Transaction Agreements which are required to be executed thereafter), as amended, supplemented or replaced from time to time.
Text of the Proposed Amendments
Set forth below are the Proposed Amendments (new language is provided in double underline and deleted language as strikethrough).
Amendments to the “Events of Default” Provision and the “Consolidation, Merger, Conveyance, Transfer or Lease” Covenant
     SECTION 5.01. Events of Default. “Event of Default,” wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court ~~of~~ or any order, rule or regulation of any administrative or governmental body):
(viii)	if the Corporation shall dispose of, or attempt to dispose of, all or the majority of its assets or properties required for use in connection with the KCRC Railways (except pursuant to, in connection with, or as part of the Rail Merger Arrangements); or
     SECTION 8.01. Corporation May Consolidate, Etc., Only on Certain Terms. The Corporation shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Corporation shall not permit any Person to consolidate with or merge into the Corporation or convey, transfer or lease its properties and assets substantially as an entirety to the Corporation, unless:
(i)	in the case the Corporation shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Corporation is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Corporation substantially as an entirety (x) shall be a corporation, partnership or trust, (y) shall be organized and validly existing under the laws of Hong Kong and (z) shall, except pursuant to, in connection with, or as part of the Rail Merger Arrangements, expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance or observance of every covenant of this Indenture on the part of the Corporation to be performed or observed;

(ii)	immediately after giving ~~affect~~ effect to such transaction and treating any indebtedness which becomes an obligation of the Corporation or any Subsidiary as a result of such transaction as having been incurred by the Corporation or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(iii)	if, as a result of any such consolidation or merger or such conveyance, transfer or lease (except as a result of, pursuant to, in connection with, or as part of the Rail Merger Arrangements), properties or assets of the Corporation would become subject to a Lien which would not be permitted by this Indenture, the Corporation or such successor Person, as the case may be, shall take such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby;

(iv)	the Corporation has delivered to the Trustee an opinion of United States counsel of recognized standing to the effect that the Holders of the Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such transaction and will be subject to United States federal income tax (if subject to United States federal income tax at all either before or after such transaction) on the same amount and in the same manner and at the same time as would have been the case if such transaction had not occurred; ~~and~~

(v)	the successor Person shall expressly agree to indemnify each Holder against any tax, assessment or governmental charge payable by withholding or deduction thereafter imposed on such Holder solely as a consequence of such transaction (except any transaction pursuant to, in connection with, or as part of the Rail Merger Arrangements) with respect to the payment of principal, interest and additional amounts under Section 10.05, if any, on the Securities~~.~~; and

(vi)	the Corporation has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture ~~comply~~ complies with this Article 8 and that all conditions precedent herein provided for relating to such transaction have been complied with (in each case after giving effect to the relevant supplemental indenture).
     SECTION 8.02. Successor Substituted. Upon any consolidation of the Corporation with, or merger of the Corporation into, any other Person or any conveyance, transfer or lease of the properties and assets of the Corporation substantially as an entirety in accordance with Section 8.01 (except pursuant to, in connection with, or as part of the Rail Merger Arrangements), the successor Person formed by such consolidation or into which the Corporation is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.
     SECTION 8.03. Rail Merger Arrangements. Notwithstanding any provision in this Indenture to the contrary, Sections 8.01 and 8.02 of this Indenture shall not apply to the Rail Merger Arrangements. Furthermore, for the avoidance of doubt, no Event of Default shall arise as a result of, or be caused by or in connection with the Rail Merger Arrangements.
Amendments to the definitions — Addition of the definition of “Rail Merger Arrangements”
     SECTION 1.01. Definitions.
     “Rail Merger Arrangements” means the granting by the Corporation of a service concession to MTR Corporation Limited (“MTRC”) to operate the Corporation’s rail and bus operations, the sale of certain rail-related assets, certain subsidiaries of the Corporation and certain property-related rights and interests of the Corporation to MTRC and any and all related arrangements or actions, carried out pursuant to, in connection with and/or as contemplated by (i) the Rail Merger Ordinance (Ordinance No. 11 of 2007) of Hong Kong, as amended from time to time; (ii) the subsidiary legislation in respect of the Rail Merger Ordinance (Ordinance No. 11 of 2007) of Hong Kong, as amended from time to time; (iii) the Merger Framework Agreement by and among MTRC, the Corporation and the Secretary for Transport and Housing and the Secretary for Financial Services and the Treasury for and on behalf of the Government of Hong Kong, dated August 9, 2007, as amended, supplemented or replaced from time to time; and/or (iv) the related transaction agreements entered into on August 9, 2007 (together with those transaction agreements which are required to be executed thereafter), as amended, supplemented or replaced from time to time.
General
Additional conforming changes may be made as required to the above or other provisions of the Indenture.
The Proposed Amendments will not alter the interest rate or maturity date of the Notes, KCRC’s obligation to make principal and interest payments on the Notes or the substantive effect of any other covenant or provision designed to afford protection to the Holders of the Notes.
The Indenture provides that the Trustee and KCRC may amend provisions of the Indenture with the consent of the Holders of not less than 66⅔% in aggregate principal amount of the outstanding Notes. As of the date hereof, an aggregate US$1,000,000,000 principal amount of the Notes is outstanding.

THE RAIL MERGER
The following description is only a summary of the material terms of the Rail Merger and does not purport to be complete. We urge you to read the Summary of the Rail Merger Ordinance and the Summary of the Transaction Agreements attached as Annex B and Annex C hereto, respectively.
Summary of the Key Terms
The Service Concession; the Purchased Rail Assets; the Property Package. The key terms of the Rail Merger will include, among others: (1) the Service Concession, which provides for KCRC to continue to retain legal ownership of its existing rail system and the Kowloon Southern Link and to grant to MTRCL the right to operate its existing railway lines and the Kowloon Southern Link and other rail-related businesses for an initial period of 50 years from the Merger Date, which period may be extended; (2) the Purchased Rail Assets, under which MTRCL will acquire from KCRC certain rail-related assets and certain KCRC’s subsidiaries; and (3) the Property Package, under which MTRCL will acquire from KCRC certain property development rights, certain investment properties and the economic benefits and rights of KCRC’s majority shareholding in The Metropolis Management Company Limited.
Background of the Rail Merger
Invitation to Merge. The Kowloon Canton Railway first operated in 1910 and was the predecessor to KCRC, which was formed in 1982 and is wholly owned by the Financial Secretary Incorporated on behalf of the Hong Kong SAR Government. KCRC operates rail passenger and freight services between Hong Kong SAR and mainland China, comprised of surface and sub-surface railway lines totalling 120.6 km with 32 stations and 68 Light Rail stops, serving more than 1.5 million passengers daily. MTRCL is a Hong Kong corporation, whose corporate predecessor was established in 1975 in order to construct and operate a mass transit railway system for Hong Kong SAR. MTRCL’s shares are listed on The Stock Exchange of Hong Kong Limited and are held approximately 76.67% by the Financial Secretary Incorporated in trust on behalf of the Hong Kong SAR Government. MTRCL currently operates the mass transit railway network for Hong Kong SAR, which has 91.0 km of rails with 53 stations, serving more than 2.5 million passengers daily. Both MTRCL and KCRC have substantial property development businesses as well as various other services and operations. In February 2004, in order to facilitate the future development of the railway system in the Hong Kong SAR, the Hong Kong SAR Government, which controls both KCRC and MTRCL, invited both corporations to commence discussions relating to the Rail Merger.
Legislation and Approval. On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and Treasury, each for and on behalf of the Hong Kong SAR Government, signed a non-binding memorandum of understanding with MTRCL, setting out an agreed framework for a long term service concession of KCRC’s rail and bus operations to be granted to MTRCL and the sale by KCRC of certain rail-related assets and property interests to MTRCL. On June 8, 2007, the LegCo passed the Rail Merger Bill (which was published in the Hong Kong SAR Government Gazette on June 11, 2007). The Rail Merger Ordinance constitutes the enabling legislation which will permit the implementation of a long term service concession of KCRC’s rail and bus operations and the sale of certain rail-related assets, certain KCRC’s subsidiaries and certain property-related rights and interests to MTRCL. On August 9, 2007, the Transaction Agreements necessary for the implementation of the Rail Merger were executed (other than those which are required to be executed thereafter). The independent shareholders of MTRCL will vote on the Rail Merger at its extraordinary general meeting scheduled for October 9, 2007. The Rail Merger Ordinance is expected to come into operation on the Merger Date to be appointed by the Secretary. If the Rail Merger Ordinance does not come into operation on or before June 1, 2008 and KCRC, MTRCL and the Hong Kong SAR Government have not, on or before that date, agreed otherwise in writing, then each of MTRCL and the Hong Kong SAR Government has the right to terminate the Transaction Agreements.
Government Transport Policy. One of the focal points of the Hong Kong SAR Government’s current transport policy is the use of railways as the backbone of the passenger transport system in the Hong Kong SAR. The Hong Kong SAR Government has stated that the integration of the KCRC and the MTRCL railway systems pursuant to the Rail Merger will facilitate the future development of the railway system in Hong Kong. Further, MTRCL has stated that the Rail Merger will be beneficial to all stakeholders as it will provide an integrated regional and urban rail network for the people of Hong Kong with greater efficiency, increased convenience and enhanced connectivity as well as provide room for fare adjustment. MTRCL intends to operate and manage the rail networks of MTRCL and KCRC in an integrated manner.

The Service Concession
Management and Payments. The Service Concession will grant to MTRCL the right to operate KCRC’s existing railway lines and the Kowloon Southern Link and other rail-related businesses for the Concession Period. In consideration for the right to operate the Service Concession and as consideration for the Purchased Rail Assets, MTRCL will make to KCRC an upfront payment of HK$4.25 billion and a fixed annual payment of HK$750 million, as well as a variable annual payment based on revenue generated from the operation of KCRC’s rail network and other rail-related businesses during each financial year of MTRCL. The variable payments will be computed at 10% of such revenue between HK$2.5 billion and HK$5 billion; 15% of such revenue between HK$5 billion and HK$7.5 billion; and 35% of such revenue beyond HK$7.5 billion. No variable payment will be made for (1) the first 36 months following effectiveness of the Rail Merger or (2) the first HK$2.5 billion of revenue generated from the operation of KCRC’s rail network and other rail-related businesses during each financial year of MTRCL.
Post-Rail Merger Operations of MTRCL and KCRC Under the Service Concession. Under the Service Concession, MTRCL will receive all revenues generated from the operation of KCRC’s rail network and other rail-related businesses. During the Concession Period, MTRCL will be responsible for the daily operations and maintenance of the transport operations and will fund all related operating capital expenditures, including the improvement and replacement of KCRC’s railway network assets. KCRC will cease to have responsibility for any railway or bus operation during the Concession Period. KCRC’s role during the Concession Period will essentially comprise the following duties: (1) act as the grantor of the Service Concession to MTRCL and receive concession payments from MTRCL; (2) hold legal and beneficial title to all assets not forming part of the sale to MTRCL, such as the initial concession assets and KCRC’s shares in Octopus Holdings Limited; (3) act as the borrower and obligor in relation to KCRC’s existing financial obligations and contingent liabilities; (4) hold legal and beneficial title to and fund all capital expenditures for any ongoing railway project that will still be under construction as of the effective date of the Rail Merger, such as the Kowloon Southern Link, and act as the principal of the project management agreement with MTRCL under which KCRC will, among other things, employ MTRCL as the agent, and in other capacities, to complete the construction of the Kowloon Southern Link; and (5) if any future new railways are to be funded by the Hong Kong SAR Government, KCRC will act as the owner of such railway if such railway is sold to or vested in KCRC, or as the lessee if such railway is leased to KCRC. Upon the expiration or termination of the Concession Period, the operation of the railway network and other rail-related businesses subject to the Service Concession may revert to KCRC.
Staff and Employment Contracts. Under the terms of the Rail Merger, all of KCRC’s full time non-managerial staff will be employed by MTRCL on their prevailing terms and conditions upon the effective date of the Rail Merger. MTRCL will not terminate the employment contracts of KCRC’s full time non-managerial staff for any reason that relates to the process of integrating the operations of MTRCL and KCRC pursuant to the Rail Merger. The Rail Merger Ordinance sets out specific provisions for the transfer of the employment contracts of all KCRC’s full time non-managerial staff with continuity of their prevailing retirement benefits. The salary protection principles and major terms and conditions of employment for MTRCL have been announced. The guiding principle adopted in the development of these employment terms and conditions is to seek alignment of the terms of MTRCL and KCRC as far as possible, so as to realize the vision of “One Company, One Team.” MTRCL and KCRC have taken the interests of staff as a major consideration throughout the process and worked to minimize impact on the staff, while enabling MTRCL to remain competitive in the marketplace.
Fare Adjustments. After the commencement of the Service Concession, any adjustments to specified fares will be made according to an objective and transparent fare adjustment mechanism (“FAM”). The FAM will be linked to changes in the Government Composite Consumer Price Index and changes in the Nominal Wage Index (Transport Services Sector) published by the Census and Statistics Department of the Hong Kong SAR Government. Fares subject to the FAM will be reviewed annually in accordance with the FAM and the FAM will be subject to review every five years upon request by either the Hong Kong SAR Government or MTRCL.
The Purchased Rail Assets
The terms of the Rail Merger relating to the Purchased Rail Assets provide for the acquisition by MTRCL of certain of KCRC’s rail-related assets, which are not capitalized on KCRC’s balance sheet immediately prior to the Merger Date, certain contractual rights of KCRC and certain KCRC’s subsidiaries, namely Hanford Garden Property Management Company Limited, Pierhead Garden Management Company Limited, Royal Ascot Management Company Limited, Sun Tuen Mun Centre Management Company Limited and V-Connect Limited, on the Merger Date. The upfront payment of HK$4.25 billion for the Service Concession will also include the consideration for the Purchased Rail Assets, save for certain KCRC’s subsidiaries (other than V-Connect Limited), the payment for which will be included in the upfront payment of HK$7.79 billion for the Property Package.
The Property Package
On the Merger Date, MTRCL will pay KCRC an upfront payment of HK$7.79 billion for the economic benefit of property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, namely those sites at Ho Tung Lau (Site A), Wu Kai Sha, Tai Wai Maintenance Centre, Che Kung Temple, Tai Wai Station, Tin Shui Wai Light Rail Terminus, Kowloon Southern Link — Site C and Kowloon Southern Link — Site D, certain investment properties related to the East Rail and the Light Rail currently held by KCRC, namely commercial areas and car parking spaces of Pierhead Plaza in Tuen Mun, commercial areas, kindergarten and private parking areas of Sun Tuen Mun Centre in Tuen Mun, commercial areas and car parking spaces of Hanford Garden in Tuen Mun, commercial accommodation and kindergarten of Royal Ascot (Plaza Ascot) in Sha Tin, residential units and car parking spaces of Royal Ascot in Sha Tin, retail floor and first to sixth floors of Citylink Plaza in Sha Tin, portions of ground floor and first floor of Hung Hom KCRC Building in Hung Hom and staff quarters and club house of Trackside Villas in Tai Po, and the economic benefits and rights of KCRC’s majority shareholding in The Metropolis Management Company Limited. The upfront payment will also include payment for certain KCRC’s subsidiaries constituting part of the Purchased Rail Assets.
Source of Funding for the Rail Merger
MTRCL will be funding the upfront payment of HK$12.04 billion (HK$4.25 billion for the Service Concession (including payment for the Purchased Rail Assets) and HK$7.79 billion for the Property (including payment for certain KCRC’s subsidiaries constituting part of the Purchased Rail Assets)) from a combination of internal financial resources, drawings from existing undrawn committed banking facilities and new debt financing to be raised. It is expected that the HK$750 million fixed annual payment and the variable annual payment will be funded from internal resources and/or debt financing.
Following the passage of the Rail Merger Bill through the legislative process, each of Moody’s and Standard & Poor’s reaffirmed its ratings of KCRC and of the Notes as “Aa3” and “AA” on July 16, 2007. A credit rating is not a recommendation to purchase, hold or sell securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency. Credit ratings are inherently subjective and are subject to a number of assumptions, which may not occur, and conditions that may not be satisfied.
KCRC Post-Rail Merger
Operations. MTRCL will operate and maintain KCRC’s existing railway lines and the Kowloon Southern Link and fund all related operating capital expenditures. MTRCL will receive all revenues generated from the operation of KCRC’s rail network and other rail-related businesses. MTRCL will acquire substantially all KCRC’s property developments rights. Accordingly, after the implementation of the Rail Merger with MTRCL, KCRC will be a statutory corporation with minimal staff and will cease to have any railway operating responsibilities as more fully described above under “— The Service Concession — Post-Rail Merger Operations of MTRCL and KCRC Under the Service Concession.” Pursuant to the Rail Merger Ordinance, certain amendments will be made to the Kowloon-Canton Railway Corporation Ordinance (Chapter 372) of the Laws of Hong Kong (the “KCRC Ordinance”) in connection with the implementation of the Rail Merger with MTRCL. It is envisaged that KCRC will retain certain administrative, accounting and treasury functions with operations supported mainly by outside service providers (including MTRCL). The Hong Kong SAR Government’s present intention is that KCRC’s Managing Board would comprise solely of Hong Kong SAR Government officials. After the effective date of the Rail Merger, it is intended that KCRC will outsource certain financial and administrative functions to MTRCL. MTRCL will provide a number of financial and adminstrative services to KCRC and certain staff to enable KCRC to operate after the Rail Merger. The scope of the service to be provided by MTRCL will include services relating to treasury, financial control, information technology, company secretarial, legal and other corporate functions, human resources, office administration and management of claims.
Government Relationship. The Rail Merger will not affect the Hong Kong SAR Government’s existing ownership of KCRC. The Hong Kong SAR Government, as the majority shareholder of MTRCL, has control over MTRCL’s shareholder meetings and board of directors.

Financial Obligations and Contingent Liabilities. Following the Rail Merger, MTRCL generally will not assume responsibility for KCRC’s existing financial obligations and contingent liabilities, other than the U.S. cross border leases entered into between KCRC and certain other counterparties for which MTRCL will be jointly and severally liable, including for the termination amounts equal to approximately US$1,720 million in the event of a termination of the cross border leases. KCRC will continue to be responsible for its financial obligations and contingent liabilities, including the Notes.
Hong Kong SAR Government Letter
The Hong Kong SAR Government has provided the Government Letter in favor of KCRC in connection with the Rail Merger. In the Government Letter, the Hong Kong SAR Government confirmed its current intention to maintain its ownership of KCRC. A copy of the Government Letter is attached as Annex A hereto.
The Transaction Agreements
On August 9, 2007, the Transaction Agreements necessary for the implementation of the Rail Merger were executed (other than those which are required to be executed thereafter). Set out below is a brief summary of each of the agreements. A more detailed summary description of each of these agreements is contained in Annex C attached hereto.
Merger Framework Agreement
The Merger Framework Agreement contains provisions for the overall structure and certain specific aspects of the Rail Merger.
Service Concession Agreement
The Service Concession Agreement contains provisions in relation to the grant and operation of the Service Concession.
Sale and Purchase Agreement
The Sale and Purchase Agreement provides the terms pursuant to which MTRCL will acquire the Purchased Rail Assets and certain KCRC’s subsidiaries from KCRC and includes other terms relating to intellectual property, apportionment, receivables, certain provisions relating to employees and sets out the representations and warranties given by KCRC in relation to certain KCRC’s subsidiaries.
Operating Agreement
The Operating Agreement includes terms relating to (1) the extension of the franchise granted to MTRCL; (2) certain requirements for MTRCL; (3) the FAM and (4) a framework for the award of new projects and the operation and ownership structure of new railways.
KSL Project Management Agreement
Pursuant to the terms of the KSL Project Management Agreement, MTRCL is appointed (1) to manage the performance of KCRC’s principal obligations to the Hong Kong SAR Government in relation to the design and construction of the Kowloon Southern Link (other than obligations relating to payment); (2) to act as the engineer under the various Kowloon Southern Link construction contracts; (3) to act as KCRC’s representative under the various Kowloon Southern Link consultancy agreements; and (4) to act as KCRC’s agent in connection with the Kowloon Southern Link under certain circumstances.
West Rail Agency Agreement
Pursuant to the terms of the West Rail Agency Agreement, MTRCL will be appointed (1) to act as KCRC’s agent, and donee under powers of attorney, to exercise certain rights and perform certain obligations relating to specified development sites along the West Rail; and (2) to act as agent for, and donee under powers of attorney from, each of the West Rail subsidiaries to exercise certain rights and perform certain obligations relating to specified development sites along the West Rail.

Outsourcing Agreement
Pursuant to the terms of the Outsourcing Agreement, MTRCL will provide a number of financial and administrative services to KCRC and provide certain staff to enable KCRC to operate after the Rail Merger.
Property Package Agreement
The Property Package Agreements comprise each of the documents and arrangements which are required to be executed by MTRCL and/or the Hong Kong SAR Government and/or KCRC to effect the agreed arrangements in respect of the Property Package.
Liaison Committee Letter
This letter sets out the agreement regarding a “Liaison Committee” established for the purposes of governing certain matters of KCRC between August 9, 2007 and the Merger Date. The Liaison Committee comprises the same number of members from KCRC, MTRCL and the Hong Kong SAR Government.
Land Comfort Letter
Pursuant to this letter, the Hong Kong SAR Government has agreed to extend the period of certain of KCRC’s land interests during the Concession Period, subject to the necessary approvals and procedures, to coincide with the duration of the Service Concession.
KCRC Cross Border Lease Agreements
Pursuant to each U.S. CBL Assumption Agreement, MTRCL will undertake to perform, on a joint and several basis with KCRC (with KCRC as the principal obligor), the obligations of KCRC under the respective cross border leases. As a result thereof, MTRCL will generally become liable to the cross border lease counterparties in respect of KCRC’s obligations under the cross border leases and have the right to exercise certain of KCRC’s rights under the cross border leases.
Pursuant to the U.S. CBL Allocation Agreement, rights, obligations and responsibility for risks relating to the cross border leases will be delineated and allocated between KCRC and MTRCL (each of which will be jointly and severally liable to specified cross border lease counterparties). KCRC will remain primarily responsible for such obligations and liable for such risks.

MTRCL AND ITS RELATIONSHIP WITH THE HONG KONG SAR GOVERNMENT
The following information is based on publicly available information set out in MTRCL’s circular to its independent shareholders in respect of the extraordinary general meeting regarding the Rail Merger scheduled for October 9, 2007 (the “EGM Circular”), which MTRCL filed with The Stock Exchange of Hong Kong Limited on September 3, 2007. The following information is only a summary of the material information of MTRCL and does not purport to be complete. This information is set forth herein solely for your convenience and has been included herein without independent review or verification by KCRC, the Trustee, the Solicitation Agent or the Information and Tabulation Agent. Each of KCRC, the Trustee, the Solicitation Agent and the Information and Tabulation Agent disclaims any, and takes no, responsibility for such information in any respect, including the accuracy or completeness thereof. See “Available Information and Documents — MTRCL.”
MTRCL
MTRCL is incorporated in Hong Kong with limited liability under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the “Companies Ordinance”). The Financial Secretary Incorporated holds approximately 76.67% of the shares of MTRCL in trust on behalf of the Hong Kong SAR Government. Following an initial public offering, MTRCL’s shares were listed on The Stock Exchange of Hong Kong Limited on October 5, 2000. The principal business of MTRCL is to operate the mass transit railway system in Hong Kong. MTRCL’s predecessor, Mass Transit Railway Corporation, was a statutory corporation, wholly owned by the Hong Kong SAR Government and was established in 1975 to construct and operate a mass transit railway system in Hong Kong.
MTRCL currently operates a railway network which has a 91.0 km route with 53 stations. With a weekday daily patronage of over 2.5 million passengers, the system is one of the most intensively utilized railway systems in the world. Besides railway operations, MTRCL is also involved in the development of key residential and commercial property projects above and adjacent to existing stations and along new lines extensions as well as many other commercial activities associated with the railway including rental of retail, ATM banking facilities and advertising space, and the provision of infrastructure for personal telecommunication services. It also provides various consultancy services to organizations worldwide.
Following the passage of the Rail Merger Bill through the legislative process, on July 16, 2007, Standard & Poor’s affirmed MTRCL’s foreign currency issuer and senior unsecured debt rating at “AA” with a stable outlook and Moody’s affirmed MTRCL’s ratings of “Aa3.” On July 26, 2007, Standard & Poor’s revised its outlook on MTRCL’s local and foreign currency long-term credit ratings to positive from stable at the same time reaffirming MTRCL’s long-term credit ratings at “AA” and Moody’s upgraded MTRCL’s foreign currency issuer and senior unsecured debt ratings to “Aa2” from “Aa3” with a stable rating outlook. A credit rating is not a recommendation to purchase, hold or sell securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency. Credit ratings are inherently subjective and are subject to a number of assumptions, which may not occur, and conditions that may not be satisfied.
Relationship with the Hong Kong SAR Government
The Financial Secretary Incorporated holds approximately 76.67% of the shares of MTRCL in trust on behalf of the Hong Kong SAR Government. The Hong Kong SAR Government, as the majority shareholder of MTRCL, has control over MTRCL’s shareholder meetings and board of directors.
As the majority shareholder of MTRCL, the Hong Kong SAR Government will be able to pass ordinary resolutions on its own at MTRCL’s shareholder general meetings. Under Hong Kong law, all matters for a company may be decided by the passing of ordinary resolutions except those which under the Companies Ordinance or a company’s articles of association, specifically require the passing of a special resolution.
As the majority shareholder of MTRCL, the Hong Kong SAR Government is able to appoint persons to the board of directors on its own and, in addition, no other shareholder, or shareholders together, is able to appoint persons to the board of directors unless the Hong Kong SAR Government fails to vote its shares against the appointment of such person.

MTRCL Historical Financial Statements
The following tables present consolidated financial and other information of MTRCL as of and for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007. The consolidated financial data as of and for the three years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 should be read in conjunction with MTRCL’s audited and unaudited consolidated financial statements and the related notes thereto, which are not included in this Consent Solicitation Statement. Please refer to the EGM Circular, which MTRCL filed with The Stock Exchange of Hong Kong Limited on September 3, 2007. See also “Available Information and Documents — MTRCL.” The consolidated financial statements are prepared and presented in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. MTRCL did not prepare and present the consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”).

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	HK$	HK$	HK$	HK$	HK$
	(in millions, except share data)
	(unaudited)				(unaudited)

Consolidated Profit and Loss Account:
Fare revenue	5,932	6,282	6,523	3,138	3,247
Station commercial and rail related revenue	1,311	1,555	1,542	735	735
Rental, management and other income	1,108	1,316	1,476	693	870

Revenue	8,351	9,153	9,541	4,566	4,852

Staff costs and related expenses	(1,546)	(1,614)	(1,653)	(777)	(784)
Energy and utilities	(544)	(541)	(539)	(249)	(251)
Operational rent and rates	(70)	(92)	(65)	(26)	(45)
Stores and spares consumed	(128)	(120)	(120)	(52)	(53)
Repairs and maintenance	(517)	(496)	(511)	(235)	(233)
Railway support services	(72)	(74)	(80)	(39)	(42)
Expenses relating to station commercial and rail related businesses	(315)	(358)	(410)	(183)	(165)
Expenses relating to property ownership, management and other expenses	(207)	(238)	(345)	(132)	(223)
Project study and business development expenses	(167)	(142)	(267)	(84)	(112)
General and administration expenses	(167)	(207)	(192)	(82)	(67)
Other expenses	(89)	(170)	(158)	(68)	(80)

Operating expenses before depreciation	(3,822)	(4,052)	(4,340)	(1,927)	(2,055)

Operating profit from railway and related businesses before depreciation	4,529	5,101	5,201	2,639	2,797
Profit on property developments	4,568	6,145	5,817	4,072	1,664

Operating profit before depreciation	9,097	11,246	11,018	6,711	4,461
Depreciation	(2,499)	(2,682)	(2,674)	(1,315)	(1,348)

Operating profit before interest and finance charges	6,598	8,564	8,344	5,396	3,113
Interest and finance charges	(1,450)	(1,361)	(1,398)	(739)	(654)
Change in fair value of investment properties	2,486	2,800	2,178	1,478	2,450
Share of profits less losses of non-controlled subsidiaries and associates	39	9	45	16	42

Profit before taxation	7,673	10,012	9,169	6,151	4,951

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	HK$	HK$	HK$	HK$	HK$
	(in millions, except share data)
	(unaudited)				(unaudited)

Income tax	(1,130)	(1,549)	(1,411)	(984)	(879)

Profit for the year/period	6,543	8,463	7,758	5,167	4,072

Attributable to:
— Equity shareholders of MTRCL	6,543	8,450	7,759	5,167	4,071
— Minority interests	—	13	(1)	—	1

Profit for the year/period	6,543	8,463	7,758	5,167	4,072

Dividends paid and proposed to equity shareholders of MTRCL attributable to the year/period:
— Interim dividend declared and paid during the year/period	750	764	774	774	782
— Final dividend proposed after the balance sheet date	1,509	1,535	1,554	—	—

	2,259	2,299	2,328	774	782

Earnings per share:
— Basic	HK$1.23	HK$1.55	HK$1.41	HK$0.94	HK$0.73
— Diluted	HK$1.23	HK$1.55	HK$1.41	HK$0.94	HK$0.73

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	HK$	HK$	HK$	HK$	HK$
	(in millions, except share data)
	(unaudited)				(unaudited)

Consolidated Balance Sheet:
Assets
Fixed assets
—Investment properties	16,687	19,892	22,539	21,377	25,013
— Other property, plant and equipment	83,005	83,383	84,404	83,550	83,812

	99,692	103,275	106,943	104,927	108,825
Railway construction in progress	962	1,006	232	1,185	276
Property development in progress	2,088	2,756	3,297	3,189	3,200
Deferred expenditure	243	281	565	420	743
Prepaid land lease payments	621	608	594	601	587
Interests in non-controlled subsidiaries	63	103	171	131	213
Interests in associates	—	—	100	100	203
Deferred tax assets	15	19	1	19	1
Investments in securities	202	183	272	205	340
Staff housing loans	47	34	25	29	18
Properties held for sale	815	1,311	2,018	3,364	2,164
Derivative financial assets	—	234	195	113	192
Stores and spares	248	248	272	261	277
Debtors, deposits and payments in advance	1,276	3,095	1,894	3,967	1,957
Loan to a property developer	—	—	3,355	3,268	3,442
Amounts due from the Government and other related parties	133	154	177	170	183
Cash and cash equivalents	269	359	310	369	413

	106,674	113,666	120,421	122,318	123,034

Liabilities
Bank overdrafts	11	14	5	12	1
Short-term loans	—	385	1,114	1,013	24
Creditors, accrued charges and provisions	3,146	3,415	3,639	3,700	5,525
Current taxation	3	2	1	1	1
Contract retentions	240	170	193	171	160
Amounts due to related parties	1	17	—	2	—
Loans and obligations under finance leases	30,367	27,865	27,033	30,784	25,145
Derivative financial liabilities	—	307	515	443	281
Deferred income	4,638	3,584	1,682	2,580	1,226
Deferred tax liabilities	6,368	8,011	9,453	9,044	10,374

	44,774	43,770	43,635	47,750	42,737

Net assets	61,900	69,896	76,786	74,568	80,297

Capital and reserves
Share capital, share premium and capital reserve	36,269	37,450	38,639	38,248	39,421
Other reserves	25,623	32,425	38,128	36,299	40,856

Total equity attributable to equity shareholders of MTRCL	61,892	69,875	76,767	74,547	80,277
Minority interests	8	21	19	21	20

Total equity	61,900	69,896	76,786	74,568	80,297

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	HK$	HK$	HK$	HK$	HK$
	(in millions, except share data)
	(unaudited)				(unaudited)

Consolidated Cash Flow Statements:
Cash flows from operating activities
Operating profit from railway and related businesses before depreciation	4,529	5,101	5,201	2,639	2,797
Adjustments for:
Decrease in provision for obsolete stock	(3)	—	(2)	(5)	(2)
Loss on disposal of fixed assets	19	40	37	15	14
Write-back of revaluation deficit of self-occupied land and buildings	(69)	—	—	—	—
Deferred project study costs written off	64	—	26	—	—
Amortization of deferred income from lease transaction	(5)	(6)	(6)	(3)	(2)
Amortization of prepaid land lease payments	13	13	14	7	7
(Increase)/decrease in fair value of derivative instruments	—	9	(7)	(8)	1
Unrealized (gain)/loss on revaluation of investment in securities	—	—	(2)	—	1
Employee share-based payment expenses	4	5	9	5	2
Exchange (gain)/loss	3	(7)	(1)	6	—

Operating profit from railway and related businesses before working capital changes	4,555	5,155	5,269	2,656	2,818
(Increase)/decrease in debtors, deposits and payments in advance	(198)	(82)	(53)	17	70
(Increase)/decrease in stores and spares	3	—	(17)	(8)	(3)
Increase in creditors, accrued charges and provisions	148	117	191	65	97

Cash generated from operations	4,508	5,190	5,390	2,730	2,982
Overseas tax paid	(3)	(2)	(3)	(2)	(1)

Net cash generated from operating activities	4,505	5,188	5,387	2,728	2,981

Cash flows from investing activities
Capital expenditure
— Tseung Kwan O Extension Project	(94)	(114)	(6)	(5)	(6)
— Tseung Kwan O South Station Project	(13)	(27)	(109)	(27)	(104)
— Disneyland Resort Line Project	(622)	(272)	(45)	(28)	(9)
— Tung Chung Cable Car Project	(345)	(413)	(165)	(157)	(10)
— Tseung Kwan O property development projects	(45)	(1,207)	(134)	(69)	(67)
— Property fitting out works and other development projects	(138)	(227)	(815)	(273)	(209)
— Purchase of assets and other capital projects	(1,632)	(1,194)	(1,629)	(780)	(657)
Merger studies	(53)	(17)	(88)	(25)	(50)
Receipts in respect of property development	2,576	2,610	4,400	584	3,136
Loan to a property developer	—	—	(4,000)	(4,000)	—
Purchase of investment in securities	(202)	(114)	(194)	(104)	(151)
Proceeds from sale of investment in securities.	—	133	106	81	82
Loans to associates	—	(15)	—	—	—
Investment in an associate	—	—	(100)	(100)	(103)

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	HK$	HK$	HK$	HK$	HK$
	(in millions, except share data)
	(unaudited)				(unaudited)

Principal repayments under Staff Housing Loan Scheme	21	13	9	5	7

Net cash (used in)/generated from investing activities	(547)	(844)	(2,770)	(4,898)	1,859

Cash flows from financing activities
Proceeds from shares issued	68	46	36	31	6
Drawdown of loans	2,085	3,800	6,929	6,228	924
Proceeds from issuance of capital market instruments	5,109	1,491	1,499	499	—
Repayment of loans	(4,372)	(2,721)	(5,749)	(903)	(4,031)
Repayment of capital market instruments	(4,415)	(4,168)	(2,450)	(2,000)	—
Reduction in capital element of finance lease	(112)	(121)	(131)	(64)	(69)
Interest paid	(1,301)	(1,416)	(1,611)	(830)	(791)
Interest received	7	16	10	6	15
Interest element of finance lease rental payments	(38)	(29)	(19)	(11)	(6)
Finance charges paid	(16)	(17)	(16)	(7)	(4)
Dividends paid	(1,079)	(1,138)	(1,155)	(767)	(777)

Net cash (used in)/generated from financing activities	(4,064)	(4,257)	(2,657)	2,182	(4,733)

Net (decrease)/increase in cash and cash equivalents	(106)	87	(40)	12	107
Cash and cash equivalents at January 1	364	258	345	345	305

Cash and cash equivalents at December 31/ June 30	258	345	305	357	412

SELECTED FINANCIAL AND OTHER INFORMATION OF KCRC
KCRC Historical Financial Statements
The following tables present selected consolidated financial and other information of KCRC as of and for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 and certain operating data for the same periods. The selected consolidated financial data as of and for the three years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 should be read in conjunction with KCRC’s audited and unaudited consolidated financial statements and the related notes thereto, which are not included in this Consent Solicitation Statement. Please refer to KCRC’s Annual Report on Form 20-F for the year ended December 31, 2006 dated May 31, 2007, and KCRC’s periodic submissions on Form 6-K dated August 10, 2006 and September 4, 2007, which are listed in “Available Information and Documents — KCRC.” The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in Hong Kong SAR (“Hong Kong GAAP”), which differs in certain significant respects from U.S. GAAP.

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006(1)	2006	2007	2007(2)
	HK$	HK$	HK$	US$	HK$	HK$	US$
	(in millions, except share data)
					(unaudited)
Consolidated Income Statement Data:
HK GAAP:
Revenue	4,976	5,383	5,622	723	2,736	2,838	363
Operating costs before depreciation and amortization	(2,804)	(3,027)	(3,042)	(391)	(1,474)	(1,531)	(196)

Operating profit before depreciation and amortization	2,172	2,356	2,580	332	1,262	1,307	167
Depreciation and amortization	(1,681)	(2,258)	(2,288)	(294)	(1,137)	(1,153)	(147)

Operating profit after depreciation and amortization	491	98	292	38	125	154	20
Interest and finance income	444	525	499	64	257	213	27
Interest and finance expenses	(485)	(823)	(815)	(105)	(404)	(645)	(82)
Profit from property development	—	—	427	55	—	—	—
Share of profit of associate	15	15	27	3	11	16	2

Profit/(loss) before unrealized gains/losses	465	(185)	430	55	(11)	(262)	(33)
Gains/(losses) on changes in fair value of derivative financial instruments and hedged borrowings	—	400	(198)	(25)	(112)	283	36
Net valuation gains/(losses) on investment properties	148	171	99	13	43	6	—

Profit/(loss) before taxation	613	386	331	43	(80)	27	3
Income tax	(100)	(69)	(53)	(7)	20	(8)	(1)

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006(1)	2006		2007		2007(2)
	HK$	HK$	HK$	US$	HK$		HK$		US$
	(in millions, except share data)
					(unaudited)
Profit/(loss) for the year/period wholly attributable to the sole shareholder of KCRC	513	317	278	36	(60)		19		2

Dividend payable to the sole shareholder of KCRC attributable to the year/period proposed after the balance sheet date	172	—	82	11	—		—		—

Earnings per share — Basic	1,311	810	711	91	(153)		49		6
Dividend per share	440	—	210	27	—		—		—

US GAAP:
Depreciation	1,905	2,398	2,430	312	—	(3)	—	(3)	—	(3)
Operating profit/(loss) before net interest and finance income/expenses and gains/losses on changes in fair value of derivative financial instruments and hedged borrowings	221	(16)	70	9	—	(3)	—	(3)	—	(3)
Net interest and finance income/(expenses) and gains/losses on changes in fair value of derivative financial instruments and hedged borrowings	(556)	117	(552)	(71)	—	(3)	—	(3)	—	(3)
Operating profit/(loss) after net interest and finance income/expenses and gains/losses on changes in fair value of derivative financial instruments and hedged borrowings	(335)	101	(482)	(62)	—	(3)	—	(3)	—	(3)
Profit from property development	—	25	280	36	—	(3)	—	(3)	—	(3)
Profit/(loss) before taxation	(319)	144	(175)	(23)	—	(3)	—	(3)	—	(3)
Net income/(loss)	(246)	111	(149)	(19)	—	(3)	—	(3)	—	(3)
Earnings/(losses) per share	(629)	284	(381)	(49)	—	(3)	—	(3)	—	(3)

Consolidated Balance Sheets Data:
HK GAAP:
Assets
Fixed assets
— Property, plant and equipment	61,029	60,127	58,498	7,522	59,209		57,658		7,375
— Investment properties	1,026	1,171	1,378	177	1,304		1,384		177

	62,055	61,298	59,876	7,699	60,513		59,042		7,552
Interest in leasehold land held for own use under operating leases	5,691	5,645	5,524	710	5,573		5,471		700
Construction in progress	6,991	10,411	13,644	1,754	11,887		15,145		1,937
Deferred expenditure	1,462	1,210	1,389	179	1,236		1,490		190
Properties under development	1,892	1,537	449	58	446		457		58
Interest in associate	57	72	99	13	83		115		15
Loans to third party	733	684	—	—	—		—		—

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006(1)	2006	2007	2007(2)
	HK$	HK$	HK$	US$	HK$	HK$	US$
	(in millions, except share data)
					(unaudited)
Loan to non-controlled subsidiary	3,576	3,863	4,022	517	4,031	4,214	539
Derivative financial assets	—	129	92	12	73	70	9
Investments	4,323	449	—	—	—	—	—
Stores and spares	319	343	362	47	379	367	47
Interest and other receivables	756	717	571	73	527	463	59
Cash and cash equivalents	3,531	3,394	1,947	250	3,793	545	70

	91,386	89,752	87,975	11,312	88,541	87,379	11,176

Liabilities
Short-term bank loans	—	—	—	—	—	1,013	129
Interest and other payables	2,929	2,803	2,459	317	2,756	2,427	310
Accrued charges and provisions for capital projects	3,971	3,038	2,054	264	2,295	2,118	271
Lease payable	717	684	—	—	—	—	—
Derivative financial liabilities	—	361	540	69	491	293	37
Interest-bearing borrowings	19,748	19,474	19,212	2,470	19,265	17,839	2,282
Deferred income	708	541	527	68	962	562	72
Deferred tax liabilities	3,251	3,198	3,250	418	3,177	3,257	417

	31,324	30,099	28,042	3,606	28,946	27,509	3,518

Net Assets	60,062	59,653	59,933	7,706	59,595	59,870	7,658

Capital and Reserves
Share capital	39,120	39,120	39,120	5,030	39,120	39,120	5,004
Reserves	20,942	20,533	20,813	2,676	20,475	20,750	2,654

Total equity	60,062	59,653	59,933	7,706	59,595	59,870	7,658

	As of December 31,
	2004	2005	2006	2006(1)
	HK$	HK$	HK$	US$
		(in millions, except share data)
US GAAP:
Total assets(4)	111,510	109,413	105,876	13,614
Fixed assets (including interest in leasehold land held for own use under operating leases)	72,724	71,586	69,774	8,972
Long-term obligations (4)(5)	34,499	33,707	31,286	4,023
Shareholder’s equity	66,118	66,071	65,925	8,477

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006(1)	2006	2007	2007(2)
	HK$	HK$	HK$	US$	HK$	HK$	US$
	(in millions, except share data)
					(unaudited)

Consolidated Cash Flow Statement:
HK GAAP:
Operating activities
Net cash inflow from operations	2,309	2,408	2,664	342	1,355	1,495	191
Net cash inflow/(outflow) from property development	(376)	340	1,505	194	1,494	(26)	(3)
Hong Kong profits tax paid	(1)	(1)	(1)	—	—	(1)	—

Net cash inflow from operating activities	1,932	2,747	4,168	536	2,849	1,468	188

Investing activities
Decrease/(increase) in deposits with banks with maturity more than three months when placed	(740)	(615)	1,084	139	423	259	33
Payments for capital expenditure:
— East Rail Extensions project	(4,534)	(2,821)	(2,038)	(262)	(1,025)	(379)	(49)
— Kowloon Southern Link project	(105)	(709)	(1,344)	(173)	(637)	(875)	(112)
— other capital projects and purchase of fixed assets	(2,345)	(1,459)	(1,140)	(146)	(403)	(408)	(52)
Interest received	1,358	750	237	30	121	30	4
Dividend received from associate	—	33	—	—	—	—	—
Repayment from/(loan to) non-controlled subsidiary	(24)	(84)	38	5	(34)	(13)	(2)
Loan to associate	—	(33)	—	—	—	—	—
Receipts on sales of fixed assets	—	4	5	1	4	—	—
Receipts on redemption and disposal of available-for-sale securities	6,740	3,311	411	53	411	—	—

Net cash inflow/(outflow) from investing activities	350	(1,623)	(2,747)	(353)	(1,140)	(1,386)	(178)

Net cash inflow before financing	2,282	1,124	1,421	183	1,709	82	10

Financing activities
Net cash outflow on repayment of loans	(273)	(279)	(298)	(38)	(148)	(392)	(50)
Dividend paid	(620)	(172)	—	—	—	(82)	(10)
Interest paid	(1,387)	(1,392)	(1,388)	(178)	(714)	(716)	(91)
Net cash inflow/(outflow) relating to derivative financial instruments	138	(13)	(77)	(10)	(15)	(30)	(4)

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006(1)	2006	2007	2007(2)
	HK$	HK$	HK$	US$	HK$	HK$	US$
	(in millions, except share data)
					(unaudited)
Finance expenses paid	(26)	(20)	(21)	(3)	(10)	(5)	(1)

Net cash outflow from financing activities	(2,168)	(1,876)	(1,784)	(229)	(887)	(1,225)	(156)

Net increase/(decrease) in cash and cash equivalents	114	(752)	(363)	(46)	822	(1,143)	(146)
Cash and cash equivalents at January 1	2,477	2,591	1,839	236	1,839	1,476	189

Cash and cash equivalents at December 31/ June 30	2,591	1,839	1,476	190	2,661	333	43

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	36	42	71	9	32	69	9
Deposits with banks with maturity of less than three months when placed	2,555	1,797	1,405	181	2,629	264	34

	2,591	1,839	1,476	190	2,661	333	43

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006(1)	2006	2007	2007(2)
	HK$	HK$	HK$	US$	HK$	HK$	US$
	(in millions, except share data)
					(unaudited)

Other Consolidated Financial Data:
HK GAAP:
Capital expenditure(6)	9,025	3,835	3,317	427	1,381	1,668	213
Revenue per employee	0.994	1.050	1.058	0.136	0.516	0.539	0.069
Total debt(7)	19,748	19,474	19,212	2,470	19,265	17,839	2,282
Debt/equity ratio(7)	1:3.0	1:3.1	1:3.1	1:3.1	1:3.1	1:3.4	1:3.4
Net cash inflow from operating activities	1,932	2,747	4,168	536	2,849	1,468	188

US GAAP:
Net cash provided by operating activities	2,015	2,008	2,919	375	—	—	—
Railway Operation Data:
Route kilometers (km):
East Rail(8)	46.5	46.5	46.5	—	46.5	46.5	—
Light Rail	36.2	36.2	36.2	—	36.2	36.2	—
West Rail	30.5	30.5	30.5	—	30.5	30.5	—
Total number of passengers (in millions):
East Rail(8)	292	325	335	—	164	166	—
Light Rail	132	136	136	—	67	67	—
West Rail	48	65	73	—	35	38	—

(1)	Solely for your convenience, KCRC has translated certain Hong Kong dollar amounts into U.S. dollar amounts at the rate of HK$7.7771 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. These translations should not be construed as representations that the Hong Kong dollar amounts could have been, or could be, converted into U.S. dollar amounts at the rate or at any other certain rate on December 29, 2006, or at any other date. The U.S. dollar amounts under “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.

(2)	Solely for your convenience, KCRC has translated certain Hong Kong dollar amounts into U.S. dollar amounts at the rate of HK$7.8184 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2007. These translations should not be construed as representations that the Hong Kong dollar amounts could have been, or could be, converted into U.S. dollar amounts at the rate or at any other certain rate on June 29, 2007, or at any other date. The U.S. dollar amounts under “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.

(3)	U.S. GAAP reconciliation not prepared.

(4)	Total assets and long-term obligations under U.S. GAAP are derived from the corresponding amounts under Hong Kong GAAP, adjusted by the relevant items specified in Note 44 to the audited consolidated financial statements of KCRC. Total assets and long-term obligations under U.S. GAAP include defeased lease deposits and lease payment commitments in respect of certain lease out and lease back arrangements not recognized under Hong Kong GAAP. See Note 44(j) to the audited consolidated financial statements of KCRC.

(5)	Under Hong Kong GAAP, long-term obligations include interest-bearing borrowings, derivative financial liabilities and lease payment commitments arising from certain lease out and lease back arrangements, which meet the definition of a liability and are recognized as obligations in the balance sheet. See Note 2(ac) to the audited consolidated financial statements of KCRC.

(6)	The capital expenditure figures are presented on an accruals basis.

(7)	Total debt under Hong Kong GAAP represents interest-bearing borrowings.

(8)	The data excludes through train operations. From 2004 onwards, route kilometers and passenger figures include the Tsim Sha Tsui Extension and the Ma On Shan Rail, which commenced operations on October 24, 2004 and December 21, 2004, respectively.

KCRC Pro Forma Financial Statements
The following unaudited pro forma financial information of KCRC consists of a pro forma condensed consolidated income statement for the year ended December 31, 2006 and the six months ended June 30, 2007, and a pro forma condensed consolidated balance sheet as of June 30, 2007. The pro forma condensed consolidated income statements were prepared to illustrate the effect of the Rail Merger as if it had occurred as of January 1, 2006 for the year ended December 31, 2006, and as of January 1, 2007 for the six months ended June 30, 2007. The pro forma condensed consolidated balance sheet was prepared to illustrate the effect of the Rail Merger as if it had occurred as of June 30, 2007. See “The Rail Merger.”
The pro forma adjustments are based upon currently available information and upon certain assumptions and estimates that KCRC believes to be reasonable in the circumstances. The pro forma adjustments are:
•	directly attributable to the Rail Merger and not relating to future events or decisions;

•	factually supportable; and

•	identified as those which are expected to have a continuing effect on KCRC after the effectiveness of the Rail Merger and those which are not.
The unaudited pro forma financial statements and related notes should be read in conjunction with KCRC’s audited and unaudited consolidated financial statements and the related notes thereto, which are not included in this Consent Solicitation Statement. Please refer to KCRC’s Annual Report on Form 20-F for the year ended December 31, 2006 dated May 31, 2007 and KCRC’s periodic submissions on Form 6-K dated August 10, 2006 and September 4, 2007, which are listed in “Available Information and Documents — KCRC.” The unaudited pro forma financial statements do not purport to represent what KCRC’s financial position or results of operations would actually have been if the Rail Merger in fact had occurred on such date or at the beginning of the periods indicated or to project KCRC’s financial position or results of operations at any future date or for any future period. The unaudited pro forma financial statements are prepared and presented in accordance with Hong Kong GAAP, which differs in certain significant respects from U.S. GAAP. See “Risk Factors” for a more detailed discussion of possible differences.

	Year Ended December 31, 2006						Six Months Ended June 30, 2007
					Pro	Pro					Pro	Pro
		Pro Forma			Forma	Forma		Pro Forma			Forma	Forma
	Historical	Adjustments	Notes		Results	Results(s)	Historical	Adjustments	Notes		Results	Results(t)
	HK$	HK$			HK$	US$	HK$	HK$			HK$	US$
	(in millions, except share data)

Consolidated
Income Statement:

HK GAAP:
Revenue	5,622	(4,768)	(a	)	854	110	2,838	(2,412)	(a	)	426	54
Operating costs before depreciation and amortization	(3,042)	2,922	(a	)	(120)	(15)	(1,531)	1,484	(a	)	(47)	(6)

Operating profit before depreciation and amortization	2,580	(1,846)			734	95	1,307	(928)			379	48
Depreciation and amortization	(2,288)	11	(a	)	(2,277)	(293)	(1,153)	7	(a	)	(1,146)	(146)

Operating profit/(loss) after depreciation and amortization	292	(1,835)			(1,543)	(198)	154	(921)			(767)	(98)
Sale of property development rights	—	4,910	(b	)	4,910	631	—	4,842	(b	)	4,842	619
Gain on sales of investment and other properties	—	1,438	(c	)	1,438	185	—	1,295	(c	)	1,295	166

	Year Ended December 31, 2006						Six Months Ended June 30, 2007
					Pro	Pro					Pro	Pro
		Pro Forma			Forma	Forma		Pro Forma			Forma	Forma
	Historical	Adjustments	Notes		Results	Results(s)	Historical	Adjustments	Notes		Results	Results(t)
	HK$	HK$			HK$	US$	HK$	HK$			HK$	US$
	(in millions, except share data)

Profit on sale of property management and telecommunication subsidiaries	—	40	(d	)	40	5	—	40	(d	)	40	5
Recognition of replacement/ improvement of assets	—	6	(e	)	6	1	—	2	(e	)	2	—

	292	4,559			4,851	624	154	5,258			5,412	692
Interest and finance income	499	444	(f	)	943	121	213	227	(f	)	440	56
Interest and finance expenses	(815)	—			(815)	(105)	(645)	—			(645)	(82)
Profit from property development	427	(78)	(g	)	349	45	—	—			—	—
Share of profit of associate	27	—			27	3	16	—			16	2

Profit before unrealized gains/losses	430	4,925			5,355	688	(262)	5,485			5,223	668
Gains/(losses) on changes in fair value of derivative financial instruments and hedged borrowings	(198)	—			(198)	(25)	283	—			283	36
Net valuation gains on investment properties	99	(99)	(h	)	—	—	6	(6)	(h	)	—	—

Profit before taxation	331	4,826			5,157	663	27	5,479			5,506	704
Income tax	(53)	(429)	(i	)	(482)	(62)	(8)	(589)	(i	)	(597)	(76)

Profit for the year/period wholly attributable to the sole shareholder of KCRC	278	4,397			4,675	601	19	4,890			4,909	628

Dividend payable to the sole shareholder of KCRC attributable to the year/period proposed after the balance sheet date	82	(82)	(j	)	—	—	—	—	(j	)	—	—

	As of June 30, 2007
					Pro	Pro
		Pro Forma			Forma	Forma
	Historical	Adjustments	Notes		Results	Results(t)
	HK$	HK$			HK$	US$
		(in millions, except share data)
Consolidated Balance Sheet:
HK GAAP:
Assets
Fixed assets
— Property, plant and equipment	57,658	(160)	(k	)	57,498	7,354
— Investment properties	1,384	(1,384)	(k	)	—	—

	59,042	(1,544)			57,498	7,354
Interest in leasehold land held for own use under operating leases	5,471	(27)	(k	)	5,444	696
Construction in progress	15,145	(7)	(k	)	15,138	1,936
Deferred expenditure	1,490	—	(l	)	1,490	191
Properties under development	457	—			457	59
Interest in associate	115	—			115	15
Loan to non-controlled subsidiary	4,214	—			4,214	539
Derivative financial assets	70	—			70	9
Stores and spares	367	(367)	(a	)	—	—
Interest and other receivables	463	(2)	(m	)	461	59
Cash and cash equivalents	545	11,082	(n	)	11,627	1,487

	87,379	9,135			96,514	12,345

Liabilities
Short-term bank loans	1,013	—			1,013	130
Interest and other payables	2,427	(1,105)	(o	)	1,322	169
Accrued charges and provisions for capital projects	2,118	(99)	(p	)	2,019	258
Derivative financial liabilities	293	—			293	37
Interest-bearing borrowings	17,839	—			17,839	2,282
Deferred income	562	4,166	(q	)	4,728	605
Deferred tax liabilities	3,257	2	(r	)	3,259	417

	27,509	2,964			30,473	3,898

Net Assets	59,870	6,171			66,041	8,447

Capital and Reserves
Share capital	39,120	—			39,120	5,004
Reserves	20,750	6,171			26,921	3,443

Total equity	59,870	6,171			66,041	8,447

(a)	The pro forma adjustment reflects the exclusion of the operating results of KCRC with the exception of depreciation and amortization of the fixed assets which will remain with KCRC because the terms and conditions of the Rail Merger meet the accounting definition of a service concession arrangement and the majority of fixed assets will remain with KCRC for accounting purposes. Details are explained below:
(i)	The revenue of KCRC (after excluding revenue from transport and property services of HK$5,604 million (HK$2,829 million for six months)) reflects the fixed annual payment of HK$750 million (HK$375 million for six months) for the duration of the Service Concession and amortization of deferred income of $18 million per annum (or HK$9 million for six months) relating to cross-border leases covering rolling stock and certain railway systems, such as signalling systems, as the obligations of these cross-border leases will be retained by KCRC if the Rail Merger is completed.

(ii)	The operating costs before depreciation and amortization of KCRC reflect expenses for certain administrative, accounting and treasury functions required for KCRC after the Rail Merger is completed. Included in the pro forma operating costs for 2006 is HK$50 million if the Rail Merger had been completed on January 1, 2006 relating to the failure on December 21, 2005 of two support brackets for underframe equipment of an East Rail train, which is known as the EMU crack incident. If the Rail Merger had been completed on January 1, 2007, the pro forma operating costs for 2007 relating to the EMU crack incident total HK$4 million. This cost is not expected to recur in future years.
(iii)	The depreciation and amortization of KCRC reflects the reduction in depreciation and amortization expenses due to the exclusion of Hung Hom Building, Trackside Villas, mobile telephone coverage systems for signal coverage of mobile services into areas of the West Rail, the Ma On Shan Rail and the Tsim Sha Tsui Extension and 1/F to 6/F, Citylink Plaza which will be sold to MTRCL under the terms of the Rail Merger.
Except where separately identified, the aforementioned adjustments will have a continuing effect on the Income Statement of KCRC.

The pro forma adjustment also reflects amortized income of HK$86 million relating to the upfront fee for the Rail Merger if the Rail Merger had been completed on January 1, 2006 (HK$42 million if the Rail Merger had been completed on January 1, 2007), which is calculated based on-
(i)	the consideration of HK$4,250 million, being the upfront fee for the Service Concession; plus the liabilities to be assumed by MTRCL per the transaction agreement; less the consideration for the Purchased Rail Assets;

(ii)	the liabilities to be assumed by MTRCL as noted in (i) above represent payables and accrued charges amounting to HK$393 million (HK$320 million as at January 1, 2007);

(iii)	the Purchased Rail Assets as noted in (i) above represent stores and spares amounting to HK$343 million (HK$362 million as at January 1, 2007); and

(iv)	the amortization of the net upfront fee for the Service Concession over 50 years.
The value of the Purchased Rail Assets at the date of completion may be different from the amounts used in the preparation of the Pro Forma Income Statement. Accordingly, the final net income arising from the Service Concession may be different from that presented above.
The aforementioned adjustment will have a continuing effect on the Income Statement of KCRC.
(b)	The pro forma adjustment reflects the income from the sale of property development rights amounting to HK$4,910 million as if the Rail Merger had been completed on January 1, 2006. The pro forma adjustment is reduced by a payment of HK$66 million to MTRCL plus interest of HK$2 million in respect of upfront receipts for property enabling works as if the Rail Merger had been completed on January 1, 2007.
The aforementioned adjustment will have no continuing effect on KCRC.
(c)	The pro forma adjustment reflects the gain on sales of investment and other properties as if the Rail Merger had been completed, which is calculated based on-
(i)	the consideration for the sale of investment and other properties of HK$2,840 million; and

(ii)	the carrying value of investment and other properties as at January 1, 2006 of HK$1,402 million (HK$1,545 million as at January 1, 2007).
The carrying value of investment and other properties at the date of completion may be different from the amounts used in the preparation of unaudited Pro Forma Income Statement. Accordingly, the final net income arising from the Rail Merger may be different from that presented above.
The aforementioned adjustment will have no continuing effect on the Income Statement of KCRC.
(d)	The pro forma adjustment reflects the gain on sale of property management and telecommunication subsidiaries amounting to HK$40 million as if the Rail Merger had been completed, which is calculated based on-
(i)	the consideration for the sale of property management and telecommunication subsidiaries of HK$40 million; and

(ii)	the total share capital of the property management and telecommunication subsidiaries as at January 1, 2006 of HK$0.16 million (HK$0.16 million as at January 1, 2007).
The aforementioned adjustment will have no continuing effect on the Income Statement of KCRC.
(e)	KCRC will record the additional concession assets purchased by MTRCL as fixed assets when the assets are acquired and those assets will be depreciated over their estimated useful lives. Correspondingly, the costs of the additional assets purchased by MTRCL will be recognized as deferred income upon purchase and amortized over the remaining term of the Service Concession. The adjustment reflects amortized income of HK$6 million (HK$2 million as if the Rail Merger had been completed on January 1, 2007) relating to the replacement of the concession assets for which MTRCL is responsible during the Service Concession period as if the Rail Merger had been completed on January 1, 2006, based on the actual replacement capital expenditure in 2006.
The aforementioned adjustment will have a continuing effect on the Income Statement of KCRC.
(f)	The pro forma adjustment reflects the interest and finance income recognized by KCRC as if the Rail Merger had been completed, reflecting the effect of additional interest earned on the cash received upon the completion of the Rail Merger, at a rate of interest of 4.60 per cent. per annum for 2006 (4.63 per cent. per annum for 2007).

The aforementioned adjustment will have a continuing effect on the Income Statement of KCRC.
(g)	The pro forma adjustment of HK$78 million reflects a smaller amount which would have been reimbursed by MTRCL under the Rail Merger than was received from a property developer if the Rail Merger had been completed on or after January 1, 2006.
The aforementioned adjustment will have no continuing effect on the Income Statement of KCRC.
(h)	The pro forma adjustment reflects the exclusion of net valuation gains on investment properties as if the Rail Merger had been completed on January 1, 2006 and 2007.
The aforementioned adjustment will have no continuing effect on the Income Statement of KCRC.
(i)	The pro forma adjustment reflects the increase in deferred tax liabilities as a result of the increased taxable profit arising from the Rail Merger as if the Rail Merger had been completed. The tax rate applicable for the calculation of the deferred tax is 17.5 per cent..
The aforementioned adjustment will have a continuing effect on the Income Statement of KCRC.
(j)	The pro forma adjustment reflects the exclusion of the declaration of a dividend as if the Rail Merger had been completed on January 1, 2006 and 2007. No obligation for dividend payments is assumed until all interest-bearing borrowings are expected to have been settled and a dividend will be paid in the amount of 40 per cent. of net distributable profits.

(k)	The pro forma adjustment reflects the exclusion of Hung Hom Building, Trackside Villas, mobile telephone coverage systems for signal coverage of mobile services into areas of the West Rail, the Ma On Shan Rail and the Tsim Sha Tsui Extension, 1st floor to 6th floor of Citylink Plaza and investment properties to be sold to MTRCL as if the Rail Merger had been completed on June 30, 2007.

(l)	Deferred expenditure relates to expenditure spent on the Shatin to Central Link, the Express Rail Link and the Northern Link projects. The planning, design and construction of the Shatin to Central Link was suspended in 2005 pending the announcement by the Hong Kong SAR Government of its decision on how and by whom the Shatin to Central Link, to which the Hong Kong SAR Government remains committed in principle, would in fact be constructed. KCRC’s expenditure on the Shatin to Central Link is carried in the balance sheet at cost and if KCRC in due course constructs the Shatin to Central Link, this amount will form part of the final cost of the completed project. If, however, another party were to construct the Shatin to Central Link, it is uncertain whether KCRC would be able to recover any or all of the expenditure it has incurred on the project, and any shortfall in recovery would be written off to KCRC’s income statement in the appropriate future accounting period.
The above circumstances are expected to remain unchanged upon completion of the Rail Merger and therefore KCRC’s deferred expenditure will continue to be carried in the balance sheet as if the Rail Merger had been completed on June 30, 2007.
(m)	The pro forma adjustment reflects the exclusion of interest and other receivables relating to the property management subsidiaries as if the Rail Merger had been completed on June 30, 2007.
(n)	The pro forma adjustment reflects-
(i)	the upfront fee for the Service Concession amounting to HK$4,250 million;

(ii)	the net sales proceeds from the sale of property development rights, investment and other properties and property management subsidiaries amounting to HK$4,840 million (being gross proceeds of HK$4,910 million less cash reimbursement to MTRCL of HK$66 million and interest thereon of HK$4 million accrued since the date of receipt from a property developer to June 30, 2007), HK$2,840 million and HK$40 million, respectively; offset by

(iii)	the payment to MTRCL of retention monies, security deposits and advances and deferred rental income amounting to HK$888 million.
(o)	The pro forma adjustment reflects-
(i)	the payables and accrued charges to be assumed by MTRCL amounting to HK$277 million; and

(ii)	the payment of MTRCL of retention monies and security deposits and advances amounting to HK$828 million.
(p)	The pro forma adjustment reflects the accrued charges for capital projects for the existing business which are to be assumed by MTRCL per the transaction agreement.

(q)	The pro forma adjustment relating to deferred income on the balance sheet as at June 30, 2007 is calculated based on-
(i)	the consideration of HK$4,250 million, being the upfront fee for the Service Concession; plus the liabilities to be assumed by MTRCL per the transaction agreement; less the consideration for the Purchased Rail Assets and less deferred income as noted in (iv) below; and

(ii)	the liabilities to be assumed by MTRCL as noted in (i) above represent payables and accrued charges of HK$376 million; and

(iii)	the Purchased Rail Assets as noted in (i) above represent stores and spares amounting to HK$367 million; and
(iv)	the deferred income as noted in (i) above represents deferred rental and license income totalling HK$93 million which will accrue to MTRCL if the Rail Merger is completed.
(r)	The pro forma adjustment reflects the exclusion of deferred tax assets relating to tax losses sustained by a telecommunication subsidiary.

(s)	Solely for your convenience, KCRC has translated certain Hong Kong dollar amounts into U.S. dollar amounts at the rate of HK$7.7771 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. These translations should not be construed as representations that the Hong Kong dollar amounts could have been, or could be, converted into U.S. dollar amounts at the rate or at any other certain rate on December 29, 2006, or at any other date. The U.S. dollar amounts under “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.

(t)	Solely for your convenience, KCRC has translated certain Hong Kong dollar amounts into U.S. dollar amounts at the rate of HK$7.8184 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2007. These translations should not be construed as representations that the Hong Kong dollar amounts could have been, or could be, converted into U.S. dollar amounts at the rate or at any other certain rate on June 29, 2007, or at any other date. The U.S. dollar amounts under “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.

RISK FACTORS
If the Proposed Amendments do not become effective and the Rail Merger occurs without compliance with all the provisions of the Indenture, an Event of Default could occur under the Indenture, which could cause repayment of the Notes to be accelerated, as well as cross-defaults under KCRC’s other finance-related agreements.
If the Proposed Amendments do not become effective and the Rail Merger occurs without compliance with all the provisions of the Indenture, Holders of at least 25% in principal amount of the Notes or the Trustee, as the case may be, may have the right to deliver a notice of default requiring KCRC to remedy the default or breach. If KCRC fails to remedy such default or breach within 60 days of any such notice of default, Holders of not less than 25% in principal amount of the Notes or the Trustee will have the right to accelerate the maturity of the Notes. Further, some of KCRC’s finance-related agreements contain cross-default or cross-acceleration provisions. As a result, KCRC’s default under the Notes may cause cross-defaults or cross-accelerations under its other agreements.
As of December 31, 2006 and June 30, 2007, KCRC had total interest-bearing borrowings of HK$19,212 million and HK$17,839 million, respectively. If the maturity of any of this debt were accelerated, KCRC cannot assure you that it would have sufficient funds to repay its indebtedness in full or it would be able to obtain alternative financing. Even if KCRC could obtain alternative financing, KCRC cannot assure you that such refinancing will be on attractive or historically comparable terms or that the cost of such refinancing would not have a material adverse effect on its business or results of operations.
If KCRC is unable to comply with the restrictions and covenants applicable to the Rail Merger that are contained in its outstanding finance-related agreements and the Rail Merger occurs without compliance with all the provisions of such agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated, as well as cross-defaults under its other debt agreements, including the Notes.
KCRC has obtained or is seeking confirmations, amendments and/or waivers of certain provisions of its finance-related agreements. Concurrently with the Consent Solicitation, KCRC is also soliciting consents from the holders of the notes issued under its medium term note program and its Hong Kong dollar retail notes. To the extent that KCRC does not obtain such confirmations, amendments and/or waivers, the Rail Merger might cause an event of default under the terms of such agreements, in which event holders of such debt could terminate their commitments to lend to KCRC or accelerate the maturity of such debt.
Following the Rail Merger, KCRC will effectively cease its commercial operations and the cash flow required to service its debt and fund its capital expenditure requirements will be substantially dependent on payments from MTRCL, interest earned on its investments and borrowings under its long-term credit facilities or short-term money market facilities. KCRC expects to require alternative financing to repay or refinance some of its debt as it matures. KCRC cannot assure you that such refinancing will be readily available or on attractive or historically comparable terms or that the cost of such refinancing will not have a material adverse effect on its business or results of operations.
Following the Rail Merger, KCRC will retain legal ownership of its existing rail system and the Kowloon Southern Link and will grant a full service concession for an initial period of 50 years from the Merger Date, which period may be extended, to MTRCL, which will be responsible for operating and managing KCRC’s existing railway lines and other rail-related businesses. During the Concession Period, KCRC will effectively cease its commercial operations and its income and cash flow will be substantially dependent on payments from MTRCL. MTRCL will keep all revenues generated from the operation of KCRC’s rail network and other rail-related businesses and will make to KCRC an upfront payment of HK$4.25 billion and a fixed annual payment of HK$750 million. Starting in the fourth year of the Service Concession, MTRCL will also pay KCRC a percentage ranging from 10% to 35% of the revenues exceeding HK$2.5 billion generated from the operation of KCRC’s rail network and other rail-related businesses during each financial year of MTRCL. MTRCL will also pay KCRC an upfront payment of HK$7.79 billion to buy property interests from KCRC comprising property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, certain investment properties related to the East Rail and the Light Rail currently held by KCRC and the economic benefits and rights of KCRC’s majority shareholding in The Metropolis Management Company Limited. KCRC will continue to be responsible for funding all capital expenditure requirements for the Kowloon Southern Link. Upon completion, the operation of the Kowloon Southern Link will be subject to the terms of the Service Concession. Following the Rail Merger, MTRCL generally will not assume responsibility for KCRC’s existing financial obligations and contingent liabilities, other than the U.S. cross border leases entered into by KCRC. See “The Rail Merger — The Transaction Agreements — KCRC Cross Border Lease Agreements.” KCRC will continue to be responsible for its financial obligations and contingent liabilities, including the Notes.

As of December 31, 2006 and June 30, 2007, KCRC had total interest-bearing borrowings of HK$19,212 million and HK$17,839 million, respectively. KCRC’s interest payments in 2006 and the first half of 2007 amounted to HK$1,388 million and HK$716 million, respectively. Following the Rail Merger, KCRC expects to service the interest payments each year through a combination of the fixed annual payments from MTRCL (HK$750 million per annum), the interest earned on its investments (including the interests arising from the upfront payments of HK$12.04 billion to be received from MTRCL) and the upfront payments of HK$12.04 billion to be received from MTRCL. In addition, KCRC believes its current long-term credit facilities, with an availability of HK$8,000 million, and its short-term money market facilities, with an availability of HK$1,342 million, will be sufficient to meet its regular payment obligations.
From 2008 to 2010, certain of KCRC’s long-term debt (HK$15.9 billion) becomes due while it will still be receiving the fixed annual payments from MTRCL, but before it begins receiving any percentage of revenue generated from the operation of its rail network and other rail-related businesses during each financial year of MTRCL. KCRC expects to repay or refinance this debt with the upfront payments of HK$12.04 billion received from MTRCL and through alternative financing. KCRC cannot assure you that such refinancing will be readily available or on attractive or historically comparable terms or that the cost of such refinancing will not have a material adverse effect on its business or results of operations.
KCRC is required to reconcile its annual financial statements in its Form 20-F report filed with the SEC to show material differences between Hong Kong GAAP and U.S. GAAP. KCRC has not definitively determined such differences in respect of the Rail Merger and has not provided any such reconciliation for the pro forma financial information contained herein. It is possible that the accounting treatment for the Rail Merger under U.S. GAAP could give rise to significant charges to net earnings and could result in a significant reduction in shareholder’s equity for U.S. GAAP purposes.
As a foreign private issuer subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), KCRC is required to reconcile its annual financial statements in its Form 20-F reports filed with the SEC to show material differences between Hong Kong GAAP and U.S. GAAP. Assuming that the Rail Merger occurs before the end of 2007, KCRC will be required to prepare a reconciliation of such differences giving effect to the Rail Merger in its financial statements as of and for the period ending December 31, 2007 in its Form 20-F report to be filed with the SEC by June 30, 2008. KCRC has not definitively determined such differences in respect of the Rail Merger and has not provided any such reconciliation for the pro forma financial information contained herein, which has been prepared solely on the basis of Hong Kong GAAP. It is possible that the accounting treatment for the Rail Merger under U.S. GAAP could give rise to significant charges to net earnings and could result in a significant reduction in shareholder’s equity for U.S. GAAP purposes. While there can be no assurances that the U.S. GAAP adjustments required to reconcile the financial information prepared under Hong Kong GAAP to U.S. GAAP will not have a material and adverse effect on net earnings and shareholder’s equity prepared in accordance with U.S. GAAP, such U.S. GAAP adjustments would be entirely non-cash adjustments required solely for the purposes of reconciling KCRC’s financial information prepared under Hong Kong GAAP to U.S. GAAP and should have no material effect on the cash and other liquid funds available to KCRC to service its debts.
Binding Effect of the Proposed Amendments.
If the Requisite Consents are obtained and the other Conditions are satisfied and the Supplemental Indenture is executed and delivered by KCRC and the Trustee as soon as practicable, all Holders of the Notes will be bound by the Proposed Amendments whether or not they have provided Consents. The Proposed Amendments may adversely affect the market price of the Notes or otherwise be adverse to the interest of the Holders.

THE CONSENT SOLICITATION
General
KCRC is soliciting Consents from all Holders of the Notes of record on September 7, 2007. Consent Forms must be properly completed, duly executed and delivered prior to the Expiration Time. Consents may not be revoked except in the limited circumstances described under “— Revocation of Consents” below. The delivery of a Consent will not affect a Holder’s right to receive 100% of the principal amount of the Notes at maturity on March 15, 2010, or any other rights of a Holder under the Notes, except as specifically set forth in the Proposed Amendments. The Proposed Amendments will not alter the interest rate or maturity date of the Notes or KCRC’s obligation to make principal and interest payments on the Notes.
KCRC is seeking Consents to the Proposed Amendments as a whole. Accordingly, a Consent purporting to consent to only some of the Proposed Amendments will not be valid. The delivery of a Consent by a Holder will be deemed to be the delivery of a Consent to the Proposed Amendments as a whole.
The Proposed Amendments will become effective as soon as practicable with respect to the Notes only upon acceptance by KCRC of the Requisite Consents validly tendered and not validly revoked prior to the Expiration Time. Such acceptance is conditioned upon satisfaction (or waiver) of all Conditions, including the execution and delivery of the Supplemental Indenture by KCRC and the Trustee as soon as practicable. If the Expiration Time does not occur on or before the date that is 180 days after the Record Date, then no Consent shall be valid, and KCRC shall not be obligated to pay any Consent Fee in respect of any Consent. By executing the Supplemental Indenture, KCRC will irrevocably agree to pay the Consent Fee.
If effective, the Proposed Amendments will be binding on all Holders and their transferees, whether or not such Holders have consented to the Proposed Amendments. As promptly as practicable after the satisfaction of the Conditions, KCRC will pay (directly or through an agent) to each Holder who has delivered a properly executed and completed Consent Form to the Information and Tabulation Agent prior to the Expiration Time, which has not been validly revoked, the Consent Fee with respect to the Notes for which a Consent was effective. Failure to deliver a Consent Form will have the same effect as if a Holder had chosen not to give its Consent with respect to the Proposed Amendments. KCRC will provide notice to Holders of the Notes of receipt of the Requisite Consents (assuming the Requisite Consents have been received) promptly after the Expiration Time. No Consent will be deemed to have been accepted until all of the Conditions have been satisfied (or waived).
The delivery of a Consent Form will not affect a Holder’s right to sell or transfer the Notes. If a Holder delivers a Consent and subsequently transfers its Notes prior to the Expiration Time, the Consent will be binding on all subsequent transferees of such securities, and any Consent Fee with respect to such Notes will be made to such Holder who delivered the Consent unless the Consent with respect to such Notes has been validly revoked at any time prior to the Expiration Time pursuant to the procedures set forth below under “— Revocation of Consents.”
Only Holders of record as of the Record Date may execute Consents. If the Record Date is changed, only Holders as of the revised Record Date will be entitled to execute Consents and receive Consent Fees.
The Notes are traded on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and the London Stock Exchange. KCRC urges Holders and beneficial owners of the Notes to consult with their brokers, dealers or other advisers regarding the current prices for the Notes.
The Consent Solicitation may be terminated by KCRC, in its sole discretion, at any time or from time to time prior to the Expiration Time. If the Consent Solicitation is terminated, all Consents shall be voided and KCRC will not be obligated to pay any Consent Fee to any Holders.
Beneficial owners of the Notes who wish to provide a Consent and whose Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, custodian, DTC Participant or other nominee institution, must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to promptly execute and deliver a Consent Form on behalf of the beneficial owner prior to the Expiration Time.
The Consents are being solicited by KCRC, which has retained HSBC Securities (USA) Inc. as Solicitation Agent and Lucid Issuer Services as Information and Tabulation Agent to aid in the solicitation of Consents, including soliciting Consents from brokers, dealers, commercial banks, custodians and DTC Participants. All costs of the Consent Solicitation will be borne by KCRC.

Requisite Consents
Approval of the Proposed Amendments requires the Consents of Holders of not less than 66 2/3% in aggregate principal amount of the Notes outstanding in accordance with the terms of the Indenture. Failure by Holders of less than 66 2/3% in aggregate principal amount of the Notes outstanding to give Consents prior to the Expiration Time will result in the Proposed Amendments not being approved. As of the date hereof, an aggregate US$1,000,000,000 principal amount of the Notes is outstanding.
Consent Fee
The Consent Fee is equal to US$2.50 for each US$1,000 principal amount of the Notes to which the Consent relates. Subject to the Conditions set forth herein, the Consent Fee shall be paid as promptly as practicable after the satisfaction of the Conditions, to each Holder of the Notes which are the subject of a Consent that is properly completed, duly executed and not validly revoked, prior to the Expiration Time. See “— Conditions to the Consent Solicitation.”
The applicable Consent Fee will be paid only to DTC Participants from whom Consent Forms are received prior to the Expiration Time. DTC Participants whose Consent Forms are not received, or are validly revoked, prior to the Expiration Time will not be entitled to the Consent Fees.
The method of delivery of all documents, including duly executed Consent Forms, is at the election and risk of the DTC Participant. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended and enough time should be allowed to assure timely delivery.
The DTC Participants will undertake to distribute the related Consent Fees to beneficial owners as appropriate. Neither KCRC nor the Solicitation Agent will be responsible for making such distributions or for ensuring that the DTC Participants make such distributions.
Questions concerning the Consent Fee should be directed to the Solicitation Agent at its address and telephone number set forth on the back cover of this Consent Solicitation Statement.
Record Date
The Record Date for the determination of Holders entitled to give Consents pursuant to the Consent Solicitation is 5:00 P.M., New York City time, on September 7, 2007. This Consent Solicitation Statement and the accompanying Consent Form are being sent to all Holders as of the Record Date. KCRC reserves the right to establish from time to time any new date as the Record Date with respect to the Consent Solicitation and, thereupon, any such new date will be deemed to be the “Record Date” for purposes of the Consent Solicitation.
Conditions to the Consent Solicitation
The obligation of KCRC to accept the Consents and to pay the Consent Fee for Consents validly delivered and not validly revoked prior to the Expiration Time is conditioned on the following:
•	the Requisite Consents being validly delivered and not validly revoked prior to the Expiration Time;

•	the prior or concurrent approval of the Rail Merger by the independent shareholders of MTRCL;

•	no action, proceeding, order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been instituted, pending, threatened, proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality, nor any failure by any third party to provide a consent, amendment or waiver under a relevant agreement that, in the sole judgment of KCRC, may have a material adverse effect upon the contemplated benefits to KCRC of the Consent Solicitation or the Proposed Amendments or would or might prohibit, prevent, restrict or delay consummation of the Consent Solicitation or the Proposed Amendments, or that is, or is reasonably likely to be, materially adverse to the business, assets, condition (financial or other), results of operations or prospects of KCRC and its subsidiaries, taken as a whole;

•	(1) no change or event (or development involving a prospective change or event) shall have occurred or shall be threatened in the business, properties, assets, liabilities, condition (financial or other), operations, results of operations or prospects of KCRC and its subsidiaries, taken as a whole, and (2) no change or event (or development involving a prospective change or event) shall have occurred or be likely to occur in financial markets in the United States and Hong Kong generally or affecting the equity or debt securities of KCRC that, in the sole judgment of KCRC, in the case of either (1) or (2) above, is or may be adverse to KCRC and its subsidiaries, taken as a whole or may have a material adverse effect upon the contemplated benefits to KCRC of the Consent Solicitation or the Proposed Amendments or would or might prohibit, prevent, restrict or delay consummation of any of the foregoing; and

•	the execution and delivery of the Supplemental Indenture by KCRC and the Trustee.
The foregoing Conditions are for the sole benefit of KCRC and KCRC may, in its sole discretion, waive any of the Conditions, in whole or in part, at any time and from time to time or otherwise amend the Consent Solicitation at any time. No Consent Fee will be paid if any of the Conditions are not satisfied (or waived) for any reason.
If any of the Conditions are not satisfied or capable of satisfaction prior to or concurrent with the Expiration Time, KCRC may, in its sole discretion and without giving any notice, allow the Consent Solicitation to lapse or extend the solicitation period for and continue soliciting Consents.
If the Expiration Time does not occur on or before the date that is 180 days after the Record Date, then no Consent shall be valid, and KCRC shall not be obligated to pay any Consent Fee in respect of any Consent.
Expiration Time; Extensions; Amendment; Termination; Waivers
The term “Expiration Time” means 5:00 P.M., New York City time, on September 28, 2007, unless KCRC, in its sole discretion, extends the period during which the Consent Solicitation is open, in which case the term “Expiration Time” means the latest date and time to which the Consent Solicitation is extended. To extend the Expiration Time, KCRC may so notify the Information and Tabulation Agent in writing or orally and may make a public announcement thereof, each not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time. KCRC may extend the Consent Solicitation on a daily basis or for such specified period of time as it determines in its sole discretion. Failure by any Holder or beneficial owner of the Notes to be so notified will not affect the extension of the Consent Solicitation.
Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, KCRC reserves the right, in its sole discretion and regardless of whether any of the Conditions described above under “— Conditions to the Consent Solicitation” have been satisfied, subject to applicable law, at any time prior to the Expiration Time, to (1) terminate the Consent Solicitation for any reason, (2) waive any of the Conditions to the Consent Solicitation, (3) extend the Expiration Time of the Consent Solicitation, (4) amend the terms of the Consent Solicitation or (5) modify the form or amount of the consideration to be paid pursuant to the Consent Solicitation; provided, however, that in no event will KCRC reduce the amount of the Consent Fee without at least five business days’ notice. In the event the Consent Solicitation is abandoned or terminated prior to the Expiration Time, any Consents received will be voided and no Consent Fee will be paid with respect to such Consents.
If the Consent Solicitation is amended or modified or a Condition is waived, in whole or in part, in a manner determined by KCRC to constitute a material change to the Holders of the Notes, KCRC will promptly disclose such amendment, modification or waiver in a manner reasonably calculated to inform Holders of such change. In the event of a material amendment or modification to the Consent Solicitation or a material waiver of all or a portion of a Condition, KCRC will extend the Consent Solicitation for a period deemed by it to be adequate to permit such Holders to deliver and/or revoke their Consents.

Additional Amounts
All Consent Fees payable by KCRC in connection with the Consent Solicitation will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Hong Kong or by or within any political subdivision thereof or any authority therein or thereof having power to tax (“Hong Kong Taxes”), unless such withholding or deduction is required by law. In the event of any such withholding or deduction, KCRC will pay such additional amounts (“Additional Amounts”) as will result in the payment of the amount that would otherwise have been receivable by the applicable recipient in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable to or on behalf of any person who is liable for such Hong Kong Taxes by reason of such holder having some connection with Hong Kong other than the mere holding of the Notes or the receipt of the Consent Fee.
Procedures for Consenting
All Consent Forms that are properly executed and delivered to the Information and Tabulation Agent prior to the Expiration Time and not validly revoked will be given effect in accordance with the specifications therein.
Notes Held Through DTC
At the date of this Consent Solicitation Statement, all of the Notes are registered in the name of a nominee of DTC. The Notes are recorded on DTC’s books in the names of DTC Participants who hold Notes for the beneficial owners thereof. In order to cause Consents to be delivered with respect to the Notes held through DTC, DTC Participants must complete and sign a Consent Form, and deliver it to the Information and Tabulation Agent at its address set forth on the back cover of this Consent Solicitation Statement and the Consent Form prior to the Expiration Time pursuant to the procedures set forth herein and therein. Signatures on Consent Forms must be guaranteed by a firm that is a participant in the Security Transfer Agent Medallion Program or The Stock Exchange Medallion Program (generally, a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or a trust company having an office in the United States). Any Consent Form that is properly completed, signed and delivered to the Information and Tabulation Agent, and not revoked, prior to the Expiration Time, will be given effect in accordance with the provisions hereof. If the Consent Form is properly completed, signed and signature guaranteed, the Holder will be deemed to have consented to the Proposed Amendments. Consent Forms must be executed in exactly the same manner as the registered Holder(s) name(s) appear on the Notes. If Notes to which a Consent relates are held of record by two or more joint holders, all such Holders must sign the Consent Form. If a Consent Form is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a company or other person acting in a fiduciary or representative capacity such person must so indicate when signing and must submit with the Consent appropriate evidence of authority to execute the Consent Form.
A beneficial owner of a Note held through a broker, dealer, commercial bank, custodian or DTC Participant must provide appropriate instructions to such person in order to cause a Consent Form to be prepared with respect to such Notes. Beneficial owners may be instructed to complete and deliver an instruction letter (“Instruction Letter”) to such broker, dealer, commercial bank, custodian or DTC Participant for this purpose. Beneficial owners of the Notes are urged to contact such person that holds the Notes for them if they wish to deliver a Consent.
Notes Held Through Euroclear and Clearstream
To deliver a Consent with respect to Notes held through Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”), beneficial owners of the Notes should comply with the procedures established by Euroclear or Clearstream, as applicable. Consents in respect of Notes held through Euroclear and Clearstream will be delivered by the direct participants in Euroclear or Clearstream (which hold securities at DTC through the depositaries) in respect of such Notes held through Euroclear or Clearstream. Beneficial owners of Notes that are not direct participants in Euroclear or Clearstream must contact their broker, dealer, commercial bank, custodian, trust company or other nominee to arrange for the direct participant in Euroclear or Clearstream, as the case may be, through which they hold Notes to submit a valid consent instruction to the relevant clearing system prior to the Expiration Time. It is expected that Euroclear and Clearstream will require the use of an electronic acceptance instruction (“Electronic Acceptance Instruction”) for giving Consents. Beneficial owners of the Notes are urged to contact their broker, dealer, commercial bank, custodian, trust company or other nominee as Euroclear and Clearstream will impose earlier deadlines than those set out in this Consent Solicitation Statement.

Instruction Letters, Electronic Acceptance Instruction, as applicable, and Consent Forms, together with this Consent Solicitation Statement, will be mailed to all DTC Participants of record as of the Record Date.
DTC Participants wishing to deliver Consents must send by fax (followed by physical delivery), hand deliver, mail or send by overnight courier their properly completed and duly executed Consent Forms to the Information and Tabulation Agent, at the address set forth in such Consent Form prior to the Expiration Time. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended and enough time should be allowed to assure timely delivery. Consent Forms should not be delivered to KCRC, the Trustee or the Solicitation Agent. However, KCRC reserves the right to accept any Consent Form received by KCRC, the Trustee or the Solicitation Agent.
If a Consent relates to fewer than all the Notes held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the Consent Form the aggregate dollar amount (in integral multiples of US$1,000) of such Notes to which the Consent relates. If no aggregate dollar amount of the Notes as to which the Consent is delivered is specified but the Consent Form is otherwise properly completed and signed, the Consent will be deemed to relate to all such Notes held by such Holder. The Holder will receive the Consent Fee for only that portion of such Notes to which the Consent relates.
UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER THE NOTES TO KCRC, THE TRUSTEE, THE SOLICITATION AGENT OR THE INFORMATION AND TABULATION AGENT AT ANY TIME.
KCRC reserves the right to receive Consent Forms by any other reasonable means or in any form that reasonably evidences the giving of Consent.
All questions as to the validity, form, eligibility (including time of receipt), acceptance and revocations of Consents will be resolved by KCRC, whose determinations will be binding. KCRC reserves the absolute right to reject any or all Consents and revocations that are not in proper form or the acceptance of which could, in the opinion of KCRC’s counsel, be unlawful. KCRC also reserves the right to waive any irregularities in connection with deliveries, which KCRC may require to be cured within such time as KCRC determines. None of KCRC, the Trustee, the Solicitation Agent, the Information and Tabulation Agent or any other person shall have any duty to give notification of any such irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consent Forms or notices of revocation will not be deemed to have been made until such irregularities have been cured or waived. KCRC’s interpretation of the terms and conditions of the Consent Solicitation (including this Consent Solicitation Statement and the accompanying Consent Form and the instructions hereto and thereto) will be final and binding on all parties.
Revocation of Consents
Consents that are properly completed and delivered may not be revoked except in the limited circumstances described in the following sentence. Consents will become revocable only if the terms of the Consent Solicitation are amended such that the amendment (1) decreases the amount of the Consent Fee, (2) decreases the aggregate principal amount of the Notes with respect to which Consents are being solicited, (3) extends the Expiration Time beyond 180 days after the Record Date or (4) makes such other change to the Consent Solicitation which, as determined by KCRC in its sole discretion, is adverse to the Holders, or if such revocability is otherwise required by applicable law. DTC Participants who validly revoke Consents will not be eligible to receive the applicable Consent Fee, unless Consents are validly redelivered prior to the Expiration Time.
DTC Participants who wish to exercise their right of revocation with respect to a Consent must give written notice of revocation by fax (followed by physical delivery), mail or hand delivery to the Information and Tabulation Agent at its address set forth on the back cover of this Consent Solicitation Statement, which must be received by the Information and Tabulation Agent prior to the Expiration Time. In order to be valid, a notice of revocation must specify the DTC Participant whose name appears on the security position listing as the owner of such Notes and the principal amount of the Notes as to which the Consent is to be revoked. The notice or revocation must be signed and executed by the DTC Participant in the same manner as the original Consent Form. However, validly revoked Consents may be redelivered by following the procedures described elsewhere in this Consent Solicitation Statement at any time prior to the Expiration Time.

Prior to the Expiration Time, KCRC intends to consult with the Information and Tabulation Agent to determine whether the Information and Tabulation Agent has received any revocations of Consents. KCRC reserves the right to contest the validity of any such revocations. All questions as to the validity (including time of receipt) of any revocation will be determined by KCRC in its sole discretion, which determination will be conclusive and binding subject only to final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of KCRC, the Trustee, the Solicitation Agent, the Information and Tabulation Agent or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such notification.
Solicitation Agent
KCRC has retained HSBC Securities (USA) Inc. as Solicitation Agent with respect to the Consent Solicitation. The Solicitation Agent will solicit Consents and will receive a customary fee for such services and reimbursement for reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, incurred in connection with such services. KCRC has agreed to indemnify the Solicitation Agent against certain liabilities and expenses, including liabilities under United States federal securities laws, in connection with the Consent Solicitation.
Questions concerning the terms of the Consent Solicitation should be directed to the Solicitation Agent at its address and telephone number set forth on the back cover of this Consent Solicitation Statement.
HSBC Securities (USA) Inc. and its affiliates from time to time have provided, and may continue to provide in the future, investment banking, general financing and banking services to KCRC, for which they have received or will receive customary compensation from KCRC. HSBC Securities (USA) Inc. and its affiliates may, from time to time, engage in other transactions with and perform services for KCRC in the ordinary course of their business, and may also hold an interest in the Notes from time to time. HSBC Securities (USA) Inc. has been engaged to act solely as Solicitation Agent and neither HSBC Securities (USA) Inc. nor any of its affiliates shall be deemed to have guaranteed, or be otherwise responsible for, the performance of any of KCRC’s obligations in connection with the Consent Solicitation.
The Solicitation Agent does not assume any responsibility for the accuracy or completeness of the information contained in this Consent Solicitation Statement or any failure by KCRC to disclose events that may have occurred and may affect the significance or accuracy of such information.
Information and Tabulation Agent
KCRC has retained Lucid Issuer Services as Information and Tabulation Agent with respect to the Consent Solicitation. For its services as Information and Tabulation Agent, KCRC has agreed to pay Lucid Issuer Services reasonable and customary fees and to reimburse it for its reasonable out-of-pocket expenses in connection with such services after a successful completion of the Consent Solicitation.
Requests for additional copies of this Consent Solicitation Statement and the Consent Form, and copies of the Indenture and the form of Supplemental Indenture and other related documents and requests for assistance in completing and delivering the Consent Form should be directed to the Information and Tabulation Agent at its address and telephone number set forth on the back cover of this Consent Solicitation Statement. Beneficial owners may also contact their brokers, dealers, commercial banks, custodians, DTC Participants or other nominees for assistance concerning the Consent Solicitation. The executed Consent Form and any other documents required by the Consent Form should be sent to the Information and Tabulation Agent at the address set forth in the Consent Form, and not to KCRC, the Trustee or the Solicitation Agent.
The Information and Tabulation Agent does not assume any responsibility for the accuracy or completeness of the information contained in this Consent Solicitation Statement or any failure by KCRC to disclose events that may have occurred and may affect the significance or accuracy of such information.
Fees and Expenses
KCRC will bear the other costs of the Consent Solicitation and will reimburse the Trustee for expenses that the Trustee will incur in connection with the Consent Solicitation. KCRC will also reimburse banks, trust companies, securities dealers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding this Consent Solicitation Statement, the accompanying Consent Form and other materials to beneficial owners of the Notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DISCLOSURE STATEMENT, IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.
The following is a general summary of certain U.S. federal income tax consequences applicable to U.S. Holders (as defined herein) of the Notes as a result of the Proposed Amendments and receipt of the Consent Fee and is included herein for general information only. A Holder that is not a U.S. Holder should review the discussion under “— Backup Withholding” below. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder, published rulings and court decisions, changes to any of which subsequent to the date hereof may affect the tax treatment of U.S. Holders of the Notes described herein possibly with retroactive effect. This discussion deals only with Notes held as capital assets, and not with special classes of holders, such as dealers in securities or commodities, traders who elect mark to market treatment, banks, tax exempt organizations, life insurance companies, holders who own more than 5% of KCRC equity, holders that hold the Notes as part of a hedge, straddle or conversion transaction and holders with a functional currency other than the U.S. dollar.
For purposes of the discussion herein, a “U.S. Holder” means a beneficial holder of a Note that is for U.S. federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation or other entity treated as a corporation created under the laws of the United States or of any political subdivision thereof, (3) any estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust or that has otherwise validly elected to be treated as a U.S. person. The tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A person who is a partner of a partnership holding the Notes should consult its own tax adviser about the consequences of the Proposed Amendments and receipt of the Consent Fee. No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding the U.S. federal tax consequences of the Proposed Amendments or receipt of the Consent Fee and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.
Under general principles of United States federal income tax law, a modification of the terms of a debt instrument results in a deemed exchange upon which gain or loss is realized (a “Deemed Exchange”) if the modification is a “significant modification” within the meaning of the applicable Treasury Regulations under Section 1001 of the Code. A Deemed Exchange is considered the exchange of an “original” debt instrument for a “new” debt instrument which may result in the recognition of gain or loss by a holder, and the timing and character of the income recognized with respect the “new” instrument may differ from that of the “original” instrument (for example, if the new instrument is considered to be issued with original issue discount).

The applicable Treasury Regulations provide certain rules for determining whether modifications to a debt instrument are “significant” and result in a Deemed Exchange. The modification of a debt instrument generally is a “significant modification” if, based on all the facts and circumstances and taking into account all modifications, other than certain specified modifications, the legal rights and obligations under the original debt instrument are altered in a manner that is “economically significant.” A change in the yield of a debt instrument is not a significant modification unless the yield of the new debt instrument (determined by taking into account any payments made to the issuer or holder as consideration for the modification) varies from the yield on the old debt instrument (determined as of the date of the modification) by more than the greater of 1/4 of one percent (25 basis points) or five percent of the annual yield of the old debt instrument. A modification that releases, substitutes, adds or otherwise alters the collateral for, or a guarantee on, a recourse debt instrument is a significant modification if the modification results in a change in payment expectations. For this purpose, a change in payment expectations means either that there is a substantial enhancement of the obligor’s capacity to meet its payment obligations where that capacity was primarily speculative before the modification and becomes adequate after the modification, or there is a substantial impairment of the obligor’s capacity to meet its payment obligations where that capacity was adequate before the modification and becomes primarily speculative after the modification.
Although the issue is not free from doubt, the adoption of the Proposed Amendments and the receipt of the Consent Fee by U.S. Holders should not, either individually or taken together, constitute a “significant modification” of the Notes for U.S. Federal income tax purposes. KCRC intends to take the position that (1) the Proposed Amendments, to the extent not considered merely a modification of customary accounting and financial covenants, are equivalent to a change in security for a recourse debt instrument, which does not alter payment expectations with the meaning of the Treasury Regulations (2) the Consent Fees should be treated as a separate payment in the nature of a fee for the Consents, in which case Holders of the Notes should recognize ordinary income in an amount equal to the Consent Fee received (including any Additional Amounts received), (3) any change in the yield as a result of the payment of the Consent Fees is not significant under the Treasury Regulations, and (4) the Government Letter from the Hong Kong SAR Government, if treated as equivalent to a guarantee, does not alter payment expectations within the meaning of the Treasury Regulations.
Even if the Proposed Amendments and Consent Fee were to result in a deemed exchange, a U.S. Holder would not recognize any gain or loss (other than with respect to the Consent Fee received) if the Deemed Exchange qualified as a recapitalization for U.S. federal income tax purposes. A Deemed Exchange would qualify as a recapitalization only of both the original Notes and the new Notes qualify as securities for U.S. federal income tax purposes. Although the term “security” is not defined in the Code, and the precise limits of the definition are unclear, one important factor in determining whether a note is a security is its maturity. A note with a term of 10 years is normally thought to constitute a security, although instruments with shorter terms may also qualify. No assurance can be given that the exchange would constitute a recapitalization in the event that the IRS asserts that a deemed exchange has occurred and each holder should consult its own tax advisor about this an other aspects of the exchange.
It should be noted that there is no authority directly on point that discusses the tax consequences of either the adoption of the Proposed Amendments or the receipt of the Consent Fee and the IRS, a court or other taxing authority could seek to impose different tax consequences on U.S. Holders as compared with the tax consequences discussed herein. In particular, if the IRS were to treat the Consent Fee as a payment with respect to the Notes, then, in the absence of a Deemed Exchange the Consent Fee could constitute a return of capital (and not be currently taxable) to the extent of the U.S. Holder’s tax basis in the Notes, and would constitute capital gain to the extent that the amount of the payment exceeds the U.S. Holder’s tax basis in the Notes. Alternatively, if the IRS were to treat the Consent Fee as a payment with respect to the Notes and to treat the transaction as a Deemed Exchange, then (1) where the Deemed Exchange is a recapitalization, a U.S. Holder generally would recognize capital gain in an amount equal to the Consent Fee, but not in excess of (a) the sum of the Consent Fee and the issue price of the new debt instrument over (b) such U.S. Holder’s tax basis in the Notes, and (2) in the case of a Deemed Exchange that was not a recapitalization, the Consent Fee could be treated as an additional amount realized with respect to the Deemed Exchange, which would increase the consenting U.S. Holder’s taxable gain or decrease such U.S. Holder’s taxable loss, as the case may be, with respect to the Deemed Exchange.
U.S. Holders should consult their own tax adviser as to the consequences that would result if the Consent Fee was treated as a payment with respect to the Notes as well as their tax consequences if the U.S. Holder becomes subject to rules pertaining to original issue discount.

Furthermore, to the extent that Hong Kong taxes are imposed with respect to the Consent Fees (discussed under “Certain Hong Kong Tax Considerations”), such taxes may, subject to complex limitations, be claimed by a U.S. Holder as a foreign tax credit or a deduction for U.S. federal income tax purposes. The rules relating to foreign tax credits are complex, however, and U.S. Holders should consult their tax advisers to determine whether and to what extent credits may be available.
Backup Withholding
A U.S. Holder may be subject to backup withholding at a rate of 28% of any payment made to the U.S. Holder unless such U.S. Holder (1) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder can generally satisfy these requirements by completing and submitting an IRS Form W-9. A Holder that is not a U.S. Holder will generally be exempt from backup withholding if such Holder complies with certification procedures (for example, completing and submitting an IRS Form W-8BEN or other applicable form) to establish that such Holder is not a U.S. person. The amount of any backup withholding from a payment to a Holder will be allowed as a credit against such Holder’s United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.
U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CONSENT AND THE TREATMENT OF CONSENT FEES, IN PARTICULAR THE CONSEQUENCES IF THE CONSENT WERE TO CONSTITUTE A DEEMED EXCHANGE OF THE SENIOR NOTES FOR NEW NOTES.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Consent Solicitation Statement contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act.
These forward-looking statements generally can be identified by use of statements that include words or phrases such as “may,” “will,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresees,” “continue” or other words or phrases of similar import. Similarly, statements that describe KCRC’s objectives, plans or goals are also forward-looking statements. You should not place undue reliance on these forward-looking statements.
All forward-looking statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated by the relevant forward-looking statement. Other than as described in KCRC’s reports filed with the SEC, including those reports listed under “Available Information and Documents — KCRC,” important factors that could cause actual results to differ materially from our expectations include:
•	the consummation of the Rail Merger as contemplated in the Rail Merger Ordinance;

•	risks associated with KCRC’s inability to obtain the Requisite Consents prior to the Expiration Time or execute and deliver the Supplemental Indenture as soon as practicable;

•	risks associated with KCRC’s inability to obtain the requisite consents for the consent solicitations relating to its medium term note program and its Hong Kong dollar retail bonds; and

•	risks associated with MTRCL’s inability to obtain the approval of its independent shareholders to the Rail Merger.
These forward-looking statements are based on KCRC’s estimates and assumptions and currently available information. Forward-looking information is intended to reflect opinions as of the date of this Consent Solicitation Statement, and KCRC undertakes no obligation to revise the forward-looking statements included in this Consent Solicitation Statement to reflect any future events or circumstances.

AVAILABLE INFORMATION AND DOCUMENTS
KCRC
KCRC is subject to the information requirements of the Exchange Act, pursuant to which KCRC files annual and current reports and other information with the SEC. You can read and copy any materials KCRC files with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also can obtain additional information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.
The following documents are publicly available. They disclose important information that each Holder should consider when deciding whether or not to execute the Consent Form:
•	KCRC’s periodic submission on Form 6-K dated September 10, 2007 containing this Consent Solicitation Statement;

•	KCRC’s periodic submission on Form 6-K dated September 4, 2007 containing financial information for the six months ended June 30, 2007;

•	KCRC’s Annual Report on Form 20-F for the year ended December 31, 2006 dated May 31, 2007;

•	KCRC’s periodic submission on Form 6-K dated August 10, 2006 containing financial information for the six months ended June 30, 2006; and

•	all reports filed by KCRC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this Consent Solicitation Statement and prior to the Expiration Time.
If information in this Consent Solicitation Statement differs from information in the publicly available documents, the information herein controls. However, information filed with the SEC in the future by KCRC will automatically update and supersede the information herein.
A Holder may request a free copy of these filings (excluding exhibits) by writing or telephoning as follows:
KCRC House
9 Lok King Street
Fo Tan, Sha Tin, New Territories
Hong Kong
Attention: David Pang (Senior Manager — Treasury)
Telephone: +852 2688 1990
Facsimile: +852 2688 0409
MTRCL
MTRCL’s shares are listed on The Stock Exchange of Hong Kong Limited and MTRCL is subject to the Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. You can access MTRCL’s stock exchange filings on its corporate website at www.mtr.com.hk and the website of The Stock Exchange of Hong Kong Limited www.hkex.com.hk. In connection with the Rail Merger, MTRCL filed the EGM Circular with The Stock Exchange of Hong Kong Limited on September 3, 2007. Each of KCRC, the Trustee, the Solicitation Agent and the Information and Tabulation Agent disclaims any, and takes no, responsibility for any information prepared or filed by MTRCL, including the accuracy or completeness thereof or any information regarding MTRCL set forth herein or in any of the foregoing filings or documentation.

ANNEX A - HONG KONG SAR GOVERNMENT LETTER

財經事務及庫務局局長

香港雪廠街
中區政府合署

電　話 TEL.: 2810 2280
圖文傳真 FAX: 2537 1736
本函檔號 OUR REF.:
來函檔號 YOUR REF.:

SECRETARY FOR FINANCIAL SERVICES AND THE TREASURY

Central Government Offices,
Ice House Street,
Hong Kong

6 September 2007

The Managing Board
Kowloon-Canton Railway Corporation (***KCRC***)

Dear Sirs,

Subject to the satisfaction of certain conditions, KCRC and MTR Corporation Limited (***MTRC***) will enter into a transaction (the ***Transaction***) pursuant to which KCRC will make the existing KCRC railway network available to MTRC pursuant to a Service Concession Agreement (the ***Service Concession Agreement***), and MTRC will operate the KCRC railway on an integrated basis together with MTRC's own existing railway network, for an initial concession period of up to 50 years (which period may be extended). In addition, KCRC will sell certain property interests and other assets to MTRC.

KCRC was created on 24 December 1982 as a public authority pursuant to the Kowloon-Canton Railway Corporation Ordinance. KCRC was established in order to operate the then existing Kowloon-Canton Railway in what is now the Hong Kong Special Administrative Region of the People's Republic of China (***Hong Kong***), and also to construct and operate certain new railway lines in Hong Kong. The Government of Hong Kong (the ***Government***), through the Financial Secretary Incorporated, owns 100 per cent of the issued share capital of KCRC.

Between them, MTRC and KCRC own and operate substantially the whole of the Hong Kong domestic railway system. Following an internal review by the Government to examine whether a merger of the railway operations of KCRC and MTRC would be beneficial, the Government publicly invited KCRC and MTRC in February 2004 to commence negotiations on a possible merger – such negotiations to be conducted on the basis of certain key parameters stipulated by the Government.

A-1

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Since February 2004, the Government has been working with KCRC and MTRC to agree the structure and terms for the merger of their railway operations. In April 2006, the Government and MTRC, having reached broad consensus as to the commercial and financial basis for a proposed merger of the railway operations of KCRC and MTRC, signed a Memorandum of Understanding (the ***MoU***) setting out the agreed framework for the Transaction. Since April 2006, the Government, KCRC and MTRC have been working to implement the Transaction outlined in the MoU.

The merger of the railway operations of KCRC and MTRC is to be effected partly through contractual transaction documentation which was entered into by KCRC and MTRC in early August 2007 (the Government is also party to certain of the documents). The merger is also to be partly effected by legislation – including the passing of the Rail Merger Ordinance, which provides the necessary legal framework for the Transaction. The Rail Merger Bill was drafted by Government drafters and presented to the Hong Kong Legislative Council by the Government in July 2006. Government officials were involved in the deliberations of the Bills Committee established by the Legislative Council to examine the Rail Merger Bill and in steering it through the Hong Kong legislative process, and the Rail Merger Bill was passed by the Legislative Council on 8 June 2007. The Rail Merger Ordinance is to come into operation on a day yet to be appointed by the Secretary for Transport and Housing.

One of the focal points of the Government's current transport policy is the use of railways as the backbone of the passenger transport system in Hong Kong. The Government believes that the integration of the KCRC and the MTRC railway systems pursuant to the proposed Transaction will facilitate the future development of the railway system in Hong Kong. The Government confirms that it is its present intention to continue to maintain direct or indirect ownership of 100 per cent of the issued share capital of KCRC for as long as any of KCRC's Debt Securities listed in the Appendix to this letter (the ***KCRC Debt Securities***) remain outstanding.

You will be aware that the Government cannot fetter its discretion. This letter is not intended to and cannot be taken as creating any legally binding obligations on the part of the Government, or any commitment by the Government to maintain its current intentions or policies or to give notice of any change in its intentions or policies.

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We have no objection to you passing a copy in extenso of this letter which is addressed specifically to you to the holders of the KCRC Debt Securities for the purposes of making them aware of the role that the Government has played to date in the Transaction and of the Government's present intention, as indicated above, to retain direct or indirect ownership of 100 per cent of the issued share capital of KCRC for the remaining life of the KCRC Debt Securities.

Yours sincerely,

K.C Chan

(Professor K C Chan)
Secretary for Financial Services and the Treasury

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APPENDIX
KCRC Debt Securities
Debt Issues (standalone documentation)

Program Type	Distribution	Curr	Coupon	Tenor	Issue Date	Maturity	Amount Issued (m)

Global	SEC registered	USD	8.00%	10 yr	16-Mar-00	15-Mar-10	1,000

Retail Issue	Retail	HKD	4.80%	10 yr	6-Jun-03	6-Jun-13	700

Retail Issue	Retail	HKD	3.00%	5 yr	6-Jun-03	6-Jun-08	300

Debt Issues via MTN Program

Program Type	Distribution	Curr	Coupon	Tenor	Issue Date	Maturity	Amount Issued (m)

US$3 billion MTN Program

MTN Issue	Reg S	USD	7.25%	10 yr	27-Jul-99	27-Jul-99	1,000

MTN Issue	Reg S	USD	7.77%	15 yr	17-Nov-99	17-Nov-14	50

MTN Issue	Reg S	HKD	4.65%	10 yr	9-Jun-03	10-Jun-13	800

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ANNEX B — SUMMARY OF THE RAIL MERGER ORDINANCE
Set out below is a summary description of the Rail Merger Ordinance, copies of the Rail Merger Ordinance are available for inspection during normal working hours at KCRC’s office at 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong, up to and including the Expiration Time.
This summary was prepared as part of the EGM Circular, which MTRCL filed with The Stock Exchange of Hong Kong Limited on September 3, 2007. Capitalized terms used herein and not otherwise defined in this Annex B or in this Consent Solicitation Statement shall have the meanings ascribed to them in the Rail Merger Ordinance.
LegCo approved the Rail Merger Ordinance on June 8, 2007. The Rail Merger Ordinance will come into operation on the Merger Date.
The Rail Merger Ordinance, amongst other things, amends the KCRC Ordinance and the MTR Ordinance to provide the necessary legislative framework for the Rail Merger and for the operation by MTR Corporation Limited (“MTRCL”) of the Mass Transit Railway (the “MTRC Railway”), the KCRC Railway and certain other railways under one franchise, and to enable the KCRC to enter into a Service Concession Agreement with MTRCL.
The Rail Merger Ordinance is divided into 4 Parts. Part 1 (sections 1 and 2) provides for the short title and commencement. Part 2 (sections 3 to 25) amends the MTR Ordinance. Part 3 (sections 26 to 35) amends the KCRC Ordinance. Part 4 (section 36) provides for consequential and related amendments.
Section 3 amends the long title of the MTR Ordinance to reflect changes in the scope of the MTR Ordinance regarding the expansion of the Franchise granted to MTRCL and the regulation of the operation of certain railways in addition to the regulation of the operation of the MTRC Railway.
Section 4 amends the Chinese short title of the MTR Ordinance.
Section 5 amends certain existing definitions in the MTR Ordinance and adds new definitions.
Section 6 amends section 4 of the MTR Ordinance to provide that the Franchise granted to MTRCL under the MTR Ordinance covers the construction and operation of railways other than the MTRC Railway and, subject to any extension, lasts 50 years from the Merger Date.
Section 7 amends section 5 of the MTR Ordinance to provide that the operation by MTRCL of the TSA buses is a relevant consideration in any recommendation made by the Secretary as to whether the Franchise should be extended.
Section 8 amends section 9 of the MTR Ordinance to impose an obligation on MTRCL to ensure that where MTRCL operates the TSA buses during the Concession Period, it must ensure that the TSA buses are operated properly and efficiently under the MTR Ordinance, all other applicable laws and the Operating Agreement.
Section 9 adds a new section to impose an obligation on MTRCL to construct and maintain certain facilities for the use of occupiers of private land adjoining any railway operated by MTRCL under the Service Concession Agreement.
Section 10 amends section 13 of the MTR Ordinance to enable the Chief Executive in Council to give directions to MTRCL in respect of the TSA buses operated by MTRCL.
Section 11 adds new provisions to Part IV of the MTR Ordinance to provide for:
(a)	compensation which may be payable by the Government to MTRCL in relation to the KCRC Railway where any part of the Franchise relating to the KCRC Railway is suspended;

(b)	requirements under which:
(i)	when the Franchise is suspended (whether in whole or in part), the Government may have access to and use certain property which remains in the possession of MTRCL;

(ii)	when any part of the Franchise is suspended, MTRCL may have access to and use certain property taken possession of by the Government in connection with the suspension.

Section 12 amends section 16 of the MTR Ordinance to provide that certain types of breaches of the Service Concession Agreement may amount to a default under the franchise and a major breach of the Service Concession Agreement is a default under the franchise.
Section 13 amends section 17 of the MTR Ordinance to provide that a major breach of the Service Concession Agreement is not to be regarded as a default capable of being remedied for the purposes of section 17(1) of the MTR Ordinance.
Section 14 amends section 18 of the MTR Ordinance to provide for the circumstances under which the Chief Executive in Council may revoke that part of the franchise relating to the KCRC Railway.
Section 15 adds new provisions to Part IV of the MTR Ordinance to provide for:
(a)	taking possession of Concession Property by the Government when the Franchise or that part of it relating to the KCRC Railway is revoked or when the franchise expires;

(b)	compensation which may be payable by the Government to MTRCL in relation to Concession Property where Concession Property is taken possession of in circumstances referred to in paragraph (a); and

(c)	requirements under which:
(i)	when the Franchise or that part of it relating to the KCRC Railway is revoked or when it expires, the Government may have access to and use certain property which remains in the possession of MTRCL;

(ii)	when that part of the Franchise relating to the KCRC Railway is revoked and that part of it relating to the MTRC Railway remains in force, MTRCL may have access to and use certain property taken possession of by the Government in connection with such revocation.
Section 16 amends section 33 of the MTR Ordinance. A provision of section 33 of the MTR Ordinance, which allows the Secretary to make regulations for the purpose of controlling and regulating the use of the railway by members of the public and their conduct while on railway premises, is repealed. In addition, new provisions are added to section 33 to enable the Secretary to make regulations in respect of the expanded scope of the Franchise during the Concession Period. The Secretary has made regulations pursuant to this power. These regulations will become effective on the Merger Date.
Section 17 adds new provisions to section 34 of the MTR Ordinance to enable MTRCL to make by-laws in respect of the expanded scope of the Franchise during the Concession Period. MTRCL has made by-laws pursuant to this power. These by-laws will become effective on the Merger Date.
Section 18 adds new provisions to section 35 of the MTR Ordinance to facilitate the adducing of evidence in any proceedings for an offence against any bylaw relating to the control of access to restricted areas in railway premises.
Section 19 amends section 36 of the MTR Ordinance by adding an extended definition of “Corporation” for the purposes of part IX of the MTR Ordinance.
Section 20 adds a new Part to the MTR Ordinance which provides for a mechanism through which certain rights and liabilities of KCRC are to be vested in MTRCL in connection with the Rail Merger, and matters related to the vesting of rights and liabilities through the mechanism, and provides for the vesting in MTRCL of the rights and liabilities under employment contracts entered into with KCRC and under pension schemes established for KCRC employees.
Section 21 amends section 53 of the MTR Ordinance to provide that a decision of the Secretary relating to having access to property remaining in the possession of MTRCL under section 15B or 19C of the MTR Ordinance or to taking possession of Concession Property under section 19A of the MTR Ordinance, in addition to certain other decisions made under other specified provisions, is not subject to appeal under section 53 of the MTR Ordinance.
Section 22 adds new provisions to the MTR Ordinance so that during the Concession Period: (a) the disapplication of certain provisions of the Public Health and Municipal Services Ordinance (Cap. 132 of the Laws of Hong Kong) under section 54(1) of the MTR Ordinance will not apply in relation to any part of the Franchise relating to the KCRC Railway; (b) section 11 of the Tramway Ordinance (Cap. 107 of the Laws of Hong Kong) will apply to Light Rail; and (c) certain provisions of the Public Bus Services Ordinance (Cap. 230 of the Laws of Hong Kong) will apply to the

TSA buses operated by MTRCL.
Section 23 amends section 59 of the MTR Ordinance by adding a definition of “Corporation” which is necessitated by the change of MTRCL’s Chinese name to “” on the Merger Date.
Section 24 amends section 61 of the MTR Ordinance to provide that, in addition to the Secretary, the Commissioner or any other person who pursuant to a provision in the MTR Ordinance is required to consult with MTRCL in relation to any matter, is not obliged to obtain the agreement of MTRCL in relation to the matter.
Section 25 adds a new section to the MTR Ordinance to provide that on the Merger Date, the Chinese name of MTRCL is changed from “” to “” and that the Registrar of Companies shall enter MTRCL’s new Chinese name into the register and issue to MTRCL a certificate of change of name.
Section 26 amends the long title of the KCRC Ordinance to reflect changes in the scope of that Ordinance in connection with the Service Concession Agreement.
Section 27 amends certain existing definitions in the KCRC Ordinance, adds certain new definitions, and makes amendments to provide that the Chief Executive in Council may, during the Concession Period, upon being satisfied that MTRCL and KCRC have been consulted about the variation, require the Commissioner to vary the boundaries of the North-west Transit Service Area within the meaning of the KCRC Ordinance.
Section 28 amends section 3 of the KCRC Ordinance to provide that during the Concession Period, the office of the Chief Executive Officer of KCRC may be left vacant and that where the office is left vacant, the managing board of KCRC shall not include a Chief Executive Officer.
Section 29 amends section 4 of the KCRC Ordinance to enable KCRC to grant the right to have access to, use or possess its railways and certain other property for the operation of those railways and the TSA buses to MTRCL, and to dispose of certain property under or in connection with such grant. Moreover, provisions are added to stipulate that, subject to certain exceptions specified in the KCRC Ordinance, KCRC shall not exercise its existing powers to operate and construct railways during the Concession Period.
Section 30 adds new provisions to section 30 of the KCRC Ordinance to enable the Secretary to suspend regulations made by him under the KCRC Ordinance during the Concession Period. Pursuant to this power the Secretary has suspended such regulations. The suspension will become effective on the Merger Date.
Section 31 adds new provisions to section 31 of the KCRC Ordinance to enable KCRC to suspend by-laws made by it under the KCRC Ordinance during the Concession Period. Pursuant to this power KCRC has suspended such by-laws. The suspension will become effective on the Merger Date.
Section 32 adds a new Part to the KCRC Ordinance to provide for the suspension of certain provisions in the KCRC Ordinance during the Concession Period.
Section 33 amends paragraph 9 of the First Schedule of the KCRC Ordinance to stipulate the quorum of the members of KCRC during the Concession Period.
Section 34 amends paragraphs 3 and 4 of the Second Schedule of the KCRC Ordinance by deleting reference to KCRC operating the railway on the land specified in these paragraphs.
Section 35 amends paragraphs 2(b) and 3(a) of the Fifth Schedule of the KCRC Ordinance by deleting reference to KCRC (a) operating Light Rail in paragraph 2(b), and (b) constructing and maintaining the platforms on Light Rail in paragraph 3(a).
Section 36 provides for consequential and related amendments necessitated by the enactment of the Rail Merger Ordinance. They include amendments to other ordinances and subsidiary legislation.

ANNEX C — SUMMARY OF THE TRANSACTION AGREEMENTS
Set out below is a summary description of each of the principal Transaction Agreements. Copies of each are available for inspection during normal working hours at KCRC’s office at 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong, up to and including the Expiration Time.
This summary was prepared as part of the EGM Circular, which MTRCL filed with The Stock Exchange of Hong Kong Limited on September 3, 2007. Capitalized terms used herein and not otherwise defined in this Annex C or in this Consent Solicitation Statement shall have the meanings ascribed to them in the EGM Circular.
A)	THE MERGER FRAMEWORK AGREEMENT

The Merger Framework was entered into on the Signing Date between MTR Corporation Limited (“MTRCL”), KCRC and the Secretary and the Secretary for Financial Services and the Treasury for and on behalf of the Government.

The Merger Framework Agreement contains the detailed provisions for the overall structure of the Rail Merger and provides for certain rights and obligations of MTRCL, KCRC and the Government after the completion of the Rail Merger including, amongst other things, corporate governance, the seamless interchange programme, certain property and employment related matters and certain adjustments to the fares of the Integrated Railway from and following the Merger Date. The Merger Framework Agreement covers the matters set out below.

Conditions

The Merger Framework Agreement provides that the Transaction Agreements are conditional upon:
(1)	the Independent Shareholders passing the EGM Resolution to approve the Rail Merger and the Transaction Agreements at the Merger EGM;

(2)	each of the other Transaction Agreements (other than certain Transaction Agreements which will be entered into after the Merger Date) becoming effective on the Merger Date.
Merger Date

If the Merger Date does not occur on or before June 1, 2008 MTRCL and the Government each have the right to terminate the Merger Framework Agreement.

Each of MTRCL and KCRC has acknowledged that the Secretary has an absolute and unfettered discretion as to the appointment of the Merger Date and has agreed that neither of them has any recourse whatsoever against the Secretary or the Government in respect of the timing of appointment of the Merger Date or any decision not to appoint a Merger Date.

Framework for the Rail Merger

The Merger Framework Agreement provides that the Rail Merger shall include:
•	pursuant to the SPA, the sale and purchase of the Purchased Rail Assets and the KCRC Subsidiaries;

•	pursuant to the Property Package Agreements and the SPA, arrangements for the transfer to MTRCL of the economic benefits of the Property Package;

•	pursuant to the Rail Merger Ordinance, the expansion of MTRCL’s franchise under the MTR Ordinance to enable MTRCL to operate the Integrated Railway under a single franchise;

•	pursuant to the Operating Agreement, the operation by MTRCL of the Integrated Railway as an integrated system;

•	pursuant to the Service Concession Agreement, an arrangement under which, amongst other things, KCRC shall grant the Service Concession to MTRCL in order to enable MTRCL to access and use the Concession Property to provide the KCRC Services, and MTRCL shall provide the KCRC Services to the Required Standards;

•	pursuant to the KSL Project Management Agreement, an arrangement under which MTRCL will act as KCRC’s agent in connection with the KSL under certain circumstances;

•	pursuant to the West Rail Agency Agreement, an arrangement under which MTRCL will act as agent of KCRC and each West Rail Subsidiary in connection with the development of properties at, adjacent to or above WR;

•	pursuant to the US CBL Assumption Agreements, arrangements under which MTRCL will become a co-obligor, together with KCRC, of certain of KCRC’s obligations to the counterparties of the CBLs;

•	pursuant to the US CBL Allocation Agreement, arrangements delineating the rights and obligations between KCRC and MTRCL in respect of the exercise of rights and the performance of obligations under the terms of the CBLs.
The parties acknowledge that the Rail Merger and the Transaction Agreements comprise an integrated package of terms.

Seamless Interchange Programme

MTRCL has undertaken that it shall complete a specified programme of milestone dates and preparatory work relating to station modification and the provision of barrier free interchanges at Nam Cheong, Mei Foo and Kowloon Tong stations, the integration of operations at those stations and at Tsim Sha Tsui station, the integration of the ticketing systems for Octopus users and single journey ticket users and the establishment of an integrated communication coordination centre and hotline system. The external costs and expenses of implementing the seamless interchange programme up to the Merger Date shall be borne equally by MTRCL and KCRC and each of them shall bear its own internal costs and expenses. All costs and expenses of the seamless interchange programme incurred on or after the Merger Date shall be borne by MTRCL.

Corporate Governance

With effect from the Merger Date, MTRCL shall procure that the majority of its Directors shall be independent non-executive directors. In addition, MTRCL’s nomination committee, which shall have the function of nominating candidates to fill vacancies on the Board, shall be composed of seven non-executive Directors (including the Chairman of MTRCL and two non-executive Directors representing the Government) with the majority being independent non-executive Directors, and shall be chaired by an independent non-executive Director. Government may also, at its sole discretion, determine before the Merger Date the number of additional non-executive Directors (if any) to be appointed to the Board on the Merger Date.

Payments Relating to Property Enabling Works

For each of the Property Enabling Works Development Sites, KCRC shall be responsible for the funding of the property enabling works. Such funding shall be recovered from MTRCL for the relevant development site in an amount set out in a schedule to the Merger Framework Agreement. MTRCL, in turn, shall seek to recover such amount from the developer of that development site. If, for a relevant development site, the actual amount received from the relevant developer is less than the relevant amount set out in the schedule, MTRCL shall be responsible for the shortfall. If the actual amount received from the relevant developer for a relevant development site is more than the amount set out in the schedule, MTRCL shall be entitled to the excess.

Land Policy Related Matters

MTRCL and the Government have acknowledged that a mechanism is needed which enables the Government to exercise control in exceptional circumstances on the level of flat production (being the number of flats which MTRCL puts out to tender to developers) arising from tender programmes for railway property development which is consistent with the way the Government monitors the overall housing supply situation. The Government and MTRCL shall conduct an annual exercise to discuss and draw up a three-year rolling programme on the level of flat production arising from tenders for railway property development by MTRCL for the three succeeding years (on a financial year basis). The level of flat production (rounded to the nearest 100) arising from tenders for railway property development in each of these three years shall be reviewed, before the Government’s Application List for Land Sale is finalised and announced in February/March each year. The first year of the three-year rolling programme shall be binding on MTRCL. The agreed level of flat production arising from tenders for railway property development may be revised as and when necessary, if this is mutually agreed by the Government and MTRCL. The annual exercise shall be initiated by the Government in the last quarter of each calendar year, for conclusion before the end of that year. For the avoidance of doubt, the first such annual exercise shall be initiated by the Government on or around the September that first occurs after the Merger Date.

Other Property Related Matters

The Operating Agreement, in so far as it relates to land for New Projects, property development rights, land premium amounts and consultation on New Projects, shall continue to apply. The Government also agrees that the land premium amounts payable by MTRCL will be assessed on a “full market value” basis ignoring the presence of the railway for property development rights in relation to the Category 4 Properties other than the property known as “Tin Shui Wai Terminus, Light Rail, Yuen Long, New Territories.”

Employee Related Matters

On the Merger Date, MTRCL shall sign, seal and deliver a deed poll in favour of Relevant Frontline Staff. The deed poll provides that MTRCL shall not terminate the employment contract of any Relevant Frontline Staff member for any reason that relates to the process of integrating the operations of MTRCL and KCRC pursuant to the Rail Merger.

Fare Reductions

MTRCL shall, in respect of the Integrated Railway (with the exception of the Airport Express, Light Rail, cross-boundary trips to/from Lo Wu/Lok Ma Chau and intercity trains):
(i)	remove the second boarding charge of HK$1-7 for adults, and remove the corresponding second boarding charge in respect of Concession Fares and Student Fares;

(ii)	reduce all adult Octopus fares by HK$0.20;

(iii)	reduce the adult fares for all journeys with fares at or above HK$12 by an additional HK$1;

(iv)	for each adult journey of HK$12 or above, if (i) to (iii) above when combined result in less than a 10% fare reduction for that journey, procure that there shall be a further reduction to achieve a minimum of a 10% fare reduction for that journey;

(v)	for each adult journey of between HK$8.50 and HK$11.90 (inclusive), if (i) and (ii) above when combined result in less than a 5% fare reduction for that journey, procure that there shall be a further reduction to achieve a minimum of a 5% fare reduction for that journey;

(vi)	procure that the dollar amount of reductions for Concession Fares shall be half of the adult fare reductions; and

(vii)	procure that the dollar amount of reductions for Student Fares shall be half of the adult fare reductions for journeys taken wholly within the MTRC Railway, the dollar amount of reductions for Student Fares shall be the same as for the adult fare reductions for journeys taken wholly within the KCRC Railway and the percentage fare reductions for Student Fares shall be the same as the corresponding adult fare reductions for journeys involving an interchange between the MTRC Railway and the KCRC Railway.

Application of Fare Reductions

The timing of the implementation of the above fare reductions shall be as follows:
•	The fare reductions shall all apply to Octopus users on and from the Merger Date.

•	The fare reductions referred to in (i) shall apply to single journey ticket users on and from a date falling within one year from the Merger Date.

•	For the period from (and including) the Merger Date to (but excluding) the date on which the integrated ticketing system for single journey ticket users (as referred to in the section headed “Seamless Interchange Programme” above) is implemented, the fare reductions referred to in (iii), (iv) and (v) above (and (vi) and (vii) to the extent they relate to (iii), (iv) and (v)) shall apply only to single journey ticket users travelling within a single system provided that each fare reduction resulting from the application of (iv) and (v) (and (vi) and (vii) above to the extent they relate to (iv) and (v)) shall be rounded up or down (as the case may be) to the nearest interval of HK$0.50.

•	From (and including) the date on which the integrated ticketing system for single journey ticket users (as referred to in the section headed “Seamless Interchange Programme” above) is implemented, the fare reductions set out in clauses (iii), (iv) and (v) above (and (vi) and (vii) to the extent they relate to (iii), (iv) and (v)) shall apply to all single journey ticket users provided that each fare reduction resulting from the application of (iv) and (v) (and (vi) and (vii) above to the extent they relate to (iv) and (v)) shall be rounded up or down (as the case may be) to the nearest interval of HK$0.50.
For one year commencing on the Merger Date, MTRCL shall provide an Octopus concessionary fare of HK$2 for all journeys on the Integrated Railway made by the elderly (being persons aged 65 or above) on Sundays and public holidays.

MTRCL shall maintain the status quo as at the date of the Memorandum of Understanding (being April 11, 2006) with respect to Student Fares discounts by continuing to provide a 50% discount on Student Fares for the MTRC Railway and no discount on Student Fares for the KCRC Railway, subject to the Fare Adjustment Mechanism applying to the Student Fares from and including the Merger Date.

MTRCL has agreed that it will not increase fares to which the Fare Adjustment Mechanism (the terms of which are provided in the Operating Agreement) applies until after June 30, 2009. For the period ending on the Merger Date, KCRC shall not increase fares for the KCRC Railway.

Shatin to Central Link

The proposed SCL project consists of an extension of the existing MOSR from Tai Wai to Hung Hom and an extension of the existing East Rail from Hung Hom to Central. If, in its absolute discretion, the Government decides to implement the SCL, the SCL shall be treated in the same way as a New Separate Project in accordance with the Operating Agreement, as further described below under the paragraph headed “New Railway Projects” in the section headed “Operating Agreement,” except that the invitations referred to therein shall be to MTRCL only. The Kwun Tong Line extension shall be treated as a New MTR Project in accordance with the Operating Agreement, as further described below under the paragraph headed “New Railway Projects” in the section headed “Operating Agreement.”

Light Rail, East Rail and West Rail Related Concession Schemes.

MTRCL shall retain the following concession schemes which are offered by KCRC as at the Signing Date:
•	“Light Rail Personalised Octopus Frequent User Bonus Scheme”;

•	Free transfers on Light Rail and TSA Buses (on journeys with an adult Octopus fare of HK$3.9 or less, or a Concession Fare of HK$1.9 or less) for West Rail passengers using Octopus (except TSA Bus routes A73 and K73P);

•	Free transfers on TSA Buses for Light Rail passengers using Octopus (except TSA Bus routes A73 and K73P);

•	“West Rail Octopus One-month Pass” at $300 and $400; and

•	“West Rail Discovery Pass” at $20,
in each case up to June 30, 2009, and any modification to these schemes thereafter shall be subject to the relevant provisions of the Operating Agreement.

Maintaining certain Light Rail Routes and TSA Bus Routes

MTRCL shall maintain (i) the TSA Bus route K73P (which operates between Tin Heng and Yuen Long East); and (ii) special trips of Light Rail route 761P (which operates between Tin Wing and Yuen Long Terminus), in each case at a level not lower than that offered by KCRC as at June 6, 2007. Such commitment expires on December 31, 2008, and any modification to these services thereafter shall be subject to the relevant provisions of the Operating Agreement.

East Rail Rolling Stock Underframe Cracks

On receipt of any written demand by MTRCL on or after the Merger Date, KCRC shall as soon as practicable fund any payments required to be made in respect of the rectification work for the East Rail rolling stock underframe cracks, up to an aggregate amount of (i) HK$217.3 million (less the aggregate amount spent by KCRC prior to the Merger Date on or in relation to such works as certified by KCRC) and (ii) an amount in respect of reasonable claims by contractors in respect of such works.

East Rail Rolling Stock Asset Life

On receipt of any written demand by MTRCL on or after the Merger Date, KCRC shall as soon as practicable fund any payments required to be made in respect of the work to secure the asset life of the East Rail rolling stock up to an aggregate amount of (i) HK$250 million (less the aggregate amount spent by KCRC prior to the Merger Date on or in relation to such works as certified by KCRC) and (ii) an amount in respect of reasonable claims by contractors in respect of such works.

Platform gap filler works

On receipt of any written demand by MTRCL on or after the Merger Date, KCRC shall, as soon as practicable, fund any payments required to be made in respect of platform gap filler works, up to an aggregate amount of (i) HK$102 million and (ii) an amount in respect of reasonable claims by contractors in respect of such works.

Other Undertakings of MTRCL

Toilet facilities. MTRCL has agreed and undertaken that it shall include in its design parameters, prepared in respect of any new railway line to be constructed and operated by MTRCL on or after the Merger Date, the provision of toilet facilities within, or adjacent to, stations which form part of such new railway line.

Provision of low-floor buses for TSA Buses fleet. MTRCL has agreed and undertaken that it shall, prior to December 31, 2015, replace the whole fleet of TSA Buses with low-floor buses and discuss with organisations of disabled citizens to examine measures to facilitate the use of low-floor buses by disabled persons with a view to introducing such measures into the operation of the TSA Buses, and in due course report to LegCo its progress and findings in relation to these matters.

Improvement of station facilities. MTRCL has agreed and undertaken that, within 2 years following the Merger Date, it shall provide at least one wide-gate entry in each station of the KCRC Railway and the MTRC Railway to improve the accessibility of the KCRC Railway for people with disabilities and to ensure the continued accessibility of the MTRC Railway for people with disabilities.

KCRC’s Debt and Other Financing Obligations

Subject to provisions relating to the CBLs, KCRC shall be responsible for its obligations under the KCRC Financing Documents; and KCRC shall remain party to the KCRC Financing Documents and shall comply therewith. None of the KCRC Financing Documents shall be vested into or be novated to MTRCL.

KCRC’s Cross Border Leases

The arrangements regarding the CBLs shall be governed by the Merger Framework Agreement, the US CBL Assumption Agreements and the US CBL Allocation Agreement.

KCRC warrants that all steps required under the terms of the CBLs to allow the Rail Merger to take effect in accordance with the terms of the CBLs have been taken or will be taken prior to the Merger Date; and that as at the Merger Date, no breaches of, or events of default under, the CBLs have arisen or will arise as a result of the Rail Merger taking effect.

KCRC and Government have agreed to indemnify MTRCL for losses (and for reasonable costs incurred) arising from the due and proper performance by MTRCL of the MTRC Obligations (which term is described below in the section headed “KCRC Cross Border Lease Agreements”), and KCRC has agreed to indemnify MTRCL for losses (and for reasonable costs incurred) arising from KCRC not complying with its obligations under the CBLs other than the MTRC Obligations. The indemnities are in each case subject to certain exclusions (which exclusions include costs or expenses which MTRCL would have incurred in any event in respect of the relevant Concession Property (regardless of whether or not such property were subject to the terms of the CBLs) and losses which arise from MTRCL’s own fraud, negligence or bad faith and/or the failure of MTRCL to perform certain covenants).

MTRCL has agreed to indemnify each of Government and KCRC for losses (and for reasonable costs incurred) arising from any breach of MTRCL’s representations, covenants and agreements provided for in the Merger Framework Agreement in relation to the CBLs, including in respect of MTRC not complying with the MTRC Obligations under the CBLs. The indemnity is subject to certain exclusions (which exclusions include Government’s or KCRC’s own fraud, negligence or bad faith and/or the failure of Government or KCRC to perform certain covenants).

Third Party Claims

On and from the Merger Date, KCRC shall continue to be responsible for all KCRC Claims and, unless KCRC and MTRCL agree otherwise, all Railway Project Claims. MTRCL shall be responsible for all MTRC Claims.

Name of MTRCL

On the Merger Date, MTRCL shall retain its English name but, pursuant to the Rail Merger Ordinance, its Chinese name shall be changed to “.”

Government Support

If, on or after the Merger Date, the Government proposes to cease to be the majority shareholder of KCRC, the Government and MTRCL shall, prior to the Government so ceasing to be the majority shareholder of KCRC, agree arrangements designed to provide adequate comfort to MTRCL as to KCRC’s performance of its obligations to MTRCL under the Transaction Agreements.

Representations and Warranties

Subject to certain conditions set out in the MFA, KCRC provides warranties in relation to, amongst other things, its status as a statutory corporation, its power and authority to enter into, deliver and comply with its obligations under, and the effectiveness of its obligations under, the Transaction Agreements, its legal authority to carry out its business, that the transactions contemplated by the Transaction Agreements will not contravene any law to which it is subject or its constitutive documents, and that it is not insolvent or bankrupt under the laws of Hong Kong.

MTRCL provides warranties in relation to, amongst other things, its due incorporation and valid existence with limited liability under the laws of Hong Kong, its power and authority to enter into, deliver and comply with its obligations under, and the effectiveness of its obligations under, the Transaction Agreements, its legal authority to carry out its business, that the transactions contemplated by the Transaction Agreements will not contravene any law to which it is subject or its constitutive documents, and that it is not insolvent or bankrupt under the laws of Hong Kong.

The Government provides warranties in relation to, amongst other things, its power and authority to enter into, deliver and comply with its obligations under, and the effectiveness of its obligations under, the Transaction Agreements and that the Transaction Agreements will not contravene any law to which it is subject or, to the best of its knowledge and belief, breach any agreement or the terms of any authorisation which is binding on it. To the extent that the Government or any of its properties, assets or revenues may have or may hereafter become entitled to any right of immunity in any Hong Kong court or arbitration in which proceedings may at any time be commenced in relation to the Transaction Agreements, the Government waives or will waive such right to the extent permitted by law and has consented to the giving of relief and the enforcement of any order or judgment in relation to the Transaction Agreements.

Dispute Resolution Procedure

The process for settling disputes between the parties must begin with informal negotiation (except where the dispute relates to a payment obligation). If the dispute is not resolved through informal negotiation or where informal negotiation is not required, the courts of Hong Kong shall have exclusive jurisdiction to settle the dispute. The dispute may be referred to mediation or arbitration if the relevant parties agree.

MTR Ordinance and Rail Merger Ordinance

Nothing in any Transaction Agreement shall oblige a party to that Transaction Agreement to conduct its business in any manner or to do anything which is incompatible with or in breach of any provision of the MTR Ordinance or the Rail Merger Ordinance.

Law

Each Transaction Agreement (and any dispute, controversy, proceedings or claims of whatever nature arising out of or in any way relating to that Transaction Agreement) shall be governed by and construed in all respects in accordance with Hong Kong law.
B)	SERVICE CONCESSION AGREEMENT
The Service Concession Agreement was entered into on the Signing Date between MTRCL and KCRC.

The Service Concession Agreement contains the detailed provisions of the Service Concession granted by KCRC to MTRCL in relation to the KCRC Railway. The Service Concession Agreement covers the matters set out below.

Effective Date

The Service Concession Agreement is conditional upon each of the other Transaction Agreements (other than certain Transaction Agreements which will be entered into after the Merger Date) becoming effective on the Merger Date. The Service Concession Agreement is a “Service Concession Agreement” for the purposes of section 2(1) of the MTR Ordinance and section 2(1) of the KCRC Ordinance.

Grant of Service Concession and Grant of Licence

Service Concession and licence to use the KCRC Railway Land

The Service Concession Agreement provides the grant by KCRC to MTRCL (on an exclusive basis) of a service concession to access, use and operate the Concession Property. For the avoidance of doubt, the only right conferred on MTRCL in respect of the KCRC Railway Land is a licence to use it for the purposes of carrying out the KCRC Services. MTRCL acknowledges that its rights to access and use the KCRC Railway Land (which at any time forms part of the Concession Property) during the Concession Period are:
•	limited to those rights that are necessary for MTRCL to provide the KCRC Services to the Required Standards applicable to the KCRC Services;

•	subject to all and any reservations, restrictions, exceptions, covenants, conditions, provisos, easements and other appurtenant rights applicable to or affecting the KCRC Railway Land (or any part thereof) and in existence immediately prior to the Merger Date or (in the case of any such KCRC Railway Land which forms part of any property designated in the relevant Supplemental Service Concession Agreement to be New Project Concession Property with respect to such New Project for the purposes of the Service Concession Agreement (“New Project Concession Property”) in existence immediately prior to the relevant effective date of that New Project (“New Project Effective Date”));

•	subject to all and any reservations, restrictions, exceptions, covenants, conditions, provisos, easements and other appurtenant rights applicable to or affecting the KCRC Railway Land (or any part thereof) and arising on or after the Merger Date pursuant to the provisions of the Land Comfort Letter and/or pursuant to any change in law or regulation having the force of law; and

•	subject to the consent of the Director of Lands under the KCRC Ordinance and all relevant vesting deeds or land grants governing the KCRC Railway Land and the compliance by KCRC and MTRCL with the terms and conditions that the Director of Lands may impose in granting such consent.
New Projects

The Service Concession Agreement provides that any new railway project that is constructed by, leased to or vested in KCRC (other than any railway project that is already part of the Service Concession) and that is, pursuant to the terms of the Operating Agreement, to be the subject of a service concession on the terms contained in the Service Concession Agreement and the relevant Supplemental Service Concession Agreement, shall be subject to a service concession granted by KCRC in favour of MTRCL and the parties shall enter into a Supplemental Service Concession Agreement in respect of such new railway project.

KCRC covenants in respect of the Concession Property

During the Concession Period, KCRC shall not grant to any other party, nor shall KCRC itself exercise (i) in respect of any Concession Property, any rights which are the same as or similar to any of the rights granted to MTRCL pursuant to the Service Concession Agreement; and (ii) in respect of any New Project Concession Property, any rights which are the same as or similar to any of the rights granted to MTRCL pursuant to the Service Concession Agreement and the relevant Supplemental Service Concession Agreement.

Further, KCRC shall not carry out any act, or permit any act to be carried out, in relation to any Concession Property which in any way affects, prejudices or interferes with the rights of MTRCL under the Service Concession Agreement or the provision of the KCRC Services by MTRCL, except:
•	pursuant to any exercise by KCRC of any of its rights set out in the Transaction Documents;

•	if KCRC is required to do so in order to comply with any relevant law or regulation having the force of law which is binding on KCRC (including the KCRC Ordinance and the Rail Merger Ordinance); or

•	pursuant to any reservation, restriction, exception, covenant, condition, proviso, easement or other appurtenant right applicable to or affecting the KCRC Railway Land.
Concession Period

The Concession Period shall commence in the case of any Concession Property other than any New Project Concession Property, on the Merger Date; in the case of any New Project Concession Property, on the relevant New Project Effective Date; and in the case of any Additional Concession Property, on the date on which such Additional Concession Property becomes Additional Concession Property.

The Concession Period shall terminate automatically on the earliest of (i) the revocation of the Franchise pursuant to the MTR Ordinance as it relates to the KCRC Railway; and (ii) the Natural Expiry Date or, where the term of the Service Concession has been extended, the new expiry date (as provided in the paragraph below).

If, at any time or times during the Concession Period, the term of the Franchise (as it relates to the KCRC Railway) is extended, the Concession Period shall be automatically extended, from the date on which the term of the Franchise (as it relates to the KCRC Railway) is so extended, for an identical period.

The KCRC Services

At all times during the Concession Period, MTRCL shall, provide the KCRC Services to the Required Standards applicable to the KCRC Services.

Payments and Deposits

MTRCL shall pay to KCRC the following Concession Payments:
•	Upfront Payment on the Merger Date of an amount totalling HK$4.25 billion, being the agreed fee for the right to operate the Service Concession and the consideration for the Purchased Rail Assets.

•	Fixed Annual Payments on the day immediately preceding each anniversary of the Merger Date which falls during the Concession Period, in arrears, a fixed amount of HK$750 million for the right to use and operate the Concession Property for the operation of the Service Concession in respect of the 12 month period up to and including the date on which such payment falls due. There shall be no increase in the Fixed Annual Payments as a result of the commencement of operations of KSL or LMCSL.

•	Variable Annual Payments in respect of each financial year of MTRCL which ends during the Concession Period for the right to use and operate the Concession Property for the operation of the Service Concession. The Variable Annual Payment payable by MTRCL for each financial year shall be calculated on a tiered basis by reference to the amount of the KCRC System Revenue for that financial year, in accordance with the following table:

% of KCRC System
KCRC System Revenue for a financial year	Revenue as part of
of MTRCL (determined using the revenue	Variable Annual Payment
allocation system set out in the SCA)	for that financial year

First HK$2.5 billion of KCRC System Revenue (i.e. HK$0.0 — HK$2.5 billion)	0.0%
Next HK$2.5 billion of KCRC System Revenue (i.e. > HK$2.5 billion and ≤ HK$5.0 billion)	10.0%
Next HK$2.5 billion of KCRC System Revenue (i.e. > HK$5.0 billion and a ≤ HK$7.5 billion)	15.0%
KCRC System Revenue beyond the first HK$7.5 billion (i.e. > HK$7.5 billion)	35.0%
The Service Concession Agreement provides the mechanism pursuant to which the Variable Annual Payments are to be made. The Variable Annual Payments will be payable annually in arrears within 60 days after the end of the relevant financial year of MTRCL (and will be adjusted if, following finalisation of MTRCL’s audited accounts, the amount paid by MTRCL within the 60 day period referred to above is not correct). No Variable Annual Payment shall be payable in respect of any KCRC System Revenue generated during the period from (and including) the Merger Date to (but excluding) the day which falls on the third anniversary of the Merger Date.

If the Concession Period is extended, the Fixed Annual Payments and the Variable Annual Payments shall continue to be payable by MTRCL. The Service Concession Agreement provides the mechanism to calculate the Fixed Annual Payment if expiry or termination of the Service Concession does not fall on the day immediately preceding an anniversary of the Merger Date. The Service Concession Agreement also provides the mechanism to calculate the Variable Annual Payment if expiry or termination of the Service Concession does not fall on the last day of a financial year of MTRCL. MTRCL’s obligations to make any payments under the Service Concession Agreement are absolute and unconditional and no amount payable under the Service Concession Agreement shall cease to be payable or shall be suspended or reduced by reason of any contingency. MTRCL and KCRC have agreed that the KCRC Railway Land has no meaningful value, given its legal characteristics, use and enjoyment, and accordingly that no part of the Concession Payments relates to the KCRC Railway Land.

In respect of any New Project Concession Property, MTRCL shall pay KCRC the Concession Payments as set out in, or otherwise determined in accordance with, and at the times provided in, the relevant Supplemental Service Concession Agreement.

On the Merger Date, KCRC shall transfer to MTRCL all amounts held by KCRC immediately prior to the Merger Date as deposits in respect of the use by third parties of Concession Property and amounts constituting retention monies or advances in relation to Concession Property less an appropriate amount to be retained by KCRC to reflect unpaid amounts due to KCRC prior to the Merger Date against which such deposits, retention monies or advances are held. During the Concession Period, MTRCL shall refund any deposits due to any third parties in accordance with the terms on which such deposits are held by KCRC immediately prior to the Merger Date.

Concession Property

General

During the Concession Period, subject to certain restrictions in respect of KCRC Railway Land, MTRCL shall, at all times, have the exclusive right to access, use and operate the Concession Property as at the Merger Date (the “Initial Concession Property”). KCRC shall grant to MTRCL the exclusive right to access, use and operate each item of New Project Concession Property on and from the relevant New Project Effective Date and as legal and beneficial owner of Additional Concession Property, MTRCL shall have the exclusive right to access, use and operate each item of such Additional Concession Property on and from the date on which such Additional Concession Property becomes Additional Concession Property.

In respect of KCRC Railway Land which comprises Initial Concession Property, New Project Concession Property or Additional Concession Property, MTRCL shall, at all times, have the non-exclusive licence to access and use such Initial Concession Property, KCRC shall grant to MTRCL the non-exclusive licence to access and use such New Project Concession Property on and from the relevant New Project Effective Date, and MTRCL shall have the non-exclusive licence to access and use any such Additional Concession Property on and from the date on which such Additional Concession Property becomes Additional Concession Property.

Initial Concession Property

KCRC shall remain the legal and beneficial owner of all and any Initial Concession Property and all and any New Project Concession Property throughout the Concession Period unless MTRCL purchases that Initial Concession Property or New Project Concession Property pursuant to any right to purchase Concession Property provided under the Service Concession Agreement.

Additional Concession Property

MTRCL will be the legal and beneficial owner of Additional Concession Property. The Service Concession Agreement sets out the regime for compensation payable by KCRC to MTRCL if Additional Concession Property is returned to KCRC at the end of the Concession Period.

Right to Purchase Concession Property

At any time or times during the Concession Period, MTRCL shall (subject to agreement on terms with KCRC) have the right or option: (a) to purchase any Concession Property (other than the Additional Concession Property) from KCRC; and (b) for an asset which constitutes Additional Concession Property, to require such asset to cease being subject to the obligations and restrictions applicable to Additional Concession Property under the SCA, and, in each case, the terms (including price) in relation to such right or option, and any consequential adjustments to the Concession Payments (if any), shall be such as are agreed between MTRCL and KCRC at the relevant time or times.

KCRC Railway Land No Longer Required in Connection with the KCRC Services

The Service Concession Agreement provides for a redelivery and surrender mechanism if, amongst other things, for a period of 6 months, MTRCL does not use a material portion of the KCRC Railway Land and/or a material part of any building forming part of the Concession Property in connection with the KCRC Services and, does not expect, for the immediately following period of 6 months, to use such material portion of the KCRC Railway Land and/or such material part of such building in connection with the KCRC Services.

Representations and Warranties given by MTRCL

Representations and Warranties

MTRCL represents and warrants in favour of KCRC that, subject to certain provisions contained in the Merger Framework Agreement relating to third party claims and KCRC not breaching its obligations in respect of certain covenants in the SCA made relating to the Concession Property or operations:
•	it has satisfied itself about all risks, liabilities, contingencies and circumstances concerning the Concession Property and the land on which the Concession Property is situated and the performance of the KCRC Services and it shall have no claim against KCRC (or any of its affiliates) or the Government for any such risk, liability, contingency or other circumstance;

•	it accepts in all respects the existing state and condition of the Concession Property and the land on which any of the Concession Property is situated and shall take the same on an “as is” basis; and

•	all authorisations required to be obtained to enable it to use and operate the Concession Property have been obtained or effected and are in full force and effect.
Indemnity

The Service Concession Agreement provides that, subject to certain conditions contained therein, MTRCL indemnifies KCRC (and its affiliates, employees, agents and contractors) against all losses incurred or suffered by such persons arising from a breach by MTRCL (or its affiliates) of the representations and warranties described above.

Risk Allocation

The Service Concession Agreement provides that, subject to certain provisions contained in the Merger Framework Agreement relating to third party claims and KCRC not breaching certain of its obligations in respect of its covenants made relating to the Concession Property or operations:
•	MTRCL shall bear all risks, liabilities and/or costs whatsoever associated with or arising from the Concession Property and the land on which any of the Concession Property is located during the Concession Period;

•	neither KCRC nor the Government shall in any circumstances be liable to provide MTRCL with any replacement goods or materials or land or parts at all; and

•	neither KCRC nor the Government shall bear any responsibility or liability for any of the Concession Property during the Concession Period.
In addition, MTRCL shall assume the risks, liabilities and costs arising from:
•	the suitability of and title to the Concession Property and the land on which any of the Concession Property is situated;

•	the physical state and condition of the Concession Property and the land on which any of the Concession Property is situated;

•	any defects (inherent, patent, latent or otherwise) in any Concession Property;

•	the quality of any facilities, installations, services or structures incorporated in or employed as or to be incorporated in or employed as part of the KCRC System or the Concession Property and the land on which any of the Concession Property is located;

•	safety requirements and matters relating to air, water and land;

•	the availability of facilities, installations, services and utilities required for the use and operation of the KCRC System and/or the Concession Property; and

•	any requirements or approvals or the lack thereof under any applicable law or regulation, and agrees that the existence of any condition, whether or not foreseeable by an experienced concessionaire, shall not:
•	entitle MTRCL to refuse to accept the Concession Property or the land on which any of the Concession Property is located for all purposes of the Service Concession Agreement;

•	give rise to any claim against KCRC or the Government under any of the Transaction Agreements; or

•	give rise to any claim for any reduction in the amount of the Concession Payments.
MTRCL shall not be relieved in any way from any obligation under the Service Concession Agreement should any information whether obtained from KCRC or the Government or otherwise be incorrect or insufficient.

Subject to certain provisions contained in the Merger Framework Agreement relating to third party claims and subject to KCRC not breaching its obligations in respect of its covenants made relating to the Concession Property or operations, MTRCL waives, as between itself, KCRC and the Government all its rights in respect of any warranty or representation, express or implied, on the part of KCRC or the Government and all claims against KCRC or the Government in respect of or out of the operation or performance of the Concession Property.

MTRCL’s Rights and Obligations

The Service Concession Agreement provides certain additional rights and obligations of MTRCL, including in relation to:
•	the maintenance and retention of records;

•	information and reporting covenants relating to the Capex Threshold, defaults, material adverse circumstances, litigation and other information required by KCRC to enable KCRC to comply with laws and regulations;

•	auditing;

•	operation and maintenance of the Concession Property;

•	disposal of Concession Property and the use of disposal proceeds;

•	restrictions on the creation of security interests over the Concession Property;

•	restrictions on parting with possession and sub-licensing certain Concession Property;

•	rights of non-interference by KCRC (subject to certain conditions);

•	rights to access and use KCRC Railway Land pursuant to a licence granted by KCRC; and

•	apportionment of Government rates or rent relating to Concession Property pre and post Merger Date.
MTRCL is required at all times to maintain insurance in respect of Concession Property in accordance with the Service Concession Agreement.

KCRC’s Rights and Obligations

The Service Concession Agreement provides certain additional rights and obligations of KCRC, including in relation to.
•	limitation on disposals of any Concession Property;

•	restrictions on the creation of security interests over the Concession Property;

•	having no responsibility for the daily operations and maintenance of the Concession Property;

•	rights of inspection in the event of breaches by MTRCL of the Service Concession Agreement or the Operating Agreement or if MTRCL is in default under the Franchise;

•	the passing to MTRCL of notices, correspondence, orders or inquiries relating to the Concession Property which are received by KCRC on or after the Merger Date; and

•	exercise of rights and performance of obligations under the KCRC Ordinance.
Intellectual Property Rights

The Service Concession Agreement contains provisions in relation to intellectual property rights. KCRC grants to MTRCL on a royalty-free basis, an exclusive licence to use certain intellectual property. Except in the case of intellectual property which is to be licensed for a transitional period, the licence will be coterminous with the Concession Period.

KCRC shall also provide MTRCL with copies of all documents and other media in KCRC’s possession or control on which intellectual property that is Concession Property in the nature of know-how is recorded or incorporated.

Subject to certain conditions, MTRCL indemnifies KCRC (and its affiliates, employees, agents and contractors) on demand against all loss suffered or incurred by any of them as a result of any actual or alleged infringement of any Intellectual Property Right in connection with the provision by MTRCL of the KCRC Services or MTRCL’s use of any Concession Property during the Concession Period. The Service Concession Agreement contains provisions, pursuant to which related claims are to be conducted.

Liability

Defects

The Service Concession Agreement provides that subject to certain conditions, KCRC shall not be responsible for or liable to MTRCL for the condition of the Concession Property as at the date of its delivery to MTRCL; or any loss of any kind or nature caused directly or indirectly by the Concession Property or any part thereof or any inadequacy thereof for any purpose or any deficiency or defect therein (whether patent, latent, inherent or otherwise) or the use or performance thereof or any repairs, servicing or otherwise thereto or any delay in or interruption or loss of use thereof or any loss of business or other consequential damage or any damage whatsoever or howsoever caused.

Indemnity

Subject to certain conditions, MTRCL shall be responsible for and shall release and indemnify KCRC (and its affiliates, employees, agents and contractors) from and against losses incurred or suffered by any of them which arises directly or indirectly in respect of the Concession Property or out of its state, possession, use, performance, transportation or disposal or out of or in consequence of or in connection with any act, omission or negligence of MTRCL, its affiliates, employees, agents or contractors in:
•	using, operating or maintaining the KCRC System and/or the Concession Property;

•	designing, acquiring, constructing or otherwise creating any Additional Concession Property or any New Project Concession Property;

•	providing the KCRC Services; or

•	performing or failing to perform any of its obligations under the Service Concession Agreement.
MTRCL is not responsible for such matters if and to the extent such loss arises from the fraud or bad faith of KCRC or its affiliates, employees, agents or contractors (except where the agent in question is MTRCL and/or any of its affiliates acting as KCRC’s agent pursuant to the Outsourcing Agreement, the KSL Project

Management Agreement, the West Rail Agency Agreement and/or any other agreement or arrangement) or KCRC breaching its obligations in respect of certain covenants made relating to the Concession Property or operations.

Remedies

The Service Concession Agreement provides that there shall be no default or breach by MTRCL of its obligation to make payments on the due date under the Service Concession Agreement if the failure is caused by the error or fault of a person other than MTRCL (or its affiliates, agents or contractors) and if payment is made within 7 business days of the original due date.

The Service Concession Agreement provides that there is no contravention or breach by MTRCL of its obligations in respect of disposals of Concession Property if MTRCL remedies any failure to comply with such obligations within 30 days of MTRCL becoming aware of the disposal constituting the failure.

The Service Concession Agreement provides for general remedies for breaches of its terms by MTRCL and/or KCRC.

Specific performance

MTRCL and KCRC acknowledge and agree that monetary damages alone shall be an insufficient remedy and, subject to an order of the court, specific performance shall be the appropriate remedy in the event that (i) MTRCL is in breach of its obligation to provide the KCRC Services to the Required Standards applicable to the KCRC System, or fails or refuses to return the Concession Property to KCRC upon the expiry or termination of the Concession Period, or is otherwise in breach of its return requirements, and/or provision of access obligations following termination or expiry of the Concession Period; or (ii) KCRC enters onto the KCRC Railway Land in breach of its obligations under the Transaction Agreements.

Consequences of Termination or expiry of Concession Period

The Service Concession Agreement provides the respective obligations of MTRCL and KCRC upon termination or expiry of the Concession Period regarding the return of Concession Property, respective access rights, arrangements in respect of intellectual property and in the case of any New Projects, additional obligations which will be set out in the relevant Supplemental Service Concession Agreement.

Compensation

Except as specifically provided in the Service Concession Agreement, no compensation will be payable by KCRC in respect of any Additional Concession Property upon the expiry or termination of the Concession Period. The Service Concession Agreement provides that, subject to certain conditions, upon MTRCL fulfilling the relevant return requirements as they apply to Concession Property, KCRC shall compensate MTRCL at the end of the Concession Period for expenditure on Additional Concession Property that is actually incurred by MTRCL in excess of the Capex Threshold.

Any agreement or determination as to the amount of the compensation payable by KCRC (if any) in respect of any Additional Concession Property upon the expiry or termination of the Concession Period shall represent the sole entitlement of MTRCL to compensation from KCRC and MTRCL shall have no other rights or remedies against KCRC and KCRC shall have no other liability to MTRCL, whether under the Service Concession Agreement, any other Transaction Document or at law, in respect of compensation payable in respect of Additional Concession Property upon the expiry or termination of the Concession Period.

Assignment and sub-contracting

KCRC may (without MTRCL’s consent), assign or grant a security interest over its rights, including the receivables, under the Service Concession Agreement.

Except in the case of certain permitted sublicences, MTRCL shall not assign its rights or obligations under the Service Concession Agreement nor grant any interest in the Service Concession Agreement.

C)	SALE AND PURCHASE AGREEMENT
The Sale and Purchase Agreement was entered into on the Signing Date between MTRCL and KCRC.

The Sale and Purchase Agreement contains the detailed provisions relating to the purchase of the Purchased Rail Assets by MTRCL from KCRC. The Sale and Purchase Agreement covers the matters set out below.

Effective Date

The Sale and Purchase Agreement is conditional upon each of the other Transaction Agreements (other than certain Transaction Agreements which will be entered into after the Merger Date) becoming effective on the Merger Date.

Sale and Purchase of Purchased Rail Assets

MTRCL has agreed to purchase and KCRC has agreed to sell the Purchased Rail Assets pursuant to the terms of the Sale and Purchase Agreement. The Purchased Rail Assets include (in each case as more particularly defined in the Sale and Purchase Agreement) all the property and assets of KCRC (including, business plant and machinery, tools and equipment, stock, stores and spares, intellectual property and business information and records), shares in the KCRC Subsidiaries (which subsidiaries hold, amongst other things, the Category 1A Properties and act as property managers), and all those contracts of KCRC which are to be vested (by statute), novated and assigned to MTRCL with effect from the Merger Date but excluding the Category 1 Properties, the Category 2 Properties, the Category 3 Properties, the Excluded Assets, the Concession Property and the West Rail Agency Agreement.

Intellectual Property Rights

The Sale and Purchase Agreement also provides for the assignment by KCRC of certain Intellectual Property Rights to MTRCL and the transfer to MTRCL of certain designs, documents, calculations and drawings, and other items (or copies thereof) in KCRC’s control or possession in or on which Intellectual Property Rights (to be assigned or licensed to MTRCL) subsists or is embodied or incorporated. KCRC shall further provide MTRCL with copies of all documents and other media in which purchased know-how is recorded or incorporated.

Consideration

The consideration for the sale of the Purchased Rail Assets (excluding the shares in the KCRC Subsidiaries) forms part of the Upfront Payment which, under the terms of the Service Concession Agreement, MTRCL has agreed to pay to KCRC on the Merger Date. The consideration for the sale of the shares in the KCRC Subsidiaries forms part of the consideration for the Property Package which under the terms of the Merger Framework Agreement MTRCL has agreed to pay to KCRC on the Merger Date.

Obligations of MTRCL after Completion

Except as otherwise provided in the Merger Framework Agreement and the Sale and Purchase Agreement, MTRCL undertakes to KCRC that it will properly perform, assume and pay and discharge when due, and indemnify KCRC against, all obligations and liabilities of KCRC under the contracts novated or assigned to MTRCL which are to be discharged by KCRC at any time on or after the Merger Date under the terms of those contracts.

Subject to the terms of the Merger Framework Agreement regarding third party claims, KCRC shall continue to be responsible for and shall promptly discharge all debts, liabilities and obligations which, prior to the Merger Date, are debts, liabilities or obligations of KCRC and are not assumed by MTRCL under the express terms of the Sale and Purchase Agreement or any other Transaction Agreement or under the Rail Merger Ordinance (even if assumed by MTRCL by operation of law (other than the Rail Merger Ordinance)) and shall indemnify MTRCL against all liabilities, losses, charges, costs, claims or demands (including loss of sales or diminution in the value of the relevant business) in respect of all such debts, liabilities and obligations.

Transfer of Purchased Contracts

Rights and obligations under contracts to be vested in MTRCL shall be so vested in accordance with the Rail

Merger Ordinance. KCRC shall use reasonable endeavours to procure all relevant third parties enter into a novation contract, or (in the case of contracts to be assigned and where required) give consent, in respect of each contract which is to be novated or assigned to MTRCL.
Apportionment

Subject to the terms of the Merger Framework Agreement and the other terms of the Sale and Purchase Agreement and the other Transaction Agreements:
•	MTRCL shall be responsible for (and shall indemnify KCRC in respect of) all liabilities of KCRC under the contracts which are to be vested in, or novated or assigned to, MTRCL or in relation to the Purchased Rail Assets which are to be discharged by KCRC at any time on or after the Merger Date; and

•	KCRC shall be responsible for (and shall indemnify MTRCL in respect of) all liabilities of KCRC under the contracts to be vested in, or novated or assigned to, MTRCL or in relation to the Purchased Rail Assets which are to be discharged by KCRC at any time prior to the Merger Date.
Tenancies

The Sale and Purchase Agreement provides that if KCRC suffers loss in connection with a defaulting tenant in respect of a Category 1A Property then KCRC has the right to recover an amount from the relevant KCRC Subsidiary to the extent of the relevant rental deposit.

Receivables

MTRCL will generally not acquire receivables from KCRC other than those receivables due under contracts to be vested in MTRCL in accordance with the MTR Ordinance. However, KCRC shall supply to MTRCL full details of the non-acquired receivables and MTRCL will collect such non-acquired receivables as agent for KCRC during the period of two years immediately following the Merger Date. The Sale and Purchase Agreement sets out a procedure that MTRCL and KCRC will follow in order to facilitate the collection and distribution of the non-acquired receivables.

Risk

Without prejudice to the terms of the Merger Framework Agreement relating to KCRC Claims, MTRC Claims and Railway Project Claims, risk in the Purchased Rail Assets shall pass on the Merger Date.

Employees

The Sale and Purchase Agreement provides that all wages, salaries, employment contract gratuities, employer’s liabilities in respect of Mandatory Provident Fund contributions and other periodic outgoings in respect of the KCRC’s employees which relate to a period:
(i)	on or after the Merger Date shall be borne or discharged by MTRCL; and

(ii)	before the Merger Date shall be borne or discharged by KCRC.
KCRC indemnifies MTRCL against claims in respect of the employment of any of KCRC’s employees at any time prior to the Merger Date by KCRC (other than where such claim arises by reason of any matter or event occurring on or after the Merger Date) and the breach of KCRC’s obligations as set out in (ii) above. MTRCL indemnifies KCRC against any claim in respect of any breach of (i) above.

KCRC’s Warranties

Pursuant to the Sale and Purchase Agreement, KCRC provides warranties in respect of the following:
•	ownership of the shares in the KCRC Subsidiaries and Metropolis;

•	certain corporate matters relating to the KCRC Subsidiaries;

•	the audited financial statements of the KCRC Subsidiaries;

•	with respect to the KCRC Subsidiaries, events since December 31, 2006; and

•	ownership of Category 1A Properties.
MTRCL’s remedies

MTRCL will not have the right to terminate the Sale and Purchase Agreement if it becomes aware that there has been any material breach of the warranties provided by KCRC or any other term of the Sale and Purchase Agreement but will be entitled to claim damages or exercise any other right, power or remedy under the Sale and Purchase Agreement or as otherwise provided by law.

Limitations on KCRC’s liability

MTRCL will not be entitled to damages or other payment in respect of any claim or claims under any of the warranties provided by KCRC in respect of any individual claim (or a number of claims) unless and until the aggregate amount of all such claims exceeds HK$50,000,000. The total aggregate liability of KCRC under the warranties provided by KCRC shall not in any event exceed an amount equal to the aggregate value of the Category 1A Properties set out in the property valuation report contained in Appendix VIII of the EGM Circular, that being HK$1,141 million. MTRCL will not be able to make any claims in respect of any of the warranties provided by KCRC after 18 months from the Merger Date.

Books and Records of the KCRC Subsidiaries

The Sale and Purchase Agreement contains rights and obligations of MTRCL and KCRC with respect to the books and records proprietary to the KCRC Subsidiaries.

Inter-group guarantees

KCRC shall use all reasonable endeavours to procure the absolute and unconditional release and discharge in full on the Merger Date (or as soon as reasonably practicable thereafter) of each guarantee, indemnity, assurance, undertaking, commitment or other security obligation granted or entered into by any KCRC Subsidiary in relation to or arising out of any obligation or liability of KCRC or any of its subsidiaries (excluding the KCRC Subsidiaries) (or of their employees, agents, advisers or persons otherwise connected with them) (each a “KCRC Subsidiary Guarantee”) at KCRC’s cost. Prior to any such release, KCRC has undertaken (i) to pay to MTRCL any losses suffered and any and all liabilities, costs and expenses incurred by MTRCL or any KCRC Subsidiary arising under any KCRC Subsidiary Guarantee; and (ii) not to enter into any variation of any agreement which may have the effect of varying any KCRC Subsidiary Guarantee without the prior written consent of MTRCL.

MTRCL shall use all reasonable endeavours to procure the absolute and unconditional release and discharge in full on the Merger Date (or as soon as reasonably practicable thereafter) of each guarantee, indemnity, assurance, undertaking, commitment or other security obligation granted or entered into by KCRC or any of its subsidiaries (excluding the KCRC Subsidiaries) in relation to or arising out of any obligation or liability of any of the KCRC Subsidiaries (or of their employees, agents, advisers or persons otherwise connected with them) (each a “Retained KCRC Group Guarantee”), at the cost of MTRCL. Prior to any such release, MTRCL has undertaken (i) to pay KCRC an amount equal to any losses suffered and all liabilities, costs and expenses incurred by KCRC or any of its subsidiaries (excluding the KCRC Subsidiaries) arising under any Retained KCRC Group Guarantee after the Merger Date; and (ii) not to enter into any variation of any agreement which may have the effect of varying any Retained KCRC Group Guarantee without the prior written consent of KCRC.

Procedure for making payments

The procedure for making any payments under the Sale and Purchase Agreement shall follow the payment mechanics set out in the Merger Framework Agreement.

Stamp Duty

Stamp duty on the sale and purchase of the shares in the KCRC Subsidiaries shall be borne equally by KCRC and MTRCL.

Governing Law and Jurisdiction

In accordance with the Merger Framework Agreement, the Sale and Purchase Agreement is governed by the laws of Hong Kong.

D)	OPERATING AGREEMENT
The Operating Agreement was entered into on the Signing Date between MTRCL and the Secretary for and on behalf of the Government.

The Operating Agreement, is based on the Existing Operating Agreement which currently governs certain aspects of the design, construction, maintenance and operation of the MTRC Railway. The Operating Agreement contains the detailed provisions for the design, construction, maintenance and operation of the Integrated Railway. With effect from the Merger Date the Existing Operating Agreement will terminate and the Operating Agreement will take effect. The Operating Agreement covers the matters set out below.

Franchise

The Operating Agreement is conditional upon each of the other Transaction Agreements (other than certain Transaction Agreements which will be entered into after the Merger Date) becoming effective on the Merger Date.

In the event of revocation of any part of the Franchise relating to the KCRC Railway, the Operating Agreement shall no longer apply to that part of the Franchise so revoked.

The Operating Agreement provides that an application by MTRCL to extend the Franchise shall be submitted to the Secretary in accordance with the MTR Ordinance who will, subject to certain provisions, recommend to the Chief Executive in Council that the Franchise should be extended for a period of 50 years from the effective date if:
•	a project agreement has been signed in relation to a New Project with an estimated capital cost of at least HK$15 billion (as adjusted pursuant to the Operating Agreement);

•	the Board has approved certain capital works with a total estimated capital cost of at least HK$15 billion (as adjusted pursuant to the Operating Agreement) (“Major Capital Works”) and the Secretary has notified MTRCL that the capital works qualify as Major Capital Works; and

•	MTRCL has incurred certain capital expenditure of at least HK$15 billion (as adjusted pursuant to the Operating Agreement) over the preceding ten years.
In making his recommendation, the Secretary must take account of all reasonable representations from MTRCL as to why, and from which date, the Franchise should be extended.

No payment is required from MTRCL for any extension of the Franchise. For the period up to the expiry date (as it is prior to the extension), the terms of the Franchise will not be amended and for the period commencing thereafter, the terms of the Franchise shall be substantially the same (except in certain circumstances) unless MTRCL and the Secretary agree otherwise.

Upon extension of the Franchise and subject to the Government’s prevailing land policy on the date on which the Franchise is extended and the Chief Executive in Council’s approval is given, certain consequential amendments will be made to certain other agreements between the Government and MTRCL in relation to the Integrated Railway to ensure that the period specified in each such agreement is coterminus with the extended Franchise period.

Access Regime

The Operating Agreement contains obligations on both MTRCL and the Government to provide for a workable, open, non-discriminatory, efficient approach for the Government and MTRCL to negotiate and agree access to common property of both the MTRC Railway and KCRC Railway in the event of the suspension of the Franchise (whether wholly or in part), revocation of the Franchise, or expiry of the Franchise and to provide an efficient, effective and binding resolution process in the event that the Government and MTRCL are unable to agree a regime for access to such common property.

Design, Construction and Maintenance of the railway

The Operating Agreement provides certain requirements that MTRCL must meet in connection with the design, construction and maintenance of the railway.

MTRCL must make provision for and maintain more than one source of electric power supply, take all proper precautions in the use of electrical energy and all reasonable precautions in constructing, placing and maintaining electric lines.

MTRCL must provide and maintain adequate facilities in the control centres, manned by trained personnel, for the safe regulation, control and direction of trains and persons using or employed in the operation of the railway. MTRCL must provide and maintain adequate means to prevent the flooding of the railway premises. MTRCL must also provide adequate depot facilities and equipment.

A number of environmental conditions, such as noise levels, air quality and temperature, must be monitored by MTRCL and MTRCL is also required to provide adequate lighting and ventilation in the certain areas of the railway premises.

MTRCL shall (other than in relation to Light Rail) provide and maintain adequate accommodation, facilities and means of communication for members of the Hong Kong Police Force (which are provided as at the Merger Date and at all stations which are constructed, expanded, or to the extent reasonably practicable renovated after the Merger Date), as well as providing access to MTRCL’s closed circuit television monitors in its control centres and stations and elsewhere as agreed between MTRCL and the Commissioner of Police from time to time. The Government has agreed to procure that the Hong Kong Police Force continues to provide a police service for the railway in the same manner as that provided at the Merger Date.

Passenger services

Disruptions to train services

The Operating Agreement provides that MTRCL must report to the Commissioner for Transport and Commissioner of Police the emergency closure, or anticipated emergency closure, of any part of the railway premises and any interruption or delay which may affect the safe and efficient conveyance of passengers. MTRCL must also notify the media if it considers that such notification will be of assistance to passengers and would not adversely affect the safe and efficient operation of the railway. MTRCL must consult the Commissioner for Transport on any new arrangements by MTRCL which may reasonably be considered as adversely affecting the normal operation of the railway.

Train service arrangements

MTRCL is required to provide a minimum level of service in terms of the hours of operation of train services and the capacity of the service it provides. These minimum levels are prescribed in the Operating Agreement. Where MTRCL proposes to modify the level of service it provides in a material way, it can only do so if the Commissioner for Transport has not objected. The Operating Agreement also provides for certain consultation and notification requirements if MTRCL proposes to make cancellations with respect to a cancellation of a Light Rail route and curtailment/truncation, or reduction in frequency and/or operating hours in respect of the TSA Buses.

The Operating Agreement imposes obligations on MTRCL regarding:
•	keeping the railway premises in a clean and sanitary state;

•	providing a comfortable passenger environment;

•	providing and maintaining adequate and efficient communication facilities between control centres and, for example, trains in operation, stations, police facilities and transport co-ordination centres;

•	ensuring that noise and vibration is kept to a minimum;

•	ensuring efficient and effective collection of fares;

•	ensuring that ticket and cash handling facilities are safe and secure; and

•	providing escalators and lifts for safe, efficient and effective transportation of passengers (other than in respect of Light Rail).
Performance requirements

General

MTRCL will be required to meet certain performance requirements (“Performance Requirements”) in relation to the railway-related services it provides. These Performance Requirements cover the following matters:
•	train service delivery which is a measure of the actual train trips run by MTRCL against the train trips scheduled to be run by MTRCL;

•	passenger journeys on time which is a measure of passengers journeys which are delayed by at least five minutes;

•	train punctuality which is a measure of train trips delayed by at least five minutes in the case of the Airport Express Line, by at least two minutes in the case of the other MTRC Railway lines, by at least three minutes in the case of ER and WR and by at least five minutes in the case of Light Rail;

•	add value machine reliability which is a measure of the total operating hours of add value machines;

•	ticket machine reliability which is a measure of the total operating hours of ticket machines;

•	ticket gate reliability which is a measure of the total operating hours of ticket gates;

•	escalator reliability which is a measure of the total operating hours of escalators; and

•	passenger lift reliability which is a measure of the total operating hours of passenger lifts.
Each year, MTRCL’s railway operations for the previous year will be measured against the Performance Requirements and MTRCL may be required to explain failures to meet any Performance Requirement to the Commissioner for Transport and provide information on the actions it has taken, or is proposing to take, to improve its performance. In addition, MTRCL must inform the Commissioner for Transport of any likely failure to meet a Performance Requirement.

MTRCL will not be regarded as having failed to meet a Performance Requirement if the failure results (whether directly or indirectly and whether in whole or in part) from the occurrence of certain exemption events, including war, hostilities, natural disasters, disorder, industrial action, loss or diminution of power supply, disruption caused by any member of the public or any other cause or event beyond the control of MTRCL provided that MTRCL shall not be entitled to rely on an exemption event if that event occurred as a result of a breach of contract or negligence, or was caused or materially contributed to, by or on the part of MTRCL. In addition and subject to the foregoing proviso, for a period of two years from the Merger Date only MTRCL will not be regarded as having failed to meet a Performance Requirement, if the failure results from any defect in (a) any of the properties and assets vested in MTRCL under the Rail Merger Ordinance; (b) any of the Purchased Rail Assets which are acquired by MTRCL pursuant to the Sale and Purchase Agreement; or (c) any of the Concession Property which are subject to the Service Concession Agreement, which exists as at the Merger Date and was not reasonably discoverable by MTRCL between April 11, 2006 and the Merger Date. However, MTRCL must use its reasonable endeavours to prevent the occurrence of these events, to mitigate their effects and to take steps to remedy them.

Review of Performance Requirements

The Operating Agreement contains provisions which allow for the adjustment of the Performance Requirements under specified circumstances. Each year, MTRCL and the Commissioner for Transport are required jointly to review the Performance Requirements, taking into account the results of customer surveys covered by reports carried out by MTRCL, the opening of any New Projects or the introduction of any New Technology (as defined below) and any other relevant circumstances, and may agree that the Performance Requirements, or their application, may be changed temporarily.

In addition, MTRCL or the Commissioner for Transport can request an additional joint review of the Performance Requirements in certain circumstances, such as upon introduction of new or substantially modified passenger train designs, new or substantially revised methods of automatic train control and following substantial alterations, extensions, additions or modifications to any material infrastructure, plant or equipment.

New railway projects and new technology

Where MTRCL introduces a New Project and the introduction of that New Project is likely materially to affect MTRCL’s ability to meet any Performance Requirement, then in determining whether MTRCL has met any Performance Requirement, no account shall be taken of any New Project during the period of introduction of that New Project and for two years from the commencement of operations on that New Project. Where operations on a New Project commence at any time during the period beginning two years immediately before the Merger Date and the introduction of that New Project is likely materially to affect MTRCL’s ability to meet any Performance Requirement, then in determining whether MTRCL has met any Performance Requirement, no account shall be taken of that New Project during the period of introduction of that New Project and for two years from the commencement of operations on that New Project.

Where new or substantially changed technology (the purpose of which is to assist in improving or maintaining the railway) is introduced in connection with the operation of the railway (“New Technology”) and the introduction of that New Technology is likely materially to affect MTRCL’s ability to meet any Performance Requirement in respect of the operation of that or any other part of the railway (the “Relevant Part of the Railway”) during the period when that New Technology is being introduced, then, in determining whether MTRCL has met any Performance Requirement no account shall be taken of the operation of the Relevant Part of the Railway for two years from the date of the introduction of that New Technology. Where New Technology is introduced at any time during the period beginning two years before the Merger Date and the introduction of such New Technology is likely materially to affect MTRCL’s ability to meet any Performance Requirement in respect of the Relevant Part of the Railway during the period when that New Technology is being introduced, then in determining whether MTRCL has met any Performance Requirement, no account shall be taken of the operation of the Relevant Part of the Railway for two years from the date of the introduction of that New Technology.

Before the commencement of operations on any New Project or the introduction of any New Technology, MTRCL is required to establish to the reasonable satisfaction of the Commissioner for Transport specific performance requirements for:
•	that New Project (“New Project Requirements”); and

•	the operation of the Relevant Part of the Railway (“New Technology Requirements”),
and those New Project Requirements or New Technology Requirements will be applicable in respect of that New Project or the operation of the Relevant Part of the Railway for two years from the commencement of operations on that New Project or the date of the introduction of that New Technology. MTRCL is required to base those New Project Requirements or New Technology Requirements on the best information available to MTRCL, including the outcome of any performance trials and relevant contract specifications.

Customer Services Pledges

The Operating Agreement requires MTRCL to establish, publish annually and strive to meet customer service pledges (“Customer Service Pledges”), which relate to the same matters as the Performance Requirements (namely train service delivery, passenger journeys on time, train punctuality, add value machine reliability, ticket machine reliability, ticket gate reliability, escalator reliability and passenger lift reliability) as well as the following additional matters:

•	train reliability;

•	ticket reliability;

•	temperature and ventilation levels;

•	railway cleanliness; and

•	passenger enquiry response time.
In relation to Light Rail, MTRCL is required to maintain Customer Service Pledges in relation to train service delivery, train punctuality, add value machine reliability, ticket machine reliability, Octopus Card process validation machines, temperature and ventilation levels, railway cleanliness and passenger enquiry response time. In relation to the TSA Buses, Customer Service Pledges, are required to be maintained in relation to service delivery and cleanliness.

MTRCL is required to publish data which measures its actual performance against the Customer Services Pledges on a quarterly basis.

Unlike the Performance Requirements, the Customer Service Pledges are voluntary targets established by MTRCL itself and do not themselves constitute contractual obligations relating to performance.

Other Matters Relating to Passenger Services

To further enhance the service provided by MTRCL, it must take steps to measure, publish and provide reports on customer satisfaction, handle passenger complaints and suggestions and provide signage and information to its passengers.

The Commissioner may request MTRCL to review its service arrangements and to consider suggestions for service changes.

The Operating Agreement provides that MTRCL shall establish, and comply with, procedures for consulting relevant groups representing passengers with physical disabilities and procedures for the annual review of its facilities with respect to passengers with physical disabilities.

Safety Management

General

The Operating Agreement contains provisions as to safety management and requires MTRCL to design, construct, operate and maintain the railway having due regard to the safety of the railway and of persons using or employed on the railway to the reasonable satisfaction of the inspector (the “Inspector”) appointed under the MTR Ordinance.

Instruction manuals

Any documentation MTRCL produces which relates to procedures in respect of safety, emergency and security matters must be provided to the Inspector. Any revision of instruction manuals can only be made following consultation with the Inspector (and, in certain circumstances, the Commissioner of Police and the Director of Fire Services).

Rescue and breakdown equipment

MTRCL must provide adequate vehicles and equipment for the safe and speedy recovery of defective trains and equipment and for the rescue of passengers and persons employed on the railway. Such vehicles and equipment must be effective and maintained in an efficient working condition and, if necessary, attended and operated by trained personnel.

Maintenance procedures

MTRCL is required to establish, operate and maintain a maintenance management system, taking into account good practices of railway systems in other cities as far as reasonably relevant, for the maintenance of facilities, systems and trains to minimise safety risks. MTRCL must ensure that maintenance work is carried out by competent personnel.

Provision of railway staff

MTRCL must have on duty staff in such numbers and with such training and experience as will ensure the proper control and operation of the railway and the safety of persons using or employed on it.

Opening of the railway and new railway projects

MTRCL shall not:
•	open any new part of the railway;

•	commence operations on any New Project or open any station or junction; or

•	bring into use any additional or modified major facilities, equipment, systems or trains or introduce New Technology which have, or are likely to have, an impact on the safety of the railway or on the safety of persons using or employed on the railway, until the Inspector confirms in writing to the Secretary that the same is in all respects safe and in sound condition to be used for the conveyance of passengers and their luggage and goods.
Contingency plans

MTRCL is required to develop and maintain contingency plans to be implemented in the event of a breakdown, accident, emergency, any other incident or any other substantial or important matter on the railway or railway premises. If, after the Merger Date, MTRCL develops any new contingency plan for any matter which (a) may affect the safety of passengers on the railway or result in the interruption or delay in the train service and (b) is not already dealt with by any of the contingency plans which are then in place, MTRCL shall, as soon as reasonably practicable, consult the Government department(s) the functions of which are relevant to such new contingency plan before finalising such new contingency plan.

The Operating Agreement provides a non-exhaustive list of the arrangements which must be included in contingency plans.

Land

Land for New Projects and Property Development Rights

For any New Project to be implemented by MTRCL, the Government and MTRCL will agree the detailed terms upon which the land required for the construction and operation of that New Project will be provided to MTRCL at a land premium in accordance with the Government’s land policy at the relevant time. The Government has acknowledged that property development has been and is expected to continue to be, important for the commercial viability of New Projects as well as for operational and technical reasons. The Government and MTRCL will also agree the detailed terms relating to what property development rights (if any) should be provided to MTRCL.

Land Premium Amounts

The Government has agreed that, for so long as its current land policy is maintained (and MTRCL has acknowledged that the Government may amend its land policy from time to time), land premium amounts payable by MTRCL will be assessed on a “full market value” basis ignoring the presence of the railway for the first land grants made by the Government for property development rights in relation to each New Project granted to MTRCL and, if applicable, for the first premium amount payable for property development rights in relation to each development phase of such New Project (in each case, other than for depot sites). For this purpose, ““full market value” basis ignoring the presence of the railway” means the full market value as assessed by the Government without having regard to any effect the presence of the railway may have on the site being valued. For so long as the Government’s current land policy is maintained, for railway depot use at depot sites, the land premium amounts will be assessed on an “industrial use” basis with a minimum plot ratio of 1 and for the sites of running lines and stations, the land premium amounts will be assessed at nominal premium.

New Railway Projects

General

Subject to the MTR Ordinance, it is acknowledged that, when undertaking New Projects and/or operating New Railways, MTRCL will require an appropriate commercial rate of return. The Government agrees that it will not require MTRCL to construct any New Project and/or operate any New Railway except in certain circumstances and provided that the parties agree on the commercial rate of return. The Government acknowledges that, in order for particular New Projects and/or New Railways to earn a commercial rate of return and in order for MTRCL to maintain its financial standing and profile, financial and other support for those New Projects and/or New Railways from the Government may be required. If the Government invites MTRCL to operate a New Railway pursuant to a New KCR Project or a New Separate Project, under a service concession to be granted to MTRCL by KCRC, the Government or a Government entity, MTRCL shall be obliged to operate the New Railway under the concession approach in accordance with the Operating Agreement and the relevant future agreement relating to that service concession.

New MTR Projects

For any New MTR Project, the Government has agreed that:
•	MTRCL shall, on an exclusive basis, be invited to undertake the New MTR Project under the ownership approach and to submit a proposal to the Government for that project;

•	if MTRCL submits a proposal to the Government, the Government and MTRCL will commence negotiations on an exclusive basis as soon as reasonably practicable thereafter with a view to agreeing the terms upon which MTRCL will finance, construct and operate the New Railway pursuant to that New MTR Project (including the nature and terms of any appropriate financial and other support the Government may provide to MTRCL); and

•	if an agreement in respect of the matters referred to in the paragraph above cannot be reached within a reasonable time period, the Government may cease negotiations with MTRCL and invite other persons to undertake that New MTR Project.
New KCR Projects

For any New KCR Project, the Government may (in its absolute discretion but subject as described below) adopt the ownership approach or the concession approach.

For any New KCR Project, in respect of which the Government decides to adopt the ownership approach:
•	MTRCL shall, on an exclusive basis, be invited to submit a proposal to the Government for that New KCR Project; and

•	if MTRCL submits a proposal to the Government, the Government and MTRCL will commence negotiations on an exclusive basis as soon as reasonably practicable thereafter with a view to agreeing the terms upon which MTRCL will finance, construct and operate the New Railway pursuant to that New KCR Project (including the nature and terms of any appropriate financial and other support the Government may provide to MTRCL); and

•	if an agreement in respect of the matters referred to in the paragraph above cannot be reached within a reasonable time period, the Government may decide (in its absolute discretion) to (a) invite third parties each to submit a proposal to the Government to undertake such New KCR Project under the ownership approach or (b) invite MTRCL to operate the New Railway in respect of such New KCR Project under the concession approach.

For any New KCR Project in respect of which the Government decides to adopt the concession approach and the Government is considering granting the service concession in respect thereof to MTRCL, the Government shall invite MTRCL to operate the New Railway through the Service Concession.

New Separate Projects

For any New Separate Project, the Government may (in its absolute discretion but subject as described below) adopt either the ownership approach or the concession approach.

For any New Separate Project in respect of which the Government decides to adopt the ownership approach, the Government may (in its absolute discretion) either (i) invite MTRCL to submit a proposal to the Government for that New Separate Project; or (ii) award the New Separate Project through an open tender process.

For any New Separate Project in respect of which the Government decides to adopt the concession approach, the Government may (in its absolute discretion) invite MTRCL and/or third parties to operate the New Railway in respect of such New Separate Project under the concession approach.

For any New Separate Project, the Government has agreed that:
•	in the case of an award of a New Separate Project through an open tender process and in the case that the Government decides to adopt the concession approach, it may invite MTRCL and any other persons to submit a tender or proposal, on the same basis, for that New Separate Project;

•	it will evaluate such submissions objectively on their merits;

•	in evaluating any such submissions made by a person that is wholly or partially owned by the Government, it will assume that a commercial rate of return must be earned by that person;

•	where support from the Government may be required by MTRCL for a New Separate Project that may be awarded to MTRCL, the Government and MTRCL will seek to reach agreement on terms for appropriate financial or other support before that New Separate Project is awarded to MTRCL; and

•	where MTRCL has made a submission in respect of a particular New Separate Project and the Government awards that New Separate Project to a person other than MTRCL, it will, as soon as reasonably practicable, inform MTRCL of, and the reasons for, its decision but will have no obligation to inform MTRCL of any commercially sensitive information.
MTRCL has acknowledged that, for any New Separate Project the scope of which does not include the construction and/or operation of a transport interchange between the MTRC Railway or the KCRC Railway, and a part of another railway system but which does include:
•	the construction and/or operation of a transport interchange between a part of that New Separate Project and a railway system other than the MTRC Railway or the KCRC Railway; and/or

•	the construction and/or operation of (a) one or more new stations and (b) new track work which extends an existing line which forms part of a railway system other than the MTRC Railway or the KCRC Railway, or deviates from an existing line which forms part of a railway system other than the MTRC Railway or the KCRC Railway, the Government may, in its absolute discretion, award that New Separate Project to the operator of that other railway system without inviting MTRCL to submit a tender or proposal.

Concession Approach — Additional Concession Payments

Unless otherwise agreed by MTRCL and the Government, for each New Separate Project or a New KCR Project that the Government invites MTRCL to operate under the service concession approach, MTRCL shall operate the New Railway in accordance with the following financial terms. Additional Concession Payments are to be determined on the basis of 90% of the discounted Net Cash Flow of the New Project, being discounted at a discount rate which reflects MTRCL’s proposed commercial rate of return in relation to the New Railway (so as to enable MTRCL to make a commercial rate of return) and, where KCRC is the owner of the New Railway, are to be reflected in a similar structure as the payment structure under the Service Concession Agreement being in the form of fixed annual payments and variable annual payments.

Entrustment agreement

MTRCL shall be entrusted with the design and construction of the New Projects which are to be undertaken by MTRCL through the service concession approach, subject to the Government’s approval and MTRCL and the Government agreeing on a price.

Fares

Fare Adjustment Mechanism: The Operating Agreement also contains the terms of the Fare Adjustment Mechanism. The principal terms are summarised as follows:
(a)	Direct drive fare adjustment formula
A “direct drive” fare adjustment formula will be adopted. The FAM will provide that any adjustment to specified fares should be linked to changes in the Government Composite Consumer Price Index and changes in the Nominal Wage Index (Transport Services Sector) published by the Census & Statistics Department of Government, and taking into account a productivity factor.

The Fare Adjustment Mechanism will work as follows:

“Overall weighted fare adjustment rate = 0.5 * Δ CCPI + 0.5 * Δ wage index — t”

where:

“Overall weighted fare adjustment rate” is calculated based on the basket of specified “fares” on the Integrated Railway as set out in (b) below;

“Δ CCPI” means the yearly percentage change in the Government Composite Consumer Prices Index;

“Δ wage index” means the yearly percentage change in the Nominal Wage Index (Transport Services Sector); and

“t” is a productivity factor. The purpose of “t” is to incentivise MTRCL to achieve productivity gains. “t” will be deemed to be zero in the first five years following the Merger Date. “t” will have a value of 0.1% starting from the sixth year following the Merger Date. The value of “t” will not be subject to review until after the ninth anniversary of the Merger Date under the agreed review mechanism for the FAM.
(b)	Applicability of the Fare Adjustment Mechanism

The FAM will, from the Merger Date, apply to specified fares on all existing and new railway lines on the Integrated Railway (other than the Airport Express Line (unless the fare is an Airport workers’ fare), Ngong Ping 360, the intercity trains and those new railway lines which are New Separate Projects not intended for use by daily commuters for domestic travel. The inclusion or otherwise of such New Separate Projects will be agreed with the Government on a case-by-case basis). Light Rail and TSA Buses shall be subject to the application of FAM from the Merger Date.

For adjustments to fares of the Airport Express Line, MTRCL shall be subject to consultation requirements which are substantially the same as those set out in the Existing Operating Agreement.

The definition of “fares” for the purposes of the FAM shall include monthly passes (excluding promotional arrangements) and any “time of day” surcharge and/or discount introduced/removed by MTRCL (such as peak surcharges and non-peak discounts), but will exclude any promotional arrangements.

MTRCL can adjust certain fares within ±5 percentage points from the overall fare adjustment level determined by the FAM formula (provided that such fares may not be increased if the overall fare adjustment level is a negative number), subject to overall compliance of its specified fare basket with the FAM.
(c)	Trigger mechanism of fare adjustment

If, in a given year, the overall fare adjustment rate under the FAM is within the range of ± 1.5%, there shall be no fare adjustment and the unadjusted percentage shall be rolled over to the next annual fare review.

(d)	Adjustment of fares

Fares subject to the FAM shall (subject to the above paragraph) be adjusted annually in accordance with the FAM. None of MTRCL’s fares which are subject to the FAM, other than “time of day” surcharge or discounts, shall be adjusted more than once in any given year.

(e)	Independent expert certifications

No later than two weeks prior to notifying the Transport Advisory Committee and the LegCo Transport Panel and making a public announcement of yearly fare adjustments to be made under the FAM, MTRCL shall provide to the Government two independent expert certifications with supporting data that the fare adjustments are in compliance with the FAM.

(f)	Review of FAM

The FAM shall be subject to review every five years upon request by either MTRCL or the Government. If MTRCL and the Government do not reach agreement on amendments to the FAM within a specified period after commencement of the review, the prevailing FAM shall continue to apply.

(g)	Introduction or withdrawal of fares subject to the Fare Adjustment Mechanism

For the introduction or withdrawal of fares subject to the FAM, MTRCL shall (i) consider the public acceptability of any proposed change; (ii) notify and consult with the Transport Advisory Committee and the LegCo Transport Panel on the price, terms and date of the introduction or withdrawal of the relevant fares; and (iii) make a public announcement of the proposed change no later than three weeks prior to the introduction or withdrawal of the relevant fares.
Promotional fares: MTRCL shall notify the Commissioner for Transport at least seven days prior to the implementation, or variation to prices, or termination, of promotional arrangements, except in the case of an arrangement which MTRCL considers to be of a compensatory nature or for operational purposes.

For the purposes of the above paragraph, a promotional arrangement means (i) any arrangement which (a) reduces the cost per journey of travel on the Network; (b) is considered by MTRCL to be of a promotional nature and (c) is intended by MTRCL to last for up to twelve months; or (ii) any arrangement which is from time to time agreed between MTRCL and the Commissioner for Transport to be a promotional arrangement.

Compensation

The Operating Agreement contains the detailed terms for the calculation of compensation that is payable by the Government to MTRCL in certain circumstances. Compensation payable for the loss of the relevant property will be equal to the higher of: (i) the fair value of the relevant property (assuming a willing buyer and seller and taking into account the earnings potential of the relevant property); and (ii) the depreciated book value of the relevant property, each as determined by an independent valuer. The independent valuer will also determine the amount of any compensation payable to MTRCL for the use of the relevant property. The amount of compensation payable to MTRCL for damage to any relevant property that is returned to MTRCL will be calculated by reference to the reasonable cost of remedying that damage. In the event of suspension of the Franchise relating to the KCRC Railway, any compensation payable by the Government to MTRCL will be determined by an independent valuer.

Dispute settlement

The process for settling disputes between the Government and MTRCL must begin with informal negotiation. If the dispute is not resolved through informal negotiation, the courts of Hong Kong shall have jurisdiction to settle the dispute. Both parties may agree to submit the dispute to arbitration, although neither MTRCL nor the Government is bound to do so.

Assistance in ensuring continuity

In order to facilitate the continuity of railway services on the expiry or revocation of the Franchise during the period beginning five years before the expiry of the Franchise and during the implementation of any revocation procedure, MTRCL must not take any action to frustrate the transition to any successor franchisee.

Review of terms of Operating Agreement

There is a procedure for a joint review of the terms of the Operating Agreement every five years from the Merger Date. At such reviews, the parties shall consider all relevant factors, including passengers’ needs, the manner in which MTRCL may reasonably maintain a rate of technological and technical progress commensurate with good international practice having regard to the costs that would be incurred, the financial resources of MTRCL and prudent commercial principles. A joint review will also be carried out if either the Government or MTRCL requests that such a joint review be carried out. Where both parties agree, the terms of the Operating Agreement may be amended.

Furnishing of records

MTRCL must maintain records, including in relation to the Performance Requirements, Customer Service Pledges, passenger complaints and suggestions, the fare revenue, maintenance of trains and the number of trains in use, which may be inspected by the Secretary and the Commissioner.

External audit

Each year, an audited report prepared by MTRCL’s external auditors must be submitted to the Commissioner as to whether MTRCL had internal controls and procedures in place which were adequate to enable MTRCL to measure and record, in all material respects, its compliance with the Performance Requirements and Customer Services Pledges.

Regulations

The Government will consult MTRCL and take account of all reasonable representations made by MTRCL, before the Secretary introduces regulations under the MTR Ordinance.

Intercity Passenger Services and Freight Services

Specified provisions (as described above) do not apply to the intercity passenger services and freight services. However, pursuant to the Operating Agreement MTRCL shall ensure that, as close as reasonably practicable:
•	any train that it owns and operates on the intercity passenger service meets the levels of safety and general cleanliness required of it in respect of the services for the carriage of passengers provided by MTRCL in Hong Kong (the “Domestic Services”) and has adequate standards of temperature and ventilation; and

•	any train that it owns and operates on the freight service meets the levels of safety and general cleanliness required of it in respect of the Domestic Services, in each case, taking account of the different nature of the intercity passenger service and the freight service (as the case may be) from the Domestic Services.

MTRCL shall, as soon as reasonably practicable, establish a system with the third party operators for approving the third party trains to run on the railway safely. This shall include the carrying out of design checks and tests, establishing emergency procedures for handling emergencies involving third party trains and not allowing any type of third party train to run in Hong Kong on the railway until MTRCL has certified in writing to the Secretary that in the opinion of MTRCL and in the opinion of the Inspector that MTRCL has carried out the relevant checks and tests and established emergency procedures.

MTRCL shall use all reasonable endeavours to seek confirmation from the relevant third party operators that arrangements are in place regarding general cleanliness, temperature and ventilation of the third party trains operated on the intercity passenger and freight services that run on the railway.

Miscellaneous

Disclosure of information

The Government shall not disclose Restricted Information before it consults MTRCL. Restricted Information is information furnished to the Government, the Secretary, the Commissioner for Transport, the Inspector or any other person acting for or on behalf of the Government by MTRCL under certain sections of the MTR Ordinance or under the terms of the Operating Agreement, which is specified by MTRCL to be unpublished commercially sensitive information.

MTR Ordinance and Rail Merger Ordinance

MTRCL is not obliged under the Operating Agreement to conduct its business in any manner or to do anything which is incompatible with any provision of the MTR Ordinance or the Rail Merger Ordinance.

Law

The Operating Agreement is governed by Hong Kong law.
E)	MEMORANDUM ON PERFORMANCE REQUIREMENTS

The Memorandum on Performance Requirements was signed by MTRCL and the Commissioner for Transport for and on behalf of the Government on the Signing Date. It sets out the prescribed formulae for calculating the Performance Requirements.
F)	KSL PROJECT MANAGEMENT AGREEMENT

The KSL Project Management Agreement was entered into on the Signing Date between MTRCL and KCRC.
(1)	The Services
Pursuant to the terms of the KSL Project Management Agreement, MTRCL is appointed exclusively:
•	to manage the performance of KCRC’s principal obligations to the Government in relation to the design and construction of the KSL (other than obligations relating to payment);

•	to act as the engineer under the various KSL construction contracts;

•	to act as KCRC’s representative under the various KSL consultancy agreements; and

•	to act as KCRC’s agent in connection with the KSL under certain circumstances.
MTRCL itself will not construct, nor be responsible for the costs of, the KSL works.

MTRCL agrees to provide the services with all due skill and care and its liability under the KSL Project Management Agreement is limited to circumstances where it is in material breach of the Agreement or in circumstances of willful default or negligence, and is capped at HK$110 million, being the maximum amount which MTRCL may receive as an incentive payment (as disclosed in the paragraph below).

(2)	Payments
In return for the performance of the above services, MTRCL will receive a Project Management Fee of approximately HK$680 million and, if the construction of the KSL is completed ahead of time and equal to or under budget, an incentive payment (calculated with reference to the amount by which the final outturn cost of the project is under budget) of up to HK$110 million.
G)	WEST RAIL AGENCY AGREEMENT
West Rail Agency Agreement

The West Rail Agency Agreement and related agreements were entered into on the Signing Date between MTRCL, KCRC, West Rail Property Development Limited (“WRPDL,” which is and is expected to remain a subsidiary of KCRC) and the West Rail Subsidiaries. The West Rail Agency Agreement sets out the terms and conditions upon which MTRCL will act as the agent of KCRC and the West Rail Subsidiaries in the development of the thirteen West Rail development sites.

Appointment of MTRCL as agent of KCRC and the West Rail Subsidiaries

Pursuant to the terms of the West Rail Agency Agreement, MTRCL will be appointed:
•	to act as KCRC’s agent, and donee under powers of attorney, to exercise certain rights and perform certain non-monetary obligations relating to the development sites along West Rail; and

•	to act as agent for, and donee under powers of attorney from, each of the West Rail Subsidiaries to exercise certain rights and perform certain non-monetary obligations relating to the development sites along West Rail.
In order to assist MTRCL in performing its agency functions, KCRC and the West Rail Subsidiaries have granted powers of attorney to MTRCL. MTRCL may only use the powers of attorney to exercise rights and perform obligations conferred or undertaken by it under the West Rail Agency Agreement.

Costs incurred by MTRCL as agent of KCRC under the West Rail Agency Agreement shall be allocated to, and paid by, the West Rail Subsidiaries.

Awarded Sites

Of the West Rail Subsidiaries, Tuen Mun Property Development Limited, together with any other West Rail Subsidiary which has invited a tender in respect of a West Rail development site prior to the Merger Date and entered into (whether before or after the Merger Date) a development agreement in respect of that tender, are “Awarded Site Subsidiaries.”

Each Awarded Site Subsidiary shall pay to MTRCL a fee (the “Awarded Site Fee”) equal to the aggregate of:
•	all costs (including internal costs) or payments incurred or paid by MTRCL in respect of the Awarded Site Subsidiary, plus 16.5% on-cost, together with interest accrued thereon; and

•	10% of the net amount of profits accrued to the Awarded Site Subsidiary under the development agreement (after, for the avoidance of doubt, taking into account accrued payments which the Awarded Site Subsidiary is obliged to make under the development agreement).
From the Awarded Site Limited Recourse Termination Date, any unpaid Awarded Site Fee shall be due and payable by the relevant Awarded Site Subsidiary in full. The “Awarded Site Limited Recourse Termination Date” occurs on the earlier of, inter alia:
•	the date that WRPDL has received from the West Rail Subsidiaries (including the Awarded Site Subsidiaries) an amount equal to the “WRPDL Minimum Retained Amount,” being HK$180,000,000 (less an amount of HK$10,000,000 each time a West Rail Subsidiary (other than an Awarded Site Subsidiary) enters into a development agreement);

•	the date the Awarded Site Subsidiary pays all amounts due from it to the developer under the development agreement; and

•	the date upon which the Awarded Site Subsidiary repays any principal, or pays any interest, in respect of a loan between WRPDL and the Awarded Site Subsidiary (under which WRPDL has onlent monies that WRPDL borrowed from KCRC).
Until (but excluding) the Awarded Site Limited Recourse Termination Date, the Awarded Site Subsidiary shall only be obliged to pay the Awarded Site Fee to the extent it has funds available to do so.

Unawarded Sites

West Rail Subsidiary Related Costs

Each of the West Rail Subsidiaries (excluding the Awarded Site Subsidiaries) shall pay to MTRCL the “West Rail Subsidiary Related Costs” in respect of that West Rail Subsidiary, which amount shall be all the costs (including internal costs) or payments incurred or paid by MTRCL in respect of that West Rail Subsidiary, or in respect of KCRC and allocated to that West Rail Subsidiary, plus 16.5% on-cost, together with interest accrued thereon.

From the Related Costs Limited Recourse Termination Date, the West Rail Subsidiary shall be obliged to pay the then outstanding West Rail Subsidiary Related Costs in full on each quarterly payment date. The “Related Costs Limited Recourse Termination Date” occurs on the earlier of, inter alia:
•	the date the West Rail Subsidiary enters into a development agreement; and

•	the date upon which the West Rail Subsidiary repays any principal, or pays any interest, in respect of a loan between WRPDL and the West Rail Subsidiary (under which WRPDL has onlent monies that WRPDL borrowed from KCRC).
Until (but excluding) the Related Costs Limited Recourse Termination Date, the West Rail Subsidiary shall only be obliged to pay the West Rail Subsidiary Related Costs to the extent it has funds available to do so.

Agency fee

Each West Rail Subsidiary other than Awarded Site Subsidiaries shall pay to MTRCL an agency fee, which shall be an amount equal to 0.75% of the gross sale proceeds made in respect of its development site.

From the Agency Fee Limited Recourse Termination Date, the West Rail Subsidiary shall be obliged to pay the then outstanding agency fee in full. The “Agency Fee Limited Recourse Termination Date” occurs on the earlier of, inter alia:
•	the date the West Rail Subsidiary receives (under the Consent Scheme) from the relevant stakeholder such amount of gross sale proceeds in respect of its development site which exceed the agency fee then due;

•	five Business Days after the date upon which all payment obligations due to the developer under the development agreement for that development site have been satisfied, or the development agreement has been terminated; and

•	the date upon which the West Rail Subsidiary repays any principal, or pays any interest, in respect of a loan between WRPDL and the West Rail Subsidiary (under which WRPDL has onlent monies that WRPDL borrowed from KCRC).
Until (but excluding) the Agency Fee Limited Recourse Termination Date, the West Rail Subsidiary shall only be obliged to pay the agency fee to the extent it has funds available to do so.

Guarantees by developers

Except for the Awarded Site Subsidiaries, WRPDL and each West Rail Subsidiary shall procure and ensure that each developer (and its relevant guarantor) who enters into a development agreement with the West Rail Subsidiary shall enter into a guarantee which guarantees to MTRCL the due and punctual performance of all obligations of the relevant West Rail Subsidiary to pay MTRCL’s agency fee.

Guarantee by WRPDL and the West Rail Subsidiaries

WRPDL and each West Rail Subsidiary guarantees to MTRCL the due and punctual performance of all obligations of the West Rail Subsidiaries under the West Rail Agency Agreement.

WRPDL restrictions on payments

WRPDL shall not make:
•	any payment to KCRC (including payments due under an outstanding loan from KCRC to WRPDL); or

•	any dividend or distribution to WRPDL’s shareholders,
unless, after making such payments, dividends and distributions, WRPDL would be left with cash in hand or at the bank of at least the WRPDL Minimum Retained Amount.

Termination

In respect of each West Rail Subsidiary, MTRCL shall cease to act as its agent upon the dissolution of that West Rail Subsidiary. MTRCL shall cease to act as agent of KCRC upon the date it ceases to act as agent for any West Rail Subsidiary.
H)	OUTSOURCING AGREEMENT
The Outsourcing Agreement was entered into on the Signing Date between MTRCL and KCRC.

After the Merger Date, for a period of two years, KCRC will, pursuant to the terms of the Outsourcing Agreement, outsource certain financial and administrative functions to MTRCL.

Pursuant to the terms of the Outsourcing Agreement, MTRCL will:
•	provide a number of financial and administrative services to KCRC;

•	provide certain staff to enable KCRC to operate after the Rail Merger; and

•	receive an annual fee of not more than HK$20 million from KCRC.
The scope of the services to be provided by MTRCL are set out in a schedule to the Outsourcing Agreement and include services relating to treasury, financial control, information technology, company secretarial, legal and other corporate functions, human resources, office administration and management of claims.
I)	PROPERTY PACKAGE AGREEMENTS
Category 1A Properties

Under the Sale and Purchase Agreement, KCRC has agreed that on or prior to the Merger Date it shall assign the Category 1A Properties to the KCRC Property Subsidiaries. KCRC has also agreed that all issued shares of those KCRC Property Subsidiaries (which will then own the common areas of the developments and the Category 1A Properties) shall then be transferred on the Merger Date from KCRC to MTRCL under the Sale and Purchase Agreement.

Category 1B Properties

On the Signing Date KCRC and MTRCL entered into an agreement for sale of purchase under which KCRC agreed to assign the Category 1B Properties to MTRCL on the Merger Date.

Category 2A Properties

Grant of Government Leases

On the Signing Date Government entered into an undertaking that it would, within twelve months of the Merger Date or such further period of time as Government and MTRCL may agree, issue to KCRC an offer for the grant at nil premium of Government Leases in respect of the land upon which the Category 2A Properties are situate. The Category 2A Properties are currently held by KCRC as vested land under the KCRC Ordinance.

On the Signing Date KCRC entered into an undertaking that it would, immediately after the grant of the Government Leases referred to in the above paragraph, enter into an agreement for sale and purchase to sell the Category 2A Properties to MTRCL. Assignment of the Category 2A Properties to MTRCL shall then take place pursuant to the agreement for sale and purchase.

Interim arrangements

The KCRC undertaking also provides that, until such time as KCRC has assigned the Category 2A Properties to MTRCL, interim arrangements shall be put in place to ensure that, as from the Merger Date, MTRCL shall be responsible for KCRC’s obligations under tenancy agreements or licence agreements relating to the Category 2A Properties, and for enforcing such agreements. MTRCL shall be entitled to proceeds received by KCRC in respect of those tenancy and licence agreements. The interim arrangements include, inter alia, as from the Merger Date:
•	KCRC entering into tenancy agreements at market rent with MTRCL in respect of the Category 2A Properties’ vacant units (with the intention that MTRCL will then sub-let the vacant units to sub-tenants) and entering into licence agreements in respect of the common areas within the Category 2A Properties;

•	until the assignment of the Category 2A Properties to MTRCL, KCRC appointing MTRCL as its enforcement agent to enforce KCRC’s then current Category 2A Properties tenancy agreements against tenants; and

•	KCRC assigning to MTRCL the proceeds received under KCRC’s then current Category 2A Properties tenancy agreements with tenants.
Category 2B Property

Grant of Government Lease

On the Signing Date Government entered into an undertaking that it would, within twenty four months of the Merger Date or such further period of time as Government and MTRCL may agree, issue to MTRCL an offer for the grant of a Government Lease of the Category 2B Property on terms to be agreed. The Category 2B Property is currently held by KCRC as vested land under the KCRC Ordinance for use as staff quarters and a recreational club.

Interim arrangements

On the Signing Date KCRC entered into an undertaking relating to interim arrangements to ensure that, as from the Merger Date, MTRCL shall be responsible for KCRC’s obligations under licence agreements relating to the Category 2B Property, and for enforcing such agreements. MTRCL shall be entitled to proceeds received by KCRC in respect of those licence agreements. The interim arrangements include, inter alia, as from the Merger Date:
•	KCRC granting MTRCL possession of the Category 2B Property (without payment of any licence fee or premium) as a licensee of KCRC, subject to existing licences and the Second Schedule of the KCRC Ordinance, with the right of MTRCL to sub-license all or any part of the Category 2B Property (subject to it being used as staff quarters and a recreation club);

•	until the grant of the Government Lease of the Category 2B Property, KCRC appointing MTRCL as its enforcement agent to enforce KCRC’s then current Category 2B Property licence agreements against licensees; and

•	KCRC assigning to MTRCL the proceeds received under KCRC’s then current Category 2B Property licence agreements with licensees.
Category 3 Properties

On the Signing Date MTRCL entered into three agreements (“Category 3 Agreements”) and related powers of attorney with KCRC. Each Category 3 Agreement relates to a Category 3 Property. KCRC has previously entered into a development agreement in respect of each Category 3 Property.

Exclusion of Concession Property

None of the rights and obligations granted to or undertaken by MTRCL under the Category 3 Agreements may be exercised or performed by MTRCL if they relate exclusively to Concession Property situate on any Category 3 Property. Matters affecting the Concession Property situate on any Category 3 Property are dealt with under the terms of the Service Concession Agreement.

Agency terms

Pursuant to the terms of each Category 3 Agreement, MTRCL will be appointed to act as KCRC’s agent, and donee under powers of attorney, to exercise rights and to perform obligations of KCRC which relate to the Category 3 Property (but excluding the right or obligation to dispose of the relevant Category 3 Property).

MTRCL shall at all times comply with statutory restrictions and obligations binding on KCRC which relate to the Category 3 Property, and shall pay all amounts due and payable from KCRC which have been incurred by KCRC as a result of MTRCL’s actions.

In acting as KCRC’s agent, MTRCL shall act according to prudent commercial principles, and aim to maximise gross profits under the Category 3 Property and to run a safe and efficient railway.

In order to assist MTRCL in performing its agency functions, KCRC has granted powers of attorney to MTRCL. MTRCL may only use the powers of attorney to exercise rights and perform obligations conferred or undertaken by it under the relevant Category 3 Agreement.

As well as acting as KCRC’s agent, MTRCL has the right to give KCRC instructions in respect of any action or matter relating to each Category 3 Property (including its related development agreement) which MTRCL is unable to take by reason of the limitation of the scope of its agency powers. KCRC shall comply promptly with those instructions provided that it is permitted under law, and under the relevant Government grant, to carry out those instructions.

KCRC shall account for revenue received in respect of a Category 3 Property by way of balance sheet movement (rather under its profit and loss account), provided that such treatment is permitted under law and accounting principles and practices.

KCRC shall not take any action in respect of a Category 3 Property which is not carried out by MTRCL (acting as KCRC’s agent), or according to MTRCL’s instructions, or otherwise in accordance with the terms of the Category 3 Agreement.

Fees

As consideration for acting as KCRC’s agent, MTRCL shall be paid a fee which is expected to be similar in quantum to the profits made by KCRC in respect of the relevant Category 3 Property (after deducting certain initial and upfront payments and consultant contribution costs, in each case paid or to be paid by the relevant developer to KCRC). Generally, MTRCL’s fee shall be payable in instalments promptly following receipt of relevant funds by KCRC (but subject to specified deductions of amounts due from KCRC to the relevant

Category 3 Property developer).

Indemnities

MTRCL shall indemnify KCRC in respect of liability or loss incurred or suffered by KCRC to the extent incurred or suffered as a result of, inter alia:
•	MTRCL’s actions or omissions in respect of the Category 3 Property (including the Government grant and development agreement); or

•	KCRC carrying out any action in accordance with MTRCL’s instructions.
MTRCL shall also indemnify KCRC for any profits tax liability incurred by KCRC to the extent caused by KCRC being unable to deduct fees payable to MTRCL under the relevant Category 3 Agreement from the revenue received by KCRC in respect of the Category 3 Property.

KCRC shall indemnify MTRCL in respect of liability or loss incurred or suffered by MTRCL to the extent incurred or suffered as a result of KCRC not complying with its obligations under the Category 3 Agreement, or as a result of an agreement relating to the Category 3 Property which KCRC has not disclosed to MTRCL prior to the Signing Date.

Other

MTRCL shall be the first manager, or shall ensure that a manager is appointed in respect of, each Category 3 Property (once developed).

MTRCL’s appointment as agent shall terminate when KCRC ceases to have any undivided share in the relevant Category 3 Property, other than Concession Property, and neither KCRC nor the developer nor the guarantors have any further rights to exercise, or obligations to perform, under the development agreement relating to the relevant Category 3 Property.

Category 4 Properties

On the Signing Date Government entered into an undertaking that it would, within periods to be agreed between MTRC and Government, offer to MTRC a private treaty grant in respect of each Category 4 Property.

The terms of each private treaty grant shall generally be determined by Government, and the premium for each private treaty grant shall be assessed on a full market value basis ignoring the presence of the railway other than the Tin Shui Wai Terminus, Light Rail, Yuen Long, New Territories.

On the Signing Date, MTRCL issued a letter to KCRC confirming that, if there should be any railway premises on the Category 4 Properties, MTRCL would assign the railway premises to KCRC.

Metropolis Equity Sub-participation Agreement

On the Signing Date, KCRC and MTRCL entered into an agreement pursuant to which KCRC shall act on MTRCL’s instructions in respect of the exercise of rights KCRC has as a shareholder of The Metropolis Management Company Limited (“Metropolis”). KCRC shall not take any action in respect of such rights except as so instructed by MTRCL. Upon receipt by KCRC of any distribution, or proceeds of sale, relating to its shareholding in Metropolis, KCRC shall promptly pay an amount equal to such received amount to MTRCL.

The issued share capital of Metropolis is 25,500 A shares (which are held by KCRC) and 24,500 B shares (which are held by Cheung Kong Property Management Limited). Metropolis’ business is property management.

The KCRC Subsidiaries (other than V-Connect Limited) also carry out the business of property management. These wholly owned KCRC Subsidiaries shall be transferred to MTRCL under the terms of the Sale and Purchase Agreement.

J)	LIAISON COMMITTEE LETTER
The Liaison Committee Letter was issued on the Signing Date by KCRC, the terms of which were acknowledged and agreed to by MTRCL and the Government.

The Liaison Committee Letter provides that during the period starting from the Signing Date and ending on the day immediately before the Merger Date (“Interim Period”), the Liaison Committee shall continue to consist of the same number of members from KCRC, MTRCL and Government.

The Liaison Committee shall, during the Interim Period, continue to discuss Material Decisions (as defined below) and the financial impact of Material Decisions. The Liaison Committee shall pass to KCRC’s managing board any representations made to the Liaison Committee by MTRCL’s members on the Liaison Committee. During the Interim Period, a Material Decision may not be implemented by KCRC without the prior agreement of MTRCL’s members on the Liaison Committee.

A “Material Decision” means (i) any decision by KCRC that, if implemented by KCRC, will have material capital or recurrent implications for MTRCL on and from the Merger Date; or (ii) any decision by KCRC that, under the current practices of KCRC, requires the approval of the managing board of KCRC or one of its sub-committees.
K)	LAND COMFORT LETTER

The Government issued the Land Comfort Letter to KCRC dated August 3, 2007, a copy of which has been received by MTRCL. Pursuant to the Land Comfort Letter, the Government has agreed that, subject to all necessary approvals being obtained, including those of the Chief Executive in Council, and also subject to the law and land policy prevailing at the time:
(a)	the term of years of (i) the private treaty grants (PTGs) for railway sites where KCRC is the sole grantee and the land shall remain in single ownership at the time of the extension of the term of years as hereinafter referred to; and (ii) vesting arrangements (as the case may be) for railway sites which form part of the KCRC Railway and which expire before the expiry of the Concession Period will, within such time as determined by the Government at its sole discretion, be extended to end with the expiry of the Concession Period under the original terms and conditions of the PTGs or vesting arrangements (as the case may be);

(b)	in relation to other types of land interests, the Government will take such steps and render such assistance to KCRC as considered appropriate, reasonable and practicable at the time, to facilitate the smooth operation of the railway during the Concession Period; and

(c)	if the Concession Period is extended in future, the Government will within such time as determined by the Government at its sole discretion:
(A)	extend the term of the land interests referred to in paragraph (a) above to make the term coterminous with the extended service concession period, provided that there has been no change in ownership of the said land interests since the Merger Date; and

(B)	take such steps and render such assistance to KCRC as considered appropriate, reasonable and practicable at the time, to facilitate the smooth operation of the KCRC Railway during the Concession Period. The Chief Executive in Council’s advice will also be sought where appropriate.
L)	KCRC CROSS BORDER LEASE AGREEMENTS

The property and equipment intended to be subject to the Service Concession Agreement includes property and equipment (the “CBL Property”) that is subject to 18 separate cross border lease transactions that were entered into by KCRC, certain of KCRC’s subsidiary companies, various U.S. institutional investors and certain other parties between 1998 and 2003 (the “CBLs”). The CBL Property includes rolling stock, signalling equipment, revenue collection equipment and railway infrastructure.

In each CBL, the relevant CBL Property has been leased to a U.S. trust (in each case, a “Trust”) established for the benefit of the relevant U.S. institutional investor for a fixed long term period pursuant to a “Head Lease Agreement,” and all rentals due in connection therewith have been prepaid by such Trust (the “Lump Sum Payment”). The aggregate amount of all Lump Sum Payments for all CBLs was equal to approximately US$1,383 million as at the closings of the respective CBLs.

Simultaneously with the entering into of such Head Lease Agreements, the respective Trusts leased the relevant CBL Property back to a KCRC subsidiary (in each case, a “Lessee”) pursuant to separate “Lease Agreements,” and such Lessees subleased such CBL property to KCRC pursuant to separate “Sublease Agreements.” The tenors of the Lease Agreements and the Sublease Agreements, which depending on the terms of the respective CBLs are scheduled to expire between 2015 and 2031 (in any such case, the “CBL Scheduled Expiration Date”), are in each case shorter than the tenors of the corresponding Head Lease Agreements.

Under the respective Lease Agreements, the Lessees (i) have agreed to (a) pay periodic US$ denominated rentals on a semi-annual or annual basis in accordance with pre-determined payment schedules, (b) use, maintain, operate and insure the CBL Property according to agreed standards or procure the same from KCRC (as sublessee) and (c) pay certain US$ denominated termination amounts if the relevant Lease Agreement terminates prior to its CBL Scheduled Expiration Date (the “TV Amounts”), whether as a result of an event of default in respect of which a Trust exercises a remedy to receive money damages, the occurrence of an event of loss or otherwise; and (ii) have the right to acquire the interests of the respective Trusts in the CBLs as at the relevant CBL Scheduled Expiration Date pursuant to a US$ denominated fixed price purchase option (each, an “FPO”), as well as upon the occurrence of other events prior to the relevant CBL Scheduled Expiration Date. If an FPO is not exercised in any CBL, the Lessee in respect thereof will be required to return the relevant CBL Property to the related Trust and take certain other actions in connection with the then intended use thereof.

As at or shortly after the closing of the respective CBLs, portions of the Lump Sum Payments received from the respective Trusts were placed in deposit arrangements and/or invested in debt securities (collectively, the “Investments”). The scheduled repayments on the Investments are expected to be sufficient to meet the Lessees’ respective periodic rental obligations under the Leases and amounts payable in connection with the FPOs.

The proceeds of the Investments are also intended to be available to meet the obligations of the Lessees in the event of an early termination under the CBLs which results in the TV Amounts becoming payable. As at December 31, 2006, the aggregate TV Amounts under all Lease Agreements were equal to approximately US$1,720 million, and the Investments had a value equal to approximately US$1,499 million, understanding that (i) the TV Amounts will vary over time according to the terms of the CBLs and (ii) the value of the Investments will also vary over time based on, inter alia, periodic changes in interest rates.

Under other agreements relating to the CBLs, KCRC has agreed to guarantee all CBL obligations of the respective Lessees, and KCRC and such Lessees have provided various representations, warranties, covenants and agreements for the benefit of the other CBL parties, including with respect to (i) the provision of certain tax and other indemnities and (ii) agreements relating to mergers, consolidations, asset transfers and other similar matters relating to KCRC and such Lessees. Breaches of such representations, warranties, covenants and agreements will, subject to certain grace and cure provisions, give rise to an event of default under the relevant CBL. If an event of default occurs, the respective Trusts will have a variety of contractual remedies, including the right to demand payment of the relevant TV Amounts and the right to seek repossession of the relevant CBL Property.

US CBL Assumption Agreements

Separate US CBL Assumption Agreements are expected to be entered into with respect to each CBL on or prior to the Merger Date.

Pursuant to each US CBL Assumption Agreement, MTRCL will undertake to perform, on a joint and several basis with KCRC, the obligations of KCRC under the respective CBLs. As a result thereof, MTRCL will generally become liable to the CBL counterparties in respect of KCRC’s obligations under the CBLs and have the right to exercise certain of KCRC’s rights under the CBLs.

US CBL Allocation Agreement

The US CBL Allocation Agreement is expected to be entered into on or before the date that MTRCL enters into a US CBL Assumption Agreement. Pursuant to the US CBL Allocation Agreement, rights, obligations and responsibility for risks relating to the CBLs will be delineated and allocated between KCRC and MTRCL (each of which will be jointly and severally liable to specified CBL counterparties, as referred to in the section above headed “US CBL Assumption Agreements”).

It is intended that, as between MTRCL and KCRC, (i) MTRCL will be responsible for the “MTRC Obligations” and certain “Common Obligations,” which generally include, amongst other things, (a) operational obligations relating to the Concession Property which is subject to the CBLs (such as maintenance, insurance, repair and various related items) and (b) certain general financing covenants made for the benefit of the CBL parties (such as restrictions on mergers, asset sales and similar transactions, as well as affirmative obligations relating to, amongst other things, the maintenance of all required governmental consents); and (ii) KCRC will be responsible for all other obligations of KCRC and certain KCRC subsidiaries relating to the CBLs (including, in particular, collateral related obligations and general financing covenants applicable to KCRC).

MTRCL and KCRC will each make representations under the US CBL Allocation Agreement, which will include, in the case of those to be made by KCRC, representations with respect to the status of the CBLs.

MTRCL and KCRC will each agree to indemnify each other for losses (and for reasonable costs incurred) arising from (i) any breach of their respective covenants and agreements under the US CBL Allocation Agreement, or (ii) any of their respective representations in the US CBL Allocation Agreement being inaccurate, in each case subject to certain exclusions (which exclusions include matters such as the fraud, negligence or bad faith of the other party and/or the failure of the other party to perform certain covenants).

Provisions contained in the Merger Framework Agreement

The Merger Framework Agreement includes provisions relating specifically to the CBLs. A description of those provisions is set out above under the paragraph headed “KCRC’s Cross Border Leases” in the section of this Appendix headed “The Merger Framework Agreement.”

QUESTIONS CONCERNING THE TERMS OF THE CONSENT SOLICITATION SHOULD BE
DIRECTED TO THE SOLICITATION AGENT:
HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, New York 10018
United States
Attention: Liability Management Group
Toll Free: +1 888 HSBC 4LM (472 2456) in the U.S.
Collect: +1 212 525 5552 (international)
E-mail: kcrcinfo@hsbc.com.hk
Requests for additional copies of this Consent Solicitation Statement, the Consent Form, the form of Supplemental Indenture or other related documents and requests for assistance in completing the Consent Form should be directed to the Information and Tabulation Agent:
Lucid Issuer Services
Wellington Plaza, 10th Floor
56-58 Wellington Street
Central
Hong Kong
By Facsimile Transmission: +852 2526 5020
To Confirm Receipt Please Call: Casey Richards
Please Call: +852 2526 5406
Please e-mail: kcrcinfo@lucid-is.com.hk

CONSENT SOLICITATION RESPONSE
Kowloon-Canton Railway Corporation, a statutory corporation duly organized and existing under the Kowloon-Canton Railway Corporation Ordinance (Chapter 372 of the laws of Hong Kong) (“KCRC”), is soliciting (the “Consent Solicitation”) consents from the holders of the outstanding US$1,000,000,000 aggregate principal amount of 8% Notes due 2010 (the “Notes”) to amendments (the “Proposed Amendments”) of certain provisions of that certain indenture, dated as of March 16, 2000, pursuant to which the Notes were issued (the “Indenture”), between KCRC and The Bank of New York, as trustee (the “Trustee”). The holders of record (the “Holders”) as of September 7, 2007 (the “Record Date”) of the Notes are requested to read and carefully consider the information contained in the Consent Solicitation Statement, dated as of September 10, 2007 (the “Consent Solicitation Statement”) that has been provided in connection with the Proposed Amendments before making any decision to give consent thereto. The Holders that wish to give their consent to the Proposed Amendments should submit this response to the Consent Solicitation (this “Consent Solicitation Response”) in accordance with the instructions set forth herein and in the Consent Solicitation Statement. SHOULD THERE EXIST ANY CONFLICT BETWEEN THE TERMS AND CONDITIONS OF THE CONSENT SOLICITATION STATEMENT AND THIS CONSENT SOLICITATION RESPONSE, THE TERMS AND CONDITIONS OF THIS CONSENT SOLICITATION RESPONSE SHALL PREVAIL. The foregoing notwithstanding, any capitalized terms used but not otherwise defined herein shall have the meanings prescribed in the Consent Solicitation Statement.
1.	By properly completing, executing and returning this Consent Solicitation Response, the undersigned Holder(s) (the “Undersigned”) hereby:
a.	grants its consent to the execution and delivery of the Supplemental Indenture, in respect of those Notes that are held by the Undersigned, in order to effect the Proposed Amendments, and directs the Trustee to execute and deliver the Supplemental Indenture;

b.	irrevocably authorizes the Information and Tabulation Agent to deliver the consent form (the “Consent Form”) attached to this Consent Solicitation Response to KCRC, and agrees that it shall not revoke its consent under this Consent Solicitation Response or the Consent Form except in accordance with the procedures set forth herein and in the Consent Solicitation Statement;

c.	acknowledges that this Consent Solicitation Response constitutes a binding agreement between the Undersigned and KCRC upon the terms and conditions contained herein and in the Consent Solicitation Statement;

d.	represents and warrants that the Undersigned has full power and authority to give consent to the Proposed Amendments by means of this Consent Solicitation Response, and shall, upon request, execute and deliver any additional documents reasonably deemed by KCRC to be necessary or desirable to perfect the Undersigned’s consent or evidence such power and authority; and

e.	acknowledges that it must comply with the provisions of this Consent Solicitation Response, and provide the information required herein in order to validly consent to the Proposed Amendments (except as any applicable defects in this Consent Solicitation Response may be waived by KCRC in its sole discretion).
2.	All authority conferred or agreed to be conferred by this Consent Solicitation Response shall survive the death, incapacity, dissolution or liquidation of the Undersigned and every obligation of the Undersigned under this Consent Solicitation Response shall be binding upon the Undersigned’s heirs, personal representatives, successors and assigns.

3.	Unless otherwise specified in the table on the following page, this Consent Solicitation Response relates to the total principal amount of the Notes held of record by the Undersigned. The Undersigned has listed in such table the title, CUSIP number, ISIN number, Common Code number and principal amount of Notes for which this Consent Solicitation Response is given. If the space provided in the table is inadequate, the Undersigned may list all such additional necessary information on a separate, signed schedule and affix that schedule hereto. If no principal amount of Notes as to which a Consent Solicitation Response is delivered is specified, but the Consent Solicitation Response is otherwise properly completed and signed, the Undersigned will be deemed to have consented to the Proposed Amendments with respect to the entire aggregate principal amount of Notes that such Undersigned holds, whether through DTC, Euroclear or Clearstream.

4.	The Undersigned must execute this Consent Solicitation Response exactly as its name, or their names, as applicable, appear(s) on the Notes. Holders of the Notes through DTC must execute this Consent Solicitation Response exactly as their name(s) appear(s) on the DTC position listing as of the Record Date. If Notes to which a Consent Solicitation Response relates are held by two or more joint Holders, all each such Holder must sign this Consent Solicitation Response. If a Consent Solicitation Response is signed by a trustee, partner, executor, administrator, guardian, attorney in fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent Solicitation Response appropriate evidence of authority to execute the Consent Solicitation Response. If Notes are held in different names, separate Consent Solicitation Responses must be executed covering each name in which such Notes are held. If a Consent Solicitation Response relates to less than the total principal amount of Notes held by a Holder through the DTC, such Holder must indicate the principal amount of Notes to which the Consent relates.

5.	All signatures on this Consent Solicitation Response must be guaranteed by a firm or other entity identified in Rule 17Ad-15 under the U.S. Securities Exchange Act of 1934, as amended, including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker, government securities dealer or government securities broker; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings institution that is participant in a Securities Transfer Association recognized program (each, an “Eligible Institution”); except for Consent Solicitation Responses delivered for the account of an Eligible Institution.
[CONSENT FORM FOLLOWS]

CONSENT FORM
in connection with
US$1,000,000,000 8% Notes due 2010
issued by
Kowloon-Canton Railway Corporation
TO CONSENT TO THE PROPOSED AMENDMENT, PLEASE RETURN THIS CONSENT FORM (THIS “CONSENT FORM”) BY NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 28, 2007, BY FAX TO THE INFORMATION AND TABULATION AGENT AT +852 2526 5020, OR BY HAND DELIVERY, COURIER OR MAIL TO: LUCID ISSUER SERVICES, WELLINGTON PLAZA, 10TH FLOOR, 56-58 WELLINGTON STREET, CENTRAL, HONG KONG. THIS CONSENT FORM IS AN INTEGRAL PART OF THE CONSENT SOLICITATION RESPONSE AND ITS TERMS AND CONDITIONS ARE HEREBY INCORPORATED HEREIN.
Please read the instructions set out below.
We are the Holder(s) of the principal amount of Notes indicated in the table below. We hereby make the acknowledgements, undertakings, representations and warranties, instructions and directions set out herein.
To: Lucid Issuer Services, as Information and Tabulation Agent

By Facsimile Transmission:	By Courier, Hand Delivery, or Mail:
+852 2526 5020 To Confirm Receipt Please Call: +852 2526 5406 By PDF e-mail: kcrcinfo@lucid-is.com.hk	Wellington Plaza, 10th Floor 56-58 Wellington Street Central Hong Kong Attention: Casey Richards
THE UNDERSIGNED MAKES THE ACKNOWLEDGEMENTS, UNDERTAKINGS, REPRESENTATIONS AND WARRANTIES, INSTRUCTIONS AND DIRECTIONS SET OUT IN THE CONSENT SOLICITATION RESPONSE AND AUTHORIZES THE INFORMATION AND TABULATION AGENT TO DELIVER THIS CONSENT FORM TO KCRC AS EVIDENCE OF THE UNDERSIGNED’S CONSENT TO THE PROPOSED AMENDMENTS AND HEREBY DIRECTS THE TRUSTEE TO EXECUTE AND DELIVER THE SUPPLEMENTAL INDENTURE UPON SATISFACTION OF THE CONDITIONS THERETO.

CONSENT FORM
Only this signature page needs be delivered in order to give your Consent. A DTC Participant must execute this Consent Form exactly as its name appears on DTC’s position listing as of the Record Date. If the Notes are held by two or more Holders, all such Holders must sign. If the signature is by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit appropriate evidence satisfactory to KCRC of such person’s authority so to act.
1.	The DTC Participant signing this Consent Form is:

Participant Account Number:
Company Name:
Contact Person:
Mailing Address:

Tax Identification Number:
Country Code, Area Code and Telephone:
E-mail Address:
2.	The Notes with respect to which this Consent Form relates and with respect to which you consent to the Proposed Amendments:

			Common Code
Title	CUSIP No.	ISIN No.	No.	Principal Amount(s)*
US$1,000,000,000 8% Notes Due 2010	500748AA6	US500748AA61	010926084	US$

*	no aggregate principal amount of Notes to which a Consent is delivered is specified, but the Consent Form is otherwise properly completed and signed, the Holder will be deemed to have delivered a Consent to the Proposed Amendments with respect to the entire aggregate principal amount of Notes held by such Holder.
3.	Provide the Unique Reference identifier for this consent as a seven-digit number that starts with your 4-digit participant account number and ends with a sequential number that you choose. For example, if your participant account number is 0902, then you might use 0902001.

4	The undersigned hereby makes all acknowledgments, representations, warranties, agreements and authorizations described in this Consent Form and the Consent Solicitation Statement.
5.	The Consent Fee should be paid as follows:

ABA No.:
Account No.
Account Name:
Name of Bank or Financial Institution:
Pre-advice Contact:
Pre-advice Email:
Telephone:

Signature(s) of Authorized Signatory:
Name(s) of Authorized Signatory:
Title:	Date:

Affix Medallion Stamp Here:

IMPORTANT U.S. TAX INFORMATION
Under current U.S, Federal income tax laws, a DTC Participant who receives a Consent Fee as consideration for such DTC Participant’s Consent may be required by law either:
(i)	to provide on Substitute Form W-9, which is provided below, a correct taxpayer identification number (“TIN”), generally the DTC Participant’s social security or federal employer identification number, and certify under penalty of perjury that:
(A)	the TIN provided on Substitute Form W-9 is correct;

(B)	either (1) the DTC Participant is exempt from backup withholding, (2) the DTC Participant has not been notified by the Internal Revenue Service that such DTC Participant is subject to backup withholding as a result of failure to report all interest or dividends or (3) the Internal Revenue Service has notified the DTC Participant that such DTC Participant is no longer subject to backup withholding; and

(C)	the DTC Participant is a United States person (including a United States resident alien), or
(ii)	to establish another basis for exemption from backup withholding.
As provided on Substitute Form W-9, a DTC Participant must cross out item (2) of Part 2 of Substitute Form W-9 if such DTC Participant is subject to backup withholding. The DTC Participant is required to provide the TIN of the record owner of the Notes. If the Notes are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report. If a DTC Participant does not have a TIN, such DTC Participant should consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” concerning applying for a TIN, check the box in Part 3 of the Substitute Form W-9 below, write “applied for” in lieu of its TIN and sign and date the form and the Certificate of Awaiting Taxpayer Identification Number. Checking this box, writing “applied for” on the form and signing such certificate means that such DTC Participant has already applied for a TIN or that such DTC Participant intends to apply for one in the near future. If such DTC Participant does not provide its TIN within 60 days, backup withholding will begin and continue until such DTC Participant furnishes its TIN.
Failure to provide the information on the Substitute Form W-9 may subject the DTC Participant to a $50 penalty imposed by the Internal Revenue Service and a federal income tax backup withholding (currently 28%) on the Consent Fee received. More serious penalties may be imposed for providing false information, which, if willfully done, may result in fines and/or imprisonment.
Certain DTC Participants are not subject to backup withholding and reporting requirements. A foreign person (including a foreign corporation) may qualify as an exempt recipient by submitting a properly completed Internal Revenue Service Form W-8BEN, signed under penalties of perjury, attesting to that DTC Participant’s exempt status. A disregarded domestic entity that has a foreign owner should file an Internal Revenue Service Form W-8BEN rather than a Substitute Form W-9. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.
Backup withholding is not an additional tax. Rather, the U.S, federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the Internal Revenue Service.

1

PAYOR’S NAME: DEUTSCHE BANK TRUST COMPANY AMERICAS

SUBSTITUTE Form W-9	Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT (OR COMPLETE PART 3) AND CERTIFY BY SIGNING AMD-DATING BELOW	TIN:	__________________________ Social Security Number or Employer ID Number
Department of the Treasury Internal Revenue Service	Part 2 — Certification — Under penalties of perjury, I certify that:	Part 3 —

Payer’s Request for Taxpayer Identification Number (TIN)	(1) The number shown on this form is my correct Taxpayer Identification Number (or I have checked the box in part 3 and executed the certificate of Awaiting Taxpayer Identification Number below), and	Awaiting TIN Please complete the Certificate of Awaiting Taxpayer Identification Number below
_______________________________ Name _______________________________ Address (Number and Street)	(2) I am not subject to backup withholding because (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of failure to report all Interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
_______________________________ City, State and Zip Code	(3) I am a U.S. person (including a U. S. resident alien).

	SIGNATURE _____________________

	Date ____________________________
	Certificate Instructions — You must cross out item (2) in Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you are subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).
FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP
WITHHOLDING OF A PORTION (CURRENTLY 28%) OF ANY PAYMENTS MADE TO YOU
WITH RESPECT TO THE NOTES. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE
IF YOU CHECKED THE BOX IN PART 3 OF THE SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number, a portion (currently 28%) of all reportable payments made to me thereafter will be withheld until I provide a number.

_________________________________________ Signature	_________________________________________ Date

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INSTRUCTIONS FOR NOTE HOLDERS
FORMING PART OF THE TERMS AND CONDITIONS OF THIS CONSENT
1.	Expiration Time. The term “Expiration Time” means 5:00 P.M., New York City time, on September 28, 2007, unless KCRC, in its sole discretion, extends the period during which the Consent Solicitation is open, in which case the term “Expiration Time” means the latest date and time to which the Consent Solicitation is extended. To extend the Expiration Time, KCRC may so notify the Information and Tabulation Agent in writing or orally and may make a public announcement thereof, each not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time. KCRC may extend the Consent Solicitation on a daily basis or for such specified period of time as it determines in its sole discretion. Failure by any Holder or beneficial owner of the Notes to be so notified will not affect the extension of the Consent Solicitation.
2.	Delivery of this Consent Form. A properly completed and duly executed copy of this Consent Form and any other, documents required by this Consent Form must be received by the Information and Tabulation Agent at its address, facsimile number or e-mail address set forth on the first page hereof prior to the Expiration Time. This Consent Form may only be executed by DTC Participants. Any beneficial owner of Notes who holds its Notes through a DTC Participant must arrange for such DTC Participant to execute and deliver the Consent on behalf of such beneficial owner. A Consent by a Holder is a continuing consent notwithstanding that the registered ownership of a Note has been transferred. The method of delivery of Consents and all other required documents to the Information and Tabulation Agent is at the election of the consenting Holder, and the delivery will be deemed made only when actually received by the Information and Tabulation Agent. In all cases, sufficient time should be allowed to assure timely delivery. NO CONSENT FORM SHOULD BE SENT TO ANY PERSON OTHER THAN THE INFORMATION AND TABULATION AGENT. HOLDERS OF NOTES SHOULD NOT TENDER OR DELIVER NOTES AT ANYTIME.
3.	Questions Regarding Validity, Form, Legality, etc. All questions as to the validity, form, eligibility (including time of receipt), acceptance and revocations of Consents will be resolved by KCRC, whose determinations will be binding. KCRC reserves the absolute right to reject any or all Consents and revocations that are not in proper form or the acceptance of which could, in the opinion of KCRC’s counsel, be unlawful. KCRC also reserves the right to waive any irregularities in connection with deliveries, which KCRC may require to be cured within such time as KCRC determines. None of KCRC, the Trustee, the Solicitation Agent, the Information and Tabulation Agent or any other person shall have any duty to give notification of any such irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consent Forms or notices of revocation will not be deemed to have been made until such irregularities have been cured or waived. KCRC’s interpretation of the terms and conditions of the Consent Solicitation (including this Consent Solicitation Statement and the accompanying Consent Form and the instructions hereto and thereto) will be final and binding on all parties.
4.	Persons Entitled to Deliver Consents. Only those persons who are DTC Participants may execute and deliver a Consent Form. DTC is the holder of the Notes, but DTC has authorized certain DTC Participants to deliver a Consent. In order to cause Consents to be delivered with respect to Notes held through DTC, such DTC Participants must follow the delivery instructions set forth in paragraph 2 above. A Beneficial Owner of the Notes held through a DTC Participant must complete and sign a Letter of Instruction and deliver it to such DTC Participant in order to authorize the delivery of a Consent with respect to such Notes.
5.	Signatures on this Consent Form. A designated signatory of the DTC Participant must affix their signature in Section V of this Consent Form accompanied by a Medallion seal. The DTC Participant must be a firm that is a participant in the Security Transfer Agents Medallion Program or the Stock Exchange Medallion Program (generally, a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or a trust company having an office in the United States).
6.	Revocation of Consent. Consents that are properly completed and delivered may not be revoked except in the limited circumstances described in the following sentence. Consents will become revocable only if the terms of the Consent Solicitation are amended such that the amendment (1) decreases the amount of the Consent Fee, (2) decreases the aggregate principal amount of the Notes with respect to which Consents are being solicited, (3) extends the Expiration Time beyond 180 days after the Record Date or (4) makes such other change to the Consent Solicitation which, as determined by KCRC in its sole discretion, is adverse to the Holders, or if such revocability is otherwise required by applicable law. DTC Participants who validly revoke Consents will not be eligible to receive the applicable Consent Fee, unless Consents are validly redelivered prior to the Expiration Time.

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DTC Participants who wish to exercise their right of revocation with respect to a Consent must give written notice of revocation by fax (followed by physical delivery), mail or hand delivery to the Information and Tabulation Agent at its address set forth on the back cover of this Consent Solicitation Statement, which must be received by the Information and Tabulation Agent prior to the Expiration Time. In order to be valid, a notice of revocation must specify the DTC Participant whose name appears on the security position listing as the owner of such Notes and the principal amount of the Notes as to which the Consent is to be revoked. The notice or revocation must be signed and executed by the DTC Participant in the same manner as the original Consent Form. However, validly revoked Consents may be redelivered by following the procedures described elsewhere in this Consent Solicitation Statement at any time prior to the Expiration Time.
Prior to the Expiration Time, KCRC intends to consult with the Information and Tabulation Agent to determine whether the Information and Tabulation Agent has received any revocations of Consents. KCRC reserves the right to contest the validity of any such revocations. All questions as to the validity (including time of receipt) of any revocation will be determined by KCRC in its sole discretion, which determination will be conclusive and binding subject only to final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of KCRC, the Trustee, the Solicitation Agent, the Information and Tabulation Agent or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such notification.
7.	Waiver of Conditions; Amendment. KCRC reserves the absolute right to amend, waive or modify the terms of the Consent Solicitation, as more fully described in the Consent Solicitation Statement.

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GUIDELINES FOR CERTIFICATION OF
TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYOR — Social Security numbers (SSNs) have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers (EINs) have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payor.

GIVE THE NAME AND TAXPAYER
FOR THIS TYPE OF ACCOUNT		IDENTIFICATION NUMBER (TIN) OF

1.	An individual’s account	The individual[1]

2.	Two or more persons (joint account)	The actual owner of the account or, if combined funds, the fist individual on the account[2]

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor[3]

4.	a. The usual revocable trust (grantor is also trustee)	The grantor-trustee
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner

5	Sole proprietorship or single-owner limited liability company (LLC)	The owner[4]

6.	A valid trust, estate, or pension trust	The legal entity[5]

7.	Corporate or LLC electing corporate status on Form 8832	The corporation

8.	Religious, charitable, or educational organization account	The organization

9.	Partnership or multi-member LLC	The partnership

10.	Association, club, or other tax-exempt organization	The organization.

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1	If you are a resident alien and you do not have and are not eligible to get an SSN, your taxpayer identification number is your IRS individual tax identification number (ITIN). Enter it in the Social Security Number box on the Substitute Form W-9. If you do not have an ITIN, see “Obtaining a Number” below.

2	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a TIN, that person’s number must be furnished. If the first payee listed on an account provides the payor with a Form W-8BEN or similar statement signed under penalties of perjury, backup withholding applies unless: (1) every joint pnyee provides a statement regarding foreign status (e.g., a Form W-8 BEN) or (2) any one of the joint payees who has not established foreign status provides the payor a TIN. If any one of the Joint payees who has not established foreign statue provides a TIN, that number will be used for purposes of backup withholding and information reporting

3	Circle to minor’s name and furnish the minor’s SSN.

4	You must show your individual name. You may also enter your business or “doing business as” name. You may use either your SSN or your EIN.

5	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title)

NOTE:	If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

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Note: Section references are to the Internal Revenue Code unless otherwise noted.
OBTAINING A NUMBER
If you do not have a taxpayer identification number or you don’t know your number, obtain either (a) Form SS-5, Application for a Social Security Number from the Social Security Administration (for eligible individuals), (b) Form W-7, Application for IRS Individual Taxpayer Identification Number from the Internal Revenue Service (IRS) (for a U.S. resident alien ineligible to receive an SSN), or (c) Form SS-4, Application for Employer Identification Number from the IRS (for businesses and all other entities), and apply for a number.
PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING
The following is a list of payees exempt from backup withholding and for which no information reporting is required. For broker transactions, payees listed in items (1) through (12) and persons registered under the Investment Advisors Act of 1940 who regularly act as brokers are exempt.
(1)	An organization exempt from tax under section 501(a), an individual retirement account (IRA), or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

(2)	The United States or any of its agencies or instrumentalities.

(3)	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(4)	A foreign government or any of its political subdivisions, agencies or instrumentalities.

(5)	An international organization or any of its agencies or instrumentalities.

(6)	A corporation.

(7)	A foreign central bank of issue.

(8)	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

(9)	A real estate investment trust.

(10)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(11)	A common trust fund operated by a bank under section 584(a).

(12)	A financial institution.

(13)	A middleman known in the investment community as a nominee or custodian.

(14)	A trust exempt from tax under section 664 or described In section 4947.
Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYOR. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO, BACKUP WITHHOLDING, FILE WITH THE PAYOR A COMPLETED INTERNAL REVENUE FORM W-8BEN (CERTIFICATE OF FOREIGN STATUS).
PENALTIES
(1)	PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. If you fail to furnish your correct taxpayer identification number to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect
(2)	CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING, If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(3)	CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
(4)	MISUSE OF TINs. If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.
FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.
PRIVACY ACT NOTICE
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verity the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism
Yon roust provide your TIN whether or not yon are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payor. Certain penalties may also apply.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date	10 September 2007	By	/s/ Jeffrey Cheung
		Name:	Jeffrey Cheung
		Title:	Deputy Director-Finance